LITHIUM AMERICAS (ARGENTINA) CORP.

(FORMERLY LITHIUM AMERICAS CORP.)

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held January 17, 2025

MANAGEMENT INFORMATION CIRCULAR

Dated: December 4, 2024

LETTER TO SHAREHOLDERS

Dear Fellow Lithium Americas (Argentina) Corp. Shareholders,

On behalf of the board of directors (the "Board") of Lithium Americas (Argentina) Corp. ("Lithium Argentina" or the "Corporation"), it is our pleasure to invite you to attend the special meeting of shareholders on January 17, 2025 at 10:00 a.m. (Pacific Time) to be held virtually at https://meetnow.global/MDAUKRK (the "Meeting").

As we announced on November 29, 2024, the Board approved a proposed continuation of the Corporation from the Province of British Columbia into the jurisdiction of Zug, Canton of Zug, Switzerland pursuant to article 161 et seq. of the Swiss Federal Act on International Private Law and under articles 620 et seqq. of the Swiss Code of Obligations, as if the Corporation had been incorporated under the Swiss Code of Obligations (the "Continuation").

Lithium Argentina has performed an extensive review of its business and corporate structure. Switzerland, was determined to be the best jurisdiction from a strategic, commercial and legal perspective. The move is expected to provide expanded financing flexibility and support the Corporation's current business and long-term growth plans through access to various markets, proximity to European customers and an attractive framework for existing shareholders and future investment.

If the Continuation is approved, Lithium Argentina's place of incorporation and its corporate headquarter will be in Zug, Switzerland. The operational headquarters of the Lithium Argentina group of companies will become Buenos Aires, Argentina. The Corporation plans to continue listing its common shares on the Toronto Stock Exchange and the New York Stock Exchange under the new symbol "LAR" which will continue to provide shareholders with the convenience of owning a North American listed stock and avoids any disruption related to changing the listing to other capital markets. By continuing to trade on North American markets, the Corporation will continue to be subject to the public company reporting requirements under Canadian and U.S. securities laws.

The Continuation is to be implemented pursuant to a plan of arrangement under the laws of the Province of British Columbia (the "Arrangement"). The accompanying management information circular (the "Circular") provides you with information for the purposes of voting on a special resolution (the "Arrangement Resolution"), in the form included in the accompanying Circular, to approve the Arrangement.

Assuming the Arrangement Resolution is approved, shareholders will also be asked to approve certain ancillary resolutions required under Swiss law (the "Ancillary Resolutions") to be implemented in connection with the Continuation including, but not limited to, a change of name of the Corporation to "Lithium Argentina AG/Lithium Argentina SA".

Your votes are important to us. In order for the Corporation to proceed with the Continuation, the Arrangement Resolution and Ancillary Resolutions (b), (d), (e), (f), (g) and (h) must be approved by two-thirds of the votes cast by shareholders voting in person or by proxy at the Meeting and the remaining Ancillary Resolutions must be approved by a majority of the votes cast by shareholders voting in person or by proxy at the Meeting. The Arrangement must also be approved by the Supreme Court of British Columbia and is subject to the approval of the Toronto Stock Exchange and New York Stock Exchange. The Continuation must be filed and registered with the Commercial Register of the Canton of Zug.

In view of the importance of the actions to be taken at the Meeting, we urge you to vote FOR the Arrangement Resolution and Ancillary Resolutions and promptly submit your proxy. You are urged to vote in this manner, regardless of the number of shares that you own or whether you will attend the Meeting. Returning the proxy does not deprive you of the right to attend the Meeting and vote your shares in person. To be valid, a shareholder's proxy must be received by the Corporation's transfer agent, Computershare Investor Services Inc., no later than 10:00 a.m. (Pacific Time) on January 15, 2025 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held.  Proxies received after that time may be accepted by the Chair of the Meeting at such person's sole discretion. The Chair of the Meeting is under no obligation to accept late proxies.

HOW TO VOTE

VOTING METHOD	NON-REGISTERED SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank, or other intermediary.	Shares held in own name and represented by a physical certificate or DRS.
	www.proxyvote.com	www.investorvote.com
	Call the toll-free number listed on your voting instruction form (VIF) and vote using the control number provided therein.	1-866-732-VOTE (8683)
Complete, date and sign the voting instruction form and return it in the enclosed postage paid envelope.

Complete, date and sign management's form of proxy and return it in the enclosed postage paid envelope to:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, M5J 2Y1

If you have any questions relating to the completion and delivery of your proxy, please contact Laurel Hill Advisory Group, the Corporation's proxy solicitation agent, by telephone at 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America), or by email at assistance@laurelhill.com.

The Corporation's management supports the Continuation and joins with the Board in recommending that you to vote FOR the Arrangement Resolution and the Ancillary Resolutions.

We encourage you to read the Circular in advance to allow meaningful participation in the voting process.

On behalf of everyone at Lithium Argentina, we appreciate your ongoing support of our corporation.

Sincerely,

"John Kanellitsas"	"Sam Pigott"
John Kanellitsas	Sam Pigott
Executive Chair	President and Chief Executive Officer

NOTICE OF SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the special meeting (the "Meeting") of the holders ("Shareholders") of common shares (the "Common Shares") of Lithium Americas (Argentina) Corp. (the "Corporation") will be held virtually at https://meetnow.global/MDAUKRK at 10:00 a.m. (Pacific Time) on January 17, 2025:

At the Meeting, Shareholders will be asked to consider the following matters:

1. to consider and, if deemed appropriate, to pass, with or without variation, a special resolution of the Shareholders (the "Arrangement Resolution"), the full text of which is attached as Schedule "A" to the management information circular (the "Circular") for a statutory arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) providing for, among other items, the continuation of the Corporation pursuant to article 161 et seq. of the Swiss Federal Act on International Private Law and under articles 620 et seqq. of the Swiss Code of Obligations, as a corporation domiciled in Zug, Canton of Zug, Switzerland, as if the Corporation had been incorporated under the Swiss Code of Obligations (the "Continuation");

2. if the Arrangement is approved and as required by Swiss law, to pass the following ancillary resolutions (the "Ancillary Resolutions") to be implemented in connection with the Continuation, which shall be subject to receipt of the final order from the Supreme Court of British Columbia and the Arrangement having become effective and shall become effective as per the date of the filing of the application for the Continuation at the commercial register of the Canton of Zug:

(a) approval of the change of the Corporation name;

(b) approval of the corporate purpose of the Corporation;

(c) approval of the share capital of the Corporation;

(d) approval of the introduction of a capital band;

(e) approval of the introduction of conditional capital for equity incentive plans;

(f) approval of the introduction of conditional capital for financing purposes;

(g) approval of the new articles of association (general revision of the articles of association);

(h) approval of Swiss law as the authoritative and applicable legislation and ascertainment of the new principal place of business;

(i) appointment of the statutory auditor;

(j) confirmation of the members of the board of directors, confirmation of the chairman and confirmation of the members of the remuneration committee; and

(k) appointment of the independent representative; and

3. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of these matters to be put before the Meeting are set forth in the Circular accompanying this notice of special meeting. The Board has approved the contents of the Circular and the distribution of the Circular to Shareholders. All Shareholders are reminded to review the Circular before voting. Registered Shareholders have a right of dissent in respect of the proposed Arrangement and to be paid the fair value of their Common Shares. The dissent rights are described in the accompanying Circular and are attached to the Circular as Schedule "F". Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

Shareholders have the right to vote if they were a Shareholder of the Corporation at the close of business on December 3, 2024, the record date set by the Board for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

In order for the Corporation to proceed with the Continuation, the Arrangement Resolution and Ancillary Resolutions (b), (d), (e), (f), (g) and (h) must be approved by two-thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting and the remaining Ancillary Resolutions must be approved by a majority of the votes cast by Shareholders voting in person or by proxy at the Meeting. The Arrangement must also be approved by the Supreme Court of British Columbia and is subject to the approval of the Toronto Stock Exchange and New York Stock Exchange. The Continuation must be filed and registered with the Commercial Register of the Canton of Zug.

If you have any questions relating to the attached document or with the completion and delivery of your proxy, please contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America), or by email at assistance@laurelhill.com or in person at the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

Shareholders who are unable to attend the virtual Meeting are encouraged to vote their proxy by mail, internet or telephone. Shareholders will need the control number contained in the accompanying form of proxy in order to vote. Further information on how to vote at the virtual Meeting can be found in the section "Voting Information - How to Vote" in the Circular. To be valid, a Shareholder's proxy must be received by the Corporation's transfer agent, Computershare Investor Services Inc., no later than 10:00 a.m. (Pacific Time) on January 15, 2025 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

If you have any questions relating to the Meeting, please contact the Corporation by email at ir@lithium-argentina.com.

DATED at Vancouver, British Columbia this 4th day of December, 2024.

On behalf of the Board of Directors

(signed) "John Kanellitsas"

Executive Chair

GENERAL INFORMATION

DATE OF INFORMATION

All information in this management information circular (the "Circular") of Lithium Americas (Argentina) Corp. (the "Corporation" or "Lithium Argentina") is dated as of December 4, 2024 except as otherwise noted herein.

CURRENCY

This Circular contains references to United States dollars (US$) and Canadian dollars (C$ or $). All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Holders of Common Shares (as defined below) ("Shareholders") as of the close of business on December 3, 2024 (the "Record Date"), are entitled to vote at the Meeting (as defined below) as a Shareholder. Only Shareholders whose names have been entered in the register of Shareholders as of the close of business on the Record Date will be entitled to receive notice of the Meeting and shall have one vote per Common Share at the Meeting. As of the Record Date, the Corporation had 161,929,234 fully paid and non-assessable Common Shares issued and outstanding. The Corporation's authorized capital consists of an unlimited number of common shares without par value (each, a "Common Share").

To the knowledge of the directors and executive officers of the Corporation, no person or company, directly or indirectly, beneficially owns or exercises control or direction over, 10% or more of the Common Shares.

MEETING REPRESENTATIONS

No person is authorized to give any information or to make any representation concerning the Meeting other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

AUDITOR

The Corporation's auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants ("PwC"). PwC has served as the Corporation's auditor since August 2015.

See "Appointment of statutory auditor" below for further details on appointing PricewaterhouseCoopers AG as the Corporation's statutory auditor as part of the Ancillary Resolutions.

FORWARD-LOOKING STATEMENTS

This Circular (including the letter attached thereto) and documents referred to or incorporated by reference herein include and incorporate statements that are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements include, but are not limited to, statements concerning the Corporation's future objectives and strategies to achieve those objectives; the Continuation (as defined below), the timing thereof and the anticipated benefits and effects of the Continuation; expected continued listings on the TSX and NYSE (each, as defined below); and other business items at the Meeting, as well as other statements with respect to management's beliefs, outlook, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management's current beliefs, expectations and assumptions and are based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated by reference into this Circular, we have made certain assumptions with respect to, among other things, the Corporation's ability to obtain necessary Shareholder, stock exchange, governmental and Court (as defined below) approvals to proceed with the Continuation; that no unforeseen changes will occur in the legislative and operating framework for the business of the Corporation; that the Corporation will meet its future objectives and priorities; that the Corporation will have access to adequate capital to fund its future projects and plans; that the Corporation's future projects and plans will proceed as anticipated; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive conditions.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: uncertainties in obtaining Shareholder, stock exchange, governmental and Court (as defined below) approvals to proceed with the Continuation; uncertainties with respect to the completion and timing of the Continuation, including the discretion of the Corporation to implement it or not; there being no assurance that the anticipated benefits of the Continuation will be realized; regulatory risks associated with the Continuation and the Corporation being governed under a different corporate legal regime post Continuation; potential tax liabilities associated with the Continuation; uncertainties with respect to the obtaining certain tax rulings; changes in the rights of Shareholders as a result of the Continuation; unforeseen events that could prevent, delay in or increase in cost of completing the Continuation; uncertainties inherent to feasibility studies and mineral resource and reserve estimates; global financial markets, general economic conditions, competitive business environments, and other factors that may negatively impact the Corporation's financial condition; the inability of the Corporation to secure sufficient additional financing to develop the Corporation's mineral projects; and all the other risk factors identified herein and in the Corporation's latest annual information form and other continuous disclosure filings available on SEDAR+ and EDGAR.

All forward-looking statements included in this Circular or incorporated by reference herein are qualified by these cautionary statements. The forward-looking statements are made as of the date of this Circular and, except as required by applicable law, the Corporation does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Corporation that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

VOTING INFORMATION

PROXY SOLICITATION

The Corporation is providing this Circular to Shareholders to solicit proxies for use at the special meeting (the "Meeting") of Shareholders to be held virtually at 10:00 a.m. (Pacific Time) on January 17, 2025.

The Corporation's management is primarily soliciting proxies by mail (or alternative means), but may also contact Shareholders by telephone, email, internet or other means of communication. The Corporation will pay the costs of soliciting proxies. The Corporation may also pay reasonable costs incurred by intermediaries who are registered owners of Common Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) to deliver the notice package to beneficial owners of such Common Shares. The Corporation will provide, without cost to such persons, upon request to the Vice President, Legal and Corporate Secretary of the Corporation, additional copies of the foregoing documents required for this purpose. The cost of solicitation will be borne by the Corporation. In addition, the Corporation has retained the services of Laurel Hill Advisory Group ("Laurel Hill") to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices and liaising with proxy advisory firms, as applicable, and assisting the Corporation in connection in its communication with Shareholders. In connection with these services, Laurel Hill will receive a fee of $45,000, plus out-of-pocket expenses. All costs of solicitation will be borne by the Corporation.

The Corporation may also utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their Common Shares. Those Shareholders who have not objected to the Corporation knowing who they are (non-objecting beneficial owners or NOBOs) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.

WHO CAN VOTE

Holders of Common Shares as of the close of business on the Record Date, December 3, 2024, are entitled to vote at the Meeting as a Shareholder. Only Shareholders whose names have been entered in the register of Shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

The Corporation's articles (the "Articles") provide that the quorum for the transaction of business at the Meeting is at least two (2) Shareholders who hold in aggregate at least 5% of the issued Common Shares entitled to vote at the Meeting.

The Arrangement Resolution (as defined below) and Ancillary Resolutions (as defined below) (b), (d), (e), (f), (g) and (h) must be approved by at least two-thirds of the votes cast by Shareholders present, whether virtually or by proxy, and entitled to vote at the Meeting and the remaining Ancillary Resolutions must be approved by a majority of the votes cast by Shareholders present, whether virtually or by proxy, and entitled to vote at the Meeting.

VOTER TYPES

Voters fall into two (2) categories:

  Registered Shareholders, meaning Shareholders whose share certificate is in the name of the holder; or

  Non-registered Shareholders, meaning beneficial Shareholders whose share certificate is registered in the name of an intermediary such as a brokerage firm, bank, trust company or clearing agency (for example, The Canadian Depository for Securities Limited commonly known as CDS, or Cede & Co.).

HOW TO VOTE

VOTING METHOD	NON-REGISTERED SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank, or other intermediary.	Shares held in own name and represented by a physical certificate or DRS.
	www.proxyvote.com	www.investorvote.com
	Call the toll-free number listed on your voting instruction form (VIF) and vote using the control number provided therein.	1-866-732-VOTE (8683)
Complete, date and sign the voting instruction form and return it in the enclosed postage paid envelope.

Complete, date and sign management's form of proxy and return it in the enclosed postage paid envelope to:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor, North
Tower, Toronto, Ontario, M5J 2Y1

Voting occurs in advance of the Meeting by voting a proxy, or at the Meeting by attending online. How a Shareholder votes will vary depending on whether they are a registered Shareholder or a non-registered Shareholder (beneficial Shareholder):

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting online. Voting by proxy means the Shareholder appoints another individual - either the Corporation's management or any other person of their choice - to attend the Meeting and vote the Shareholder's Common Shares based on their instructions to the person. This person does not need to be a Shareholder of the Corporation to be the Shareholder's proxy. The form of proxy enclosed with this Circular names senior management of the Corporation who will vote the Shareholder's Common Shares as proxy if they do not appoint another person.

Proxies voted by the Corporation's management will be voted FOR the Arrangement Resolution and FOR the Ancillary Resolutions.

To exercise the right of appointing a person other than the Corporation's management as a proxy, a registered Shareholder must fill in the name of the person to be designated proxy in the space provided on the proxy form and return their proxy. The Shareholder must also register their proxyholder with Computershare Investor Services Inc. ("Computershare") at http://www.computershare.com/LithiumAmericasArgentina no later than 10:00 a.m. (Pacific Time) on January 15, 2025. Any registered Shareholder exercising this right must register their non-management proxyholder with Computershare to allow that person to receive a control number from Computershare. Failure to register will result in the proxyholder not receiving a control number to attend, participate or vote at the Meeting. Without a control number, the proxyholder will only be able to attend the Meeting online as a guest. Guests are unable to vote or ask questions.

In the event that the ongoing postal strike in Canada continues, Registered Shareholders are encouraged to contact Laurel Hill to obtain and return their proxies in connection with the Meeting.

Registered Shareholders electing to submit a proxy may do so by:

(a) Internet voting - vote your proxy online at www.investorvote.com using the 15-digit or 16-digit control number located at the bottom of your proxy;

(b) Telephone - vote your proxy by telephone at 1-866-732-VOTE (8683) (North American Toll Free) or 1-312-588-4290 (Collect Outside North America);

(c) Fax - complete, sign, date and fax your proxy to Computershare at (416) 263-9524 or 1-866-249-7775; or

(d) Mail - complete, sign, date and mail your proxy to Computershare Investor Services Inc., Proxy Department at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

In all cases, the proxy must be received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. Proxies received after that time may be accepted by the Chair of the Meeting at such person's sole discretion. The Chair of the Meeting is under no obligation to accept late proxies.

Registered Shareholders may also choose to attend the Meeting virtually and vote their Common Shares at the Meeting through the online meeting platform, rather than voting by proxy. This means attending the Meeting virtually at the time set out on the notice of special meeting and voting at that time.

The Corporation recommends Shareholders consider voting by proxy even if they plan to attend the Meeting virtually, in case they encounter technical difficulties using the online meeting platform.

Registered Shareholders can attend the Meeting virtually by following these steps:

(a) At least a few minutes before the Meeting, go to the Computershare meeting platform website, https://meetnow.global/MDAUKRK

(b) Login by clicking on "I have a Control Number" and entering the 15-digit control number on the proxy form

A "Virtual Meeting User Guide" is available with the Meeting materials on SEDAR+ and EDGAR.

Non-Registered Shareholders

The Corporation sends Meeting materials to intermediaries for delivery to non-registered Shareholders who have not waived the right to receive them and pays for delivery costs to objecting non-registered Shareholders.

If a non-registered Shareholder has not waived the right to receive Meeting materials, their intermediary is required for the delivery of the Meeting materials. The materials will generally include a voting instruction form ("VIF") that will allow non-registered Shareholders to vote their Common Shares.

The VIF should be completed, signed and returned to the non-registered Shareholder's intermediary. Non-registered Shareholders can also vote by telephone or online per the VIF instructions.

In the event that the ongoing postal strike in Canada continues, non-registered Shareholders are encouraged to contact their intermediary to make arrangements for the return of their VIFs in connection with the Meeting.

Should a non-registered Shareholder who received one of the above forms wish to vote at the Meeting (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder must: (1) follow the instructions on the VIF to indicate that they (or such other person) will virtually attend and vote at the Meeting, and (2) register their appointment at http://www.computershare.com/LithiumAmericasArgentina. If the non-registered Shareholder completes these two steps within the required timeframe, then, prior to the Meeting, Computershare will contact the non-registered Shareholder by email with login details to allow login to the live webcast and voting at the Meeting using the Computershare meeting platform, available online at https://meetnow.global/MDAUKRK. Non-registered Shareholders should carefully follow the instructions contained in the VIF of their intermediaries and contact them directly with any questions regarding the voting of Common Shares owned by them. A "Virtual Meeting User Guide" is available with the meeting materials on SEDAR+ and EDGAR.

Voting instructions must be received in sufficient time (at least one business day before the proxy deposit date) to allow for the VIF to be forwarded by the intermediary to Computershare no later than 10:00 a.m. (Pacific Time) on January 15, 2025.

To attend and vote at the Meeting, U.S. non-registered Shareholders must first obtain a valid legal proxy from their intermediary and then register in advance to attend the Meeting. The U.S. non-registered Shareholder must follow the instructions from their intermediary included with the notice package, or contact their intermediary to request a legal proxy form. After first obtaining a valid legal proxy from their intermediary, to then register to attend the Meeting, U.S. non-registered Shareholders must submit a copy of their valid legal proxy to Computershare. Requests for registration should be directed to Computershare by mail at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by email at USLegalProxy@computershare.com.

Requests for registration must be labeled as "Legal Proxy" and be received no later than 10:00 a.m. (Pacific Time) on January 15, 2025. Non-registered Shareholders will receive a confirmation of registration by email after Computershare receives the registration materials. All U.S. non-registered Shareholders must also register their appointment at the following link: http://www.computershare.com/LithiumAmericasArgentina.

VOTING CHANGES

Shareholders can make changes to how they have voted their Common Shares by proxy in advance of the Meeting.

A registered Shareholder who has given a proxy may revoke it at any time not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting time or, if adjourned, any reconvened meeting time by sending written notice of revocation signed by the registered Shareholder of their authorized attorney (or for corporations who are registered Shareholders, by an authorized officer or attorney under the corporate seal) to the Corporation's head office at Lithium Americas (Argentina) Corp., Suite 300, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5, Attention: Vice President, Legal and Corporate Secretary. A proxy may also be revoked in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the time of the revocation. A Shareholder attending the Meeting has the right to vote virtually and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

A non-registered Shareholder wishing to change their vote must, at least seven (7) days before the Meeting, contact their intermediary to change their vote and follow their intermediary's instructions. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

Common Shares represented by a properly executed proxy given in favour of the persons designated in the printed portion of the accompanying proxy at the Meeting will be voted or withheld from voting in accordance with the instructions contained therein on any ballot that may be called for and, if a Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the proxy shall be voted accordingly. Except with respect to broker non-votes described below where no choice is specified, the proxy will confer discretionary authority and will be voted in favour of each matter for which no choice has been specified.

Except with respect to broker non-votes described below, a proxy when properly completed and delivered and not revoked also confers discretionary authority upon the person appointed as proxy thereunder to vote with respect to any amendments or variations of matters identified in the notice of special meeting and with respect to other matters which may properly come before the Meeting. At the time of posting this Circular in accordance with Notice-and-Access (as defined below), management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to the management of the Corporation should properly come before the Meeting, the Common Shares represented by proxies given in favour of management nominees will be voted in accordance with the best judgement of the nominee.

Under rules of the New York Stock Exchange ("NYSE"), brokers and other intermediaries holding shares in street name for their customers are generally required to vote these shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the securities at their discretion on routine matters, but not on non-routine matters. We believe Ancillary Resolutions (a), (b), (c), (d), (i) and (k) are each routine matters and brokers governed by NYSE rules may vote the securities held in street name for their customers in relation to these items of business without direction from their customers. We believe the remaining matters to be voted on at the Meeting are all non-routine matters and brokers governed by NYSE rules may not vote the securities held in street name for their customers in relation to these items of business without direction from their customers. The absence of a vote on a non-routine matter is referred to as a broker non-vote. Any securities represented at the Meeting, but not voted (whether by abstention, broker non-vote or otherwise) will have no impact on any matter to be voted on at the Meeting.

TECHNICAL REQUIREMENTS

Participants attending the Meeting online to vote, should ensure they are entitled to vote and are connected to the internet at all times to allow them to vote on the resolutions during the polling periods for each matter put before the Meeting. Participants are responsible for ensuring they have internet connectivity at all times during the Meeting. Participants will also need to have the latest version of Chrome, Safari, Edge or Firefox. The platform does not support access using Internet Explorer. As internal network security protocols (such as firewalls or VPN connections) may block access to the Computershare meeting platform, participants should use a network that is not restricted by the security settings of any organization or that has disabled any VPN settings. Logging in at least an hour before the start of the Meeting is recommended to ensure participants are able to access the online platform. Participants who are having technical difficulties with access, can contact 1-888-724-2416 for technical assistance.

Non-registered Shareholders who wish to vote at the Meeting are responsible for appointing themselves or a third party as a proxyholder and submitting their proxy form with third party appointment details complete to Computershare and registering the third party appointment online with Computershare in advance of the Meeting at http://www.computershare.com/LithiumAmericasArgentina.

The Corporation believes that Shareholder participation at meetings is important, regardless of the online format for the Meeting. As such, the Meeting platform the Corporation has selected allows for registered Shareholders to ask written questions during the Meeting, and during any subsequent Corporation presentation. This facilitates a similar level of interaction as would be expected at an in-person meeting. Questions will be answered by the Chair of the Meeting, or by the Corporation's senior management in that person's discretion. The Corporation may choose not to answer any question that is asked of them if they determine the question is inappropriate for any reason.

NOTICE TO U.S. SHAREHOLDERS

This Circular is prepared in accordance with applicable disclosure requirements in Canada. As a "foreign private issuer" under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), the Corporation is exempt from proxy solicitation requirements in the United States. This means that the content of this Circular may be different from proxy circulars prepared by domestic issuers in the United States who follow U.S. Exchange Act requirements.

NOTICE-AND-ACCESS

The Corporation is using the notice-and-access provisions ("Notice-and-Access") under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations to distribute the proxy-related materials (including this Circular). This allows the Corporation to post electronic versions of the Meeting materials on SEDAR+ at www.sedarplus.ca and on the Corporation's website at http://lithium-argentina.com/investor-relations/Special-Meeting instead of mailing paper copies to Shareholders. Notice-and-Access is more environmentally friendly, reduces the use of paper and certain physical delivery-related emissions, and is more cost effective for the Corporation, as it reduces print and mailing costs.

Shareholders still have the right to request paper copies of the Meeting materials posted online by the Corporation under Notice-and-Access if they choose. The Corporation will not use the "stratification" procedure for Notice-and-Access, where a paper copy of the Meeting materials is provided along with the notice package. Shareholders may ask the Corporation additional questions about Notice-and-Access by calling 778-653-8092 or emailing ir@lithium-argentina.com.

The Meeting materials are available under the Corporation's profile on SEDAR+ and on the Corporation's website at http://lithium-argentina.com/investor-relations/Special-Meeting. The Corporation will provide paper copies of the Meeting materials including proxy-related materials such as the Circular free of charge for a period of up to one year from the date the Circular is filed on SEDAR+.

For non-registered Shareholders with a 16-digit control number please call 1-877-907-7643 or visit www.proxyvote.com and enter the 16-digit control number located on your voting instruction form. For registered Shareholders, or those Shareholders without a 16-digit control number or who are dialing from outside North America, please call Toll Free Number: 1-844-916-0609 or Direct Dial: 1-303-562-9305 (English) or Toll Free Number: 1-844-973-0593 or Direct Dial: 1-303-562-9306 (French).

Shareholders who wish to receive a paper copy of the Meeting materials in advance of the Meeting should submit their request to the Corporation no later than January 7, 2025, to allow themselves sufficient time to receive and review the materials before the proxy submission deadline of 10:00 a.m. (Pacific Time) on January 15, 2025. The Corporation will send materials within three (3) business days of receiving a request if the request is received before the Meeting date, or within 10 days if received on or after the Meeting date. Shareholders should consider emailing their request to the Corporation and requesting an electronic copy of the materials to ensure they have sufficient time to review the materials, in which case requests should be sent to the Corporation by January 7, 2025.

Shareholders will be sent a paper copy of a notice package under Notice-and-Access by pre-paid mail or courier containing: (i) a notification about the Corporation's use of Notice-and-Access with instructions about how to access the proxy-related materials online, and (ii) for registered Shareholders, a form of proxy, or for non-registered Shareholders, a VIF.

ITEMS OF BUSINESS

At the Meeting, the following items of business will be conducted:

APPROVAL OF ARRANGEMENT RESOLUTION

Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution of Shareholders (the "Arrangement Resolution"), the full text of which is attached as Schedule "A" to this Circular to approve a statutory arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") providing for the continuation of the Corporation (the "Continuation") under the laws of Switzerland pursuant to article 161 et seq. of the Swiss Federal Act on International Private Law and under articles 620 et seqq. of the Swiss Code of Obligations, as a corporation domiciled in Zug, Canton of Zug, Switzerland, as if the Corporation had been incorporated under the Swiss Code of Obligations. The Arrangement Resolution will authorize the Board to make applicable applications under the BCBCA and pursuant to the Swiss Federal Act on International Private Law and the Swiss Code of Obligations to continue the Corporation from the Province of British Columbia into Zug, Canton of Zug, Switzerland and to adopt, subject to and upon the Continuation, the Articles of Association (as defined below), the full text of which is attached as Schedule "C" to this Circular, and as more fully described below.

The Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders present, whether virtually or by proxy, and entitled to vote at the Meeting. If Shareholder approval for the Continuation is not obtained, the Corporation will remain a British Columbia company, subject to the requirements of the BCBCA and the Corporation will not present the remaining Ancillary Resolutions for a vote at the Meeting. As well as the necessary Shareholder approval, the principal approval required will be that of the Supreme Court of British Columbia (the "Court"), which, under the BCBCA, must approve the Arrangement. It is expected that, assuming the requisite Shareholder approval is received at the Meeting, the hearing of the Court on the Arrangement will be held on January 21, 2025 at 9:45 a.m. (Pacific Time) at the Court house at 800 Smithe Street, Vancouver, British Columbia or at any other date and time as the Court may direct. The Notice of Hearing Petition for the Final Order (the "Notice of Hearing for Final Order") in connection with the Final Order is included as Schedule "E". The "Final Order" means the final order of the Court to be made pursuant to section 291 of the BCBCA in form and substance acceptable to the Corporation, acting reasonably, approving the Arrangement, as such order may be varied, amended or supplemented by the Court with the consent of the Corporation, acting reasonably, at any time prior to the effective date of the Arrangement or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or varied, amended or supplemented on appeal. The Court will be advised prior to the hearing for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, such approval will be relied upon in seeking an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of the securities to be issued or distributed pursuant to the Arrangement.

If the Arrangement Resolution and Ancillary Resolutions are approved at the Meeting and the Court grants the Final Order, the Corporation expects to effect the Continuation by January 23, 2025 or such other time as the Board approves and the Continuation is filed and registered with the Commercial Register of the Canton of Zug. Notwithstanding that the Arrangement Resolution and Ancillary Resolutions are passed or the Court grants the Final Order, the Board may amend the Plan of Arrangement and/or decide to delay or not proceed with the Arrangement and Continuation. There is therefore no guarantee that the Continuation will be effected. Registered Shareholders have certain Dissent Rights (as defined below) in respect of the Arrangement. See "Dissent Rights" below.

Background

The Corporation is currently incorporated under the BCBCA. The Corporation proposes to continue the Corporation from the Province of British Columbia to the jurisdiction of Zug, Canton of Zug, whereby the Corporation would become and be a Swiss share corporation domiciled in Zug, Canton of Zug, Switzerland, whose existence would be governed under articles 620 et seqq. of the Swiss Code of Obligations, as if the Corporation had been incorporated under the Swiss Code of Obligations.

The principal reasons for the Board's proposal to undertake the Continuation, as well as its reasons for recommending that the Shareholders approve the Arrangement Resolution, are discussed below under "Rationale for the Continuation".

Rationale for the Continuation

Lithium Argentina has performed an extensive review of its business and corporate structure. Switzerland, was determined to be the best jurisdiction from a strategic, commercial and legal perspective. The move is expected to provide expanded financing flexibility and support the Corporation's current business and long-term growth plans through access to various markets, proximity to European customers and an attractive framework for existing Shareholders and future investment.

If the Continuation is approved, Lithium Argentina's place of incorporation and its corporate headquarter will be in Zug, Switzerland. The operational headquarters of the Lithium Argentina group of companies will become Buenos Aires, Argentina.

If the Continuation is effected, Lithium Argentina would become and be a Swiss share corporation domiciled in Zug, Canton of Zug, Switzerland, whose existence would be governed under articles 620 et seqq. of the Swiss Code of Obligations, as if the Corporation had been incorporated under the Swiss Code of Obligations.

Upon completion of the Continuation, the Continued Shares (as defined below) will continue to be listed on the Toronto Stock Exchange (the "TSX") and NYSE under the new symbol "LAR", which will continue to provide Shareholders with the convenience of owning a North American listed stock and avoids any disruption related to changing the listing to other capital markets. Continued listing on the TSX and NYSE is subject to satisfying all conditions prescribed by the exchanges. Furthermore, the Continuation will not affect the Corporation's status as a reporting issuer under the securities legislation of any jurisdiction in Canada or as a reporting company in the United States under the U.S. Exchange Act, and the Corporation will remain subject to the requirements of such legislation.

Implementation of the Continuation

In order to effect the Continuation, the following steps will have to be taken:

1. The Corporation must obtain the approval of its Shareholders to the Continuation by approval of the Arrangement Resolution and Ancillary Resolutions;

2. The Final Order will have been obtained in form and substance satisfactory to the Corporation, and will not have been set aside or modified in a manner unacceptable to the Corporation, on appeal or otherwise;

3. All approvals, including from the TSX, the NYSE and applicable third parties, are obtained;

4. The Corporation must obtain authorization from the Registrar of Companies under section 308 of the BCBCA to continue the Corporation under the laws of Switzerland pursuant to article 161 et seq. of the Swiss Federal Act on International Private Law and under articles 620 et seqq. of the Swiss Code of Obligations, as a Swiss share corporation domiciled in Zug, Canton of Zug, Switzerland, as if the Corporation had been incorporated under the Swiss Code of Obligations;

5. The Corporation must obtain an excerpt of the commercial register of the Canton of Zug (the "Commercial Register") evidencing that the Corporation continues as a Swiss share corporation domiciled in Zug, Canton of Zug and is registered under the Swiss Code of Obligations (the "Evidence of Continuation"); and

6. File with the Registrar of Companies a copy of the Evidence of Continuation and request that the Registrar of Companies publish in the prescribed manner a notice that the Corporation has been continued into Zug, Canton of Zug, Switzerland as of the date of the Evidence of Continuation.

In addition, the Corporation has applied for certain tax rulings from Swiss tax authorities in connection with the Continuation with respect to, among other things, applicable corporate income tax, annual capital tax, withholding tax on dividends and on interest payments on the Notes (as defined below) and other matters. Although not a condition of the completion of the Continuation, the Corporation intends to obtain these tax rulings prior to effecting the Continuation.

The TSX has conditionally approved the Continuation and proposed name change subject to fulfilling all of the requirements of the TSX.

The Continuation will be deemed effective upon the issuance of the Evidence of Continuation by the Commercial Register.

The Board will be authorized to implement the Continuation process following the Meeting and to finalize and effect the Continuation at such time as the Board may determine, subject to any intervening events or to the Board becoming aware of any circumstances or effect of the Continuation which would render the Continuation not in the best interests of the Corporation. Notwithstanding that the Arrangement Resolution and Ancillary Resolutions are passed or the Court grants the Final Order, the Board may amend the Plan of Arrangement and/or decide to delay or not proceed with the Arrangement and Continuation. There is therefore no guarantee that the Continuation will be effected.

Vote Required and Recommendation of the Board

The Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders present, whether virtually or by proxy, and entitled to vote at the Meeting.

The Board has concluded that the Arrangement is fair to Shareholders and that it is in the best interest of the Corporation and, as such, has authorized submission of the Arrangement to Shareholders for approval and to the Court for the Final Order.

In coming to its conclusion and recommendations, the Board considered, among other factors, the following factors:

1. the purpose and benefits of the Arrangement and Continuation outlined herein; and

2. that the Shareholders that oppose the Arrangement may, subject to compliance with certain conditions, dissent with respect to the Arrangement Resolution and be entitled, in the event the Arrangement becomes effective, to be paid by the Corporation the fair value of the Common Shares held by such Dissenting Shareholder (as defined below) determined as of the close of business on the last business day before the day on which the Arrangement Resolution is approved by Shareholders at the Meeting. See "Dissent Rights" below.

The Board has unanimously approved the Arrangement and Continuation and recommends that Shareholders vote FOR the Arrangement Resolution.

Management also recommends a vote FOR the Arrangement Resolution. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the Arrangement Resolution.

Name Change

Under the Swiss Code of Obligations, all companies' names must indicate the legal form of the company. Following the effective time of the Continuation, the Corporation anticipates that its name will, subject to approval by Shareholders and the Commercial Register, be "Lithium Argentina AG/Lithium Argentina SA" rather than "Lithium Americas (Argentina) Corp."  See "Approval of Ancillary Resolutions - Change of the Corporation name" below for further details on the name change as part of the Ancillary Resolutions.

Court Approval of the Arrangement

On December 4, 2024, the Corporation obtained the interim order of the Court issued under section 291 of the BCBCA providing, among other things, the calling and holding of the Meeting and other procedural matters, a copy of which is attached as Schedule "D" to this Circular, as such order may be varied, amended or supplemented by the Court with the consent of the Corporation, acting reasonably (the "Interim Order"). It is expected that, assuming the requisite Shareholder approval is received at the Meeting, the hearing of the Court on the Arrangement will be held on January 21, 2025 at 9:45 a.m. (Pacific Time) at the Court house at 800 Smithe Street, Vancouver, British Columbia or at any other date and time as the Court may direct. The Notice of Hearing for Final Order in connection with the Final Order is included as Schedule "E".

At the hearing, any Shareholder or other interested party who wishes to participate or be represented or present arguments or evidence must file and serve a response to petition no later than 4:00 p.m. (Pacific Time) on January 17, 2025 along with any other documents required, all as set out in the Interim Order and Notice of Hearing for Final Order, copies of which are attached as Schedule "D" and Schedule "E", respectively, to this Circular, and satisfy any other requirement of the Court.

The Court has broad discretion under the BCBCA when making orders in respect of arrangements, and the Court may approve the Arrangement as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks appropriate. The Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the terms and conditions of the Arrangement to Shareholders. The Court will be advised prior to the hearing for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, such approval will be relied upon in seeking an exemption from the registration requirements of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, with respect to the offer and sale of the securities to be issued or distributed pursuant to the Arrangement.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the Notice of Hearing for Final Order attached as Schedule "E" to this Circular. The Notice of Hearing for Final Order constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Principal Effects of the Continuation

Upon the issuance of the Evidence of Continuation, the Continuation of the Corporation to Zug, Canton of Zug, Switzerland would result in the Corporation (i) being a Swiss share corporation domiciled in Zug, Canton of Zug registered under the Swiss Code of Obligations (the "Continued Corporation"), (ii) ceasing to be a company governed by the BCBCA and (iii) changing its name to " Lithium Argentina AG/Lithium Argentina SA". The BCBCA will cease to apply to the Corporation and the Corporation will then become subject to applicable Swiss law and in particular the Swiss Code of Obligations. The Continuation will not create a new legal entity, affect the continuity of the Corporation, impact the Corporation's ownership of its properties or result in a change in its business. The persons serving on the Board prior to the Continuation will continue to constitute the Board upon the Continuation becoming effective.

Upon the Continuation being effective, Shareholders will continue to hold Common Shares with a nominal/par value per Common Share of US$0.01 of the Continued Corporation (each, a "Continued Share") with no further action by the Shareholders. Each Continued Share will be in essence the same as, and a continuation of, a Common Share of the Corporation that was issued and outstanding immediately before the Continuation being effective. The number of Common Shares a Shareholder owns (or has rights to acquire) and the percentage ownership such Shareholder has of the Corporation immediately prior to the Continuation will not change as a result of the Continuation. Each pre-Continuation Shareholder will hold that number of Continued Shares in the Continued Corporation that is equal to the number of Common Shares such Shareholder holds in the Corporation immediately prior to the effective time of the Continuation.

Other securities of the Corporation and other rights entitling the holder(s) thereof to acquire securities of the Corporation will automatically become and be rights to acquire an equal number of Continued Shares or other securities, as the case may be. See "Disclosure Regarding the Effect of the Continuation on the Notes".

Upon completion of the Continuation, the Continued Shares will continue to be listed on the TSX and NYSE under the new symbol "LAR" and the transfer agent and registrar for the Continued Shares would continue to be Computershare Investor Services Inc.  The TSX has conditionally approved the Continuation and proposed name change subject to fulfilling all of the requirements of the TSX.

For a summary of the principal Canadian, U.S. federal income tax and Swiss tax considerations to Shareholders relative to the Continuation, see the discussion in this Circular under "Certain Canadian Federal Income Tax Consequences", "Certain U.S. Federal Income Tax Consequences" and "Certain Swiss Tax Consequences".

The BCBCA provides that a company must not apply to be continued into another jurisdiction unless the laws of that other jurisdiction provide, in effect, that, after continuation:

(a) the property, rights and interests of the company continue to be the property, rights and interests of the continued corporation;

(b) the continued corporation continues to be liable for the obligations of the company;

(c) an existing cause of action, claim or liability to prosecution is unaffected;

(d) a legal proceeding being prosecuted or pending by or against the company may be prosecuted or its prosecution may be continued, as the case may be, by or against the continued corporation; and

(e) a conviction against, or a ruling, order or judgment in favour of or against, the company may be enforced by or against the continued corporation.

The Corporation is of the view that each such requirement is met in connection with the Continuation. Furthermore, the Continuation will not affect the Corporation's status as a reporting issuer under the securities legislation of any jurisdiction in Canada or as a reporting company in the United States under the U.S. Exchange Act, and the Corporation will remain subject to the requirements of such legislation.

Disclosure Regarding the Effect of the Continuation on the Notes

At the effective time of the Continuation, the Continued Corporation will continue to be liable for all of the Corporation's obligations under the indenture (the "Indenture") dated as of December 6, 2021, as amended by the first supplemental indenture dated October 3, 2023, between the Corporation and Computershare Trust Company, N.A. (the "Trustee") governing the 1.75% Convertible Senior Notes due 2027 (the "Notes"). At and after the effective time of the Continuation, the right to convert each US$1,000 principal amount of Notes into an amount of Common Shares described in the Indenture shall be amended to refer to a right to convert such principal amount of Notes into Continued Shares at a conversion rate equal to the conversion rate then in effect immediately prior to the Continuation.

Following the effective time of the Continuation, the Continued Corporation and the Trustee shall enter into a supplemental indenture to provide that, among other things, the Notes will convert into Continued Shares all in accordance with the terms and conditions of the Indenture.

Pursuant to the Indenture, the holders of Notes, at their election, will be permitted to surrender Notes for conversion (i) into Common Shares during the approximate 30-trading day period prior to the completion of the Continuation and (ii) into Continued Shares during the period from and after the completion of the Continuation until approximately the 35th trading day after the completion of the Continuation.

The Conversion Rate (as defined in the Indenture) for the Notes is currently 52.6019 Common Shares per US$1,000 principal amount of Notes (approximately US$19.01 per Common Share). Pursuant to the terms and conditions of the Indenture, the Corporation does not expect the Conversion Rate for the Notes to be adjusted as a result of the Continuation.

Holders are not required to convert their Notes in connection with the Continuation. Holders electing to convert their Notes prior to the completion of the Continuation as described above will participate in the Continuation as Shareholders. Holders that do not elect to convert their Notes prior to the completion of the Continuation will be entitled to convert their Notes after the completion of the Continuation as described above.

Proposed Timetable for the Arrangement and Continuation

The anticipated timetable for completion of the Arrangement and Continuation and the key dates proposed are as follows:

Meeting: January 17, 2025

Final Order: January 21, 2025

Effective date of the Arrangement and Continuation: Targeted by January 23, 2025

Notice of the actual effective date of the Arrangement and Continuation will be made through one or more news releases issued by the Corporation. The Board will be authorized to implement the Continuation process following the Meeting and to finalize and effect the Continuation at such time as the Board may determine in its sole discretion, subject to any intervening events or to the Board becoming aware of any circumstances or effect of the Continuation which would render the Continuation not in the best interests of the Corporation. Notwithstanding that the Arrangement Resolution and Ancillary Resolutions are passed or the Court grants the Final Order, the Board may amend the Plan of Arrangement and/or decide to delay or not proceed with the Arrangement and Continuation. There is therefore no guarantee that the Continuation will be effected.

Articles of Association

Upon the Commercial Register's approval and registration of the Continuation application, the articles of association (the "Articles of Association"), which amend and restate the Corporation's current constating documents in accordance with the requirements of the Swiss Code of Obligations, will become the official articles of association of the Continued Corporation.

The Articles of Association will be substantially in the form set out in Schedule "C" of this Circular. Accordingly, approval of the Arrangement Resolution and Ancillary Resolution with respect to the adoption of the Articles of Association by Shareholders at the Meeting will have the effect of approving an amendment to the Corporation's constating documents, subject to and upon Continuation, so that the Corporation's charter documents on and from Continuation would comply with the Swiss Code of Obligations.  See "Summary Comparison of Material Shareholder Rights under British Columbia Law and Swiss Law" and "Approval of Ancillary Resolutions - New Articles of Association of the Corporation (general revision of the articles of association)" below for further details on the approval of the Articles of Association as part of the Ancillary Resolutions.

Description of Continued Shares

Immediately after the Continuation, the Continued Corporation will continue to have one class of shares outstanding, being the Continued Shares.  The Continued Shares will have a nominal/par value per share of US$0.01. See "Summary Comparison of Material Shareholder Rights under British Columbia Law and Swiss Law" below for further details on rights attached to the Continued Shares, including the right to vote at Shareholders' meetings, the entitlement to receive a share of the profit and liquidation proceeds and a subscription right in the event of the issuance of new shares. The Continued Shares will not be convertible into shares of any other class or series or subject to redemption either by the Continued Corporation or by the holder of the Continued Shares.

The capital structure of the Continued Corporation will consist of a share capital of an amount to be defined at the date of the Meeting divided into the issued and outstanding Continued Shares. The precise number of Continued Shares will not be known until immediately prior to approval of the Continuation, such number to be approved at the Meeting. Assuming that the number of Common Shares issued and outstanding on the day of the Meeting is approximately 161,929,234 (the number of Common Shares issued and outstanding as of the Record Date), the Continued Corporation's (nominal) share capital upon completion of the Continuation would be approximately US$1,619,292.34 consisting of 161,929,234 Continued Shares. See "Capitalization" below for further details on the capitalization.

Following the Continuation, the Board may not create any new classes of shares with privileged voting rights unless it receives approval from a special majority of two-thirds of the voting rights represented at a Shareholders' meeting as well as a majority of the aggregate nominal/par value of the shares represented at such meeting, in either case whether in person or by proxy (together, such qualified majority, an "Important Resolution"). Further, following the Continuation, the Board may not create any new classes of shares with special rights or restrictions (other than rights which require an Important Resolution) unless the Shareholders pass a special resolution approved by at least two-thirds of the represented share votes.

See "Share Capital of the Corporation" below for further details on the approval of the share capital of the Continued Corporation in connection with the Continuation as part of the Ancillary Resolutions.

The Continued Corporation has not imposed any restrictions applicable to the transfer of the Continued Shares, subject to Article 7(2) of the Articles of Association with respect to Continued Shares issued in the form of intermediated securities, in which case any transfer of the Continued Shares is effected by a corresponding entry in the securities deposit account of a bank or a depository institution; no Continued Shares in the form of intermediated securities or security interest in any such intermediated securities can be transferred by way of assignment. If uncertificated Continued Shares (not in the form of intermediated securities) are transferred by way of assignment, such assignment must be notified to the Continued Corporation to be valid. Any person who acquires Continued Shares may submit a request to the Continued Corporation to be entered into the share register as a shareholder with voting rights, provided such persons expressly declare that they have acquired the shares in their own name and for their own account, that there is no agreement on the redemption of the shares and that they bear the economic risk associated with the Continued Shares. The Board may record nominees who hold Continued Shares in their own name, but for the account of third parties, as shareholders of record with voting rights in the share register of the Continued Corporation. Beneficial owners of Continued Shares who hold shares through a nominee exercise the shareholders' rights through the intermediation of such nominee. The share register will reflect only record owners, usufructuaries and nominees of Continued Shares. Swiss law does not recognize fractional share interests.

Summary Comparison of Material Shareholder Rights under British Columbia Law and Swiss Law

The rights of Shareholders are currently governed by the BCBCA and the Corporation's constating documents, namely its notice of articles and Articles. Following the issuance of the Evidence of Continuation, the rights of Shareholders of the Continued Corporation would be governed by the Continued Corporation's Articles of Association as well as by the applicable laws and regulations of Switzerland (including, but not limited to, the Swiss Code of Obligations and the Swiss Merger Act).

The material rights, privileges, obligations, limitations, processes and procedures that affect Shareholders under the BCBCA and the Corporation's current constating documents are substantially similar to those provided under the Swiss Code of Obligations and the Continued Corporation's Articles of Association. However, there are several notable differences that Shareholders should be aware of and Shareholders are advised to carefully read the following overview of the material similarities and differences between the BCBCA and the Corporation's current constating documents, on the one hand, and the Swiss Code of Obligations, other applicable Swiss law, and the Continued Corporation's Articles of Association, on the other.

In this section, management of the Corporation has attempted to describe and compare certain principal aspects of the BCBCA and the Corporation's current constating documents, on the one hand, and the Swiss Code of Obligations, other applicable Swiss law and the Continued Corporation's Articles of Association, on the other, that could materially affect the rights of Shareholders from legal and corporate standpoints. There can be no assurance that all material similarities and all material differences have been described, nor that any or all Shareholders would agree that the Corporation has properly identified those similarities and differences. This section is thus not exhaustive, is of a general nature only and is not intended to be, and should not be construed to be, legal advice to Shareholders; it is qualified in its entirety by the complete text of the BCBCA and other applicable laws of British Columbia, Canada, the Corporation's constating documents, the Swiss Code of Obligations and other applicable Swiss law, and the Continued Corporation's Articles of Association as finally approved and adopted upon completion of the Continuation. Management of the Corporation therefore recommends that the Shareholders review the following section with their advisors.

Capitalization

The current authorized share capital of the Corporation as governed by the BCBCA permits the issuance of an unlimited number of Common Shares without nominal/par value. Under the BCBCA, a Common Share must not be issued until it is fully paid.

Under the Swiss Code of Obligations, the Continued Corporation will have issued the number of Continued Shares as approved by its Shareholders and fixed by the Articles of Association. Shares must be ascribed a nominal/par value greater than zero. The minimum (nominal) share capital of a Swiss share company is CHF 100'000.00 or the equivalent in certain accepted prescribed foreign currencies, including US$ (provided that, if the share capital is in a foreign currency, accounting records and financial statements must also be maintained in that currency). The Articles of Association provide that Continued Shares must be fully-paid up before issuance.

As a basic rule, the share capital of a Swiss share corporation may only be increased or decreased if the shareholders approve such a change in the share capital. However, the board of directors may be authorized, in accordance with a corporation's articles of association, to alter the share capital in two ways without needing further authorization from shareholders - namely, in the form of a capital band and conditional capital, in each case, as described in more detail below.

Capital Band

Under the Swiss Code of Obligations, shareholders may, by Important Resolution, authorize the board of directors, as set out in the articles of association, to increase and/or decrease the share capital of a Swiss share company within a range called a "capital band" within a period of up to five years without needing further shareholder authorization. Swiss law provides that the upper limit of the capital band cannot exceed the registered share capital by 50% and the lower limit cannot be below it by more than 50%. If shareholders approve an increase or reduction in the share capital or change its currency during the period set out in the articles of association, the capital band provision in the articles of association will lapse, unless the shareholders reintroduce a new capital band.

The Articles of Association include a capital band in the range of 20% of the number of Continued Shares issued and outstanding as of the day of the Meeting, and the Board will be authorized to increase and decrease, within such range, the share capital once or several times and in any amount or to cause the Continued Corporation or any of its group companies to acquire (including under a share repurchase program) its Continued Shares, directly or indirectly until January 17, 2030 without Shareholder approval.

In the event of a share issuance within the Continued Corporation's capital band, the Board, as set forth in the Articles of Association, will determine all relevant terms of the issuance, including the date of the issuance, the issuance price, the type of contribution, the beginning date for dividend entitlement, and, subject to the Articles of Association and applicable Swiss law, the conditions for the exercise of subscription rights with respect to the issuance. After January 17, 2030, the capital band will be available to the Board for issuance of additional Continued Shares only if the authorization is reapproved by Shareholders.  Shareholders may also approve a renewal or change to the capital band before such time.

In the case of a Continued Share issuance based on the Continued Corporation's capital band, the Continued Corporation's Shareholders have subscription rights to obtain newly issued Continued Shares in an amount proportional to the nominal/par value of the Continued Shares they already hold. However, the Board may withdraw or limit these subscription rights in certain circumstances as set forth in the Continued Corporation's Articles of Association. For further details on these circumstances, see "Subscription Rights and Advance Subscription Rights" below.

See "Approval of Ancillary Resolutions - Introduction of capital band".

Conditional Capital

Under the Swiss Code of Obligations, shareholders may also, by Important Resolution, introduce a conditional capital in the articles of association that will authorize the issuance of additional shares up to a maximum amount of 50% of the share capital registered in the commercial register without obtaining additional shareholder approval through the issuance of equity instruments for certain specified purposes. The conditional capital may be separate from the capital band, and shares issued pursuant to the conditional capital do not affect the number of shares available for purposes of the capital band.

Under the Articles of Association, the Continued Corporation will have two tranches of conditional capital for issuance of Continued Shares. One tranche of conditional capital (conditional share capital for equity incentive plans) will be reserved for the issuance of Continued Shares to the members of the Board and to the officers, employees, contractors or consultants of the Continued Corporation or any of its group companies, or other persons providing services to the Continued Corporation or any of its group companies (i.e. for purposes of issuing shares pursuant to the exercise of equity incentives in accordance with the existing equity incentive plan). A second tranche of the conditional capital (conditional share capital for financing purposes) will be reserved for the issuance of Continued Shares (i) further to the exercise of conversion, exchange, option, warrant, subscription or other rights to acquire Continued Shares, or (ii) through obligations to acquire Continued Shares that are or were granted to or imposed upon shareholders or third parties alone or in connection with bonds, notes, loans, options, warrants or other securities or contractual obligations of the Continued Corporation or any of its group companies. Such tranche will cover, among other things, all of the Continued Corporation's currently outstanding convertible instruments including the Notes. The tranche of conditional capital reserved for financing purposes and for equity participation plans shall be equal to 20% and 15%, respectively, of the number of Continued Shares set forth in the Articles of Association.

In connection with the conditional capital for financing purposes, the Board is authorized to withdraw or limit the advance subscription rights of Shareholders in certain circumstances. See "Subscription Rights and Advance Subscription Rights" below. Shareholders do not have subscription rights and advance subscription rights with respect to shares issued pursuant to the Continued Corporation's equity incentive plan.

At the Meeting, Shareholders will be asked to approve the share capital of the Continued Corporation, as well as the provisions on its capital band and conditional capital, including the upper and lower limits thereof. See "Approval of Ancillary Resolutions - Introduction of conditional capital for equity incentive plans" and "Approval of Ancillary Resolutions - Introduction of conditional capital for financing purposes" below.

Consideration for Shares

The BCBCA provides that a share shall not be issued until the consideration for that share is fully paid in money or in property or past services that are not less in value than the issue price for the share.

While the Swiss Code of Obligations generally does allow for the issuance of shares that are only partly paid (with a minimum 20% of the nominal/par value to be paid-in), the Articles of Association mirror the provisions of the BCBCA to provide that no Continued Shares shall be issued unless the entirety of such share's issue price has been fully paid to the Continued Corporation. The Swiss Code of Obligations provides that the issue price of newly issued shares in a capital increase must be settled in cash, by way of a contribution-in-kind, by set-off with a claim or by conversion of freely disposable equity capital, except where shares are granted as a result of the exercise of a convertible security, in which case payment may not be made via contribution-in-kind or conversion of freely disposable equity capital. When implementing share capital increases, the board of directors must issue a capital increase report. When the issue price is paid through a contribution-in-kind, by a set-off with a claim or by conversion of freely disposable equity capital, the board of directors is required to disclose in such report the nature and condition of the contribution-in-kind, the existence of the claim and the free disposability of the equity capital converted, as applicable. An auditor's confirmation is required in certain cases to ensure the completeness and accuracy of the capital increase report. The board of directors of a Swiss share company also may not issue shares in consideration for a price that is not in the best interests of such company.

Amendment of Constating Documents

The BCBCA requires that any substantive change to the notice of articles or Articles (such as, without limitation, an alteration of the restrictions of the business carried on by the company, a change in the name of the company, a continuation of a company under a new jurisdiction, an increase or reduction of the stated capital of the company or other changes to the restrictions and rights attached to shares), requires the type of resolution specified in the BCBCA, failing which specification, the type of resolution specified in the company's articles. If neither the BCBCA nor articles specify the type of resolution required for such a change, a special resolution passed by at least two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders is required. Where certain specified rights of the holders of a class or series of shares are affected differently by the alteration than the rights of the holders of other classes or series of shares, a special separate resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class or series, whether or not they are otherwise entitled to vote is required under the BCBCA.

The Swiss Code of Obligations generally requires a resolution passed with a majority of the votes of shareholders present at the shareholders' meeting, whether in person or by proxy, to amend the articles of association, except for certain amendments included in the list below under the heading "Vote Required for Certain Transactions and Corporate Actions", including changing the company's corporate purpose, introducing a conditional capital or capital band, or creating shares with privileged voting rights. Such amendments must be approved by Important Resolution. In addition, the Articles of Association provide that an amendment thereto to create, vary or delete any special rights or restrictions attached to the shares of any class or series of shares other than privileged voting rights require a resolution passed by at least two-thirds of the Shareholders voting at the meeting, whether in person or by proxy. If the Continued Corporation issues any class of shares with special rights other than privileged voting rights, further shares with special rights that are to be granted preferential rights over an existing class of shares with special rights may only be issued, subject to the Articles of Association providing otherwise, with the approval of the majority of all shareholders voting at a shareholders meeting, whether in person or by proxy, who hold any class of shares whose rights would be prejudicially affected by the issuance of the new shares with special rights ranking superior to theirs. As such, generally, the Swiss Code of Obligations, supplemented as necessary by Article 17 and 18 of the Articles of Association, is substantially consistent with (or adds additional requirements in comparison to) the BCBCA and the Articles in terms of where amendments to the Corporation's Articles require approval by Shareholders and the threshold for such approval.

Vote Required for Certain Transactions and Corporate Actions

Under the BCBCA, most corporate actions to be approved by shareholders can be approved by an ordinary resolution. However, certain extraordinary corporate actions, such as certain amalgamations, continuations, amendments to charter documents (as discussed above), sales, leases or other dispositions of all or substantially all of a company's undertaking other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, and (if ordered by a court) arrangements, are required to be approved by a special resolution of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders.

Under the Swiss Code of Obligations, most decisions or actions requiring approval by shareholders would require a resolution passed by a majority of the votes of shareholders present at the shareholders' meeting. However, some matters that impact the structure, operations, or financial status of a Swiss share company - such as, among other things, changing the company's purpose, the merging of shares, certain capital increases, limiting or withdrawing a subscription right, introducing a conditional capital or capital band, creating shares with privileged voting rights, changing the currency of the share capital, delisting the equity securities, transferring the registered office of a company and the dissolution of a company - require an Important Resolution. Resolutions on mergers, demergers, or conversions are governed by the Swiss Merger Act, and generally require an Important Resolution (with certain exceptions for transactions within group companies).  In addition, under Swiss law, the sale of "all or substantially all of its assets" by the Continued Corporation may require an Important Resolution depending on the particular transaction, including whether the following test is satisfied: (i) the Continued Corporation sells a core part of its business, without which it is economically impracticable or unreasonable to continue to operate the remaining business; (ii) the Continued Corporation's assets, after the divestment, are not invested in accordance with its statutory business purpose; and (iii) the proceeds of the divestment are not earmarked for reinvestment in accordance with the Continued Corporation's business purpose but, instead, are intended for distribution to Shareholders or for financial investments unrelated to the Continued Corporation's business.

Generally, the Swiss Code of Obligations and Swiss Merger Act, supplemented as necessary by Article 17 of the Articles of Association, is substantially consistent with (or adds additional requirements in comparison to) the BCBCA and the current Articles of the Corporation in terms of the vote required for fundamental transactions and corporate actions.

Subscription Rights and Advance Subscription Rights

Currently, holders of Common Shares of the Corporation are not entitled to pre-emptive or subscription rights.

According to the Swiss Code of Obligations, if new shares of a corporation are issued - whether pursuant to shareholders' approving an increase of the ordinary share capital or the board of directors making use of the capital band or conditional capital - the existing shareholders will have subscription rights (or advance subscription rights with respect to the issuance of convertible or similar instruments) in relation to such shares or rights pro rata to the respective nominal/par value of their existing participation.

However, (i) subscription rights and advance subscription rights have been excluded as per the Articles of Association in connection with employee participation purposes, namely the issuance of Continued Shares pursuant to the exercise of equity incentives in accordance with an equity participation plan, agreement, regulation or resolution issued and approved by the Board, including the Corporation's existing equity incentive plan, and (ii) subscription rights have been excluded as per the Articles of Association in connection with the issuance of new Continued Shares in connection with the exercise of certain convertible financial instruments (including the Notes), all as set forth in the Articles of Association ("Financial Instruments").

Furthermore, subscription rights and advance subscription rights, as applicable, can be cancelled or limited either by (i) an Important Resolution by the Shareholders if such cancellation or limitation is done for important reasons as per Swiss law (in the case of an ordinary capital increase), or (ii) by decision of the Board, if (aa) such cancellation or limitation is done for important reasons as provided in the Articles of Association (in the case of a capital increase out of the capital band or the issuance of equity instruments with underlying Continued Shares sourced from conditional capital), or (bb) the Financial Instruments are issued for appropriate terms. Subject to the Swiss Code of Obligations and the conditions further set forth in the Articles of Association, the Articles of Association include, among others, the following important reasons for which the Board is authorized to cancel or limit subscription rights or advance subscription rights, as applicable: if the issue price for new Continued Shares is determined by reference to the market price; for certain types of strategic or other transactions; for participation of partners in the context of strategic partnerships; or for a capital raise in a fast and flexible manner or that serves to achieve a strategic objective of the Continued Corporation and that would not be possible without the exclusion of the subscription rights or advance subscription rights, as applicable of existing holders of Continued Shares or only with great difficulty or delay, or on significantly less favorable terms.

If the advance subscription rights are neither granted directly nor indirectly by the Board in respect of Financial Instruments, the following shall apply: (i) the Financial Instruments shall be issued on appropriate terms; and (ii) the Financial Instruments may be converted, exchanged or exercised during a maximum period of 30 years form the date of the relevant issuance of or entry into the Financial Instruments.

Issuance of Options and Repurchase of Shares

Under the BCBCA and the Corporation's current Articles, the Board has the power, subject to applicable Shareholder approval requirements under law and stock exchange rules, to cause a company to issue options, warrants and other convertible securities to purchase the underlying shares of such convertible securities, as well as the power to repurchase or otherwise acquire its shares, without any further Shareholder authorization. TSX rules, which will continue to apply to the Continued Corporation following the Continuation, separately require Shareholder approval for the adoption of and certain amendments to equity-based employee benefit plans with limited exceptions.

The Swiss Code of Obligations and the Articles of Association authorize the Board to cause the Continued Corporation to issue options, warrants and other convertible securities such that holders thereof may, subject to the terms and conditions thereof, purchase the underlying Continued Shares of such convertible securities, subject to the conditional capital. See "Conditional Capital" above.

Under applicable Swiss law, the board of directors has the power to cause a company to repurchase its shares, so long as the total nominal value of the shares acquired does not exceed 10% of the share capital and only to the extent that sufficient freely distributable reserves (including contributed surplus) are available to do so. However, the Continued Corporation may repurchase its own shares beyond the statutory limit of 10% if the Shareholders have passed a resolution by majority of the votes cast at a Shareholders meeting (including as part of the capital band provision included in the proposed Articles of Association) authorizing the Board to repurchase shares beyond the 10% (but in no event above 20%), which are to be cancelled. Any Continued Shares repurchased pursuant to such an authorization will then be cancelled either upon the approval of Shareholders holding a majority of the votes cast at a Shareholders meeting or, if the authorization is included in the capital band provision, upon the Board effecting the cancellation based on the authority granted to it in the capital band provision. Repurchased shares held by a company or its subsidiaries do not carry any rights to vote at a shareholders meeting but are entitled to the economic benefits generally associated with such shares.

Appointment of Directors

The BCBCA requires that a reporting issuer must have a minimum of three directors. Under the BCBCA and applicable Canadian and U.S. securities laws which will continue to apply following the Continuation, shareholders vote "for" or "withhold" their vote for individual director nominees, whether in a contested or uncontested election, and directors are elected by a simple majority of votes cast at the shareholders' meeting. The chair of the board of directors is appointed by the directors. While under the BCBCA, all director nominees who receive any "for" votes in an uncontested election will be elected, the Corporation's majority voting policy, as required for all TSX-listed issuers, requires that any director not elected with a majority of votes cast "for" in an uncontested election immediately tender their resignation following the applicable meeting of shareholders, which resignation the Board may accept or reject in its discretion.

Under the BCBCA and the Corporation's current Articles, any casual vacancy occurring in the Board may be filled by the directors if not otherwise filled by Shareholders and directors may, between Shareholders' meetings, appoint additional directors to the Board provided that such number of additional directors does not exceed one-third of the number of directors elected or appointed to the Board at that time. Directors may also appoint alternate directors to represent them at meetings if the appointer is not present.

Under the Swiss Code of Obligations, the board of directors shall consist of one or more members, which members are elected at the annual general meeting by the shareholders. The Articles of Association provide that the Board will consist of a minimum of three directors. Unless the articles of association confer upon different classes of shareholders the right to have at least one of their representatives elected to the board of directors, the Swiss Code of Obligations and the proposed Articles of Association provide that elections of the members of the Board, including the chair of the Board, require a majority of all of the votes cast. The Corporation's existing majority voting policy will not, as a result, apply to the Continued Corporation, although the Continued Corporation will continue to respect the majority voting requirements of the TSX.  Directors may not fill vacancies on the board of directors, appoint additional directors or appoint alternate directors. Under the Swiss Code of Obligations and the Articles of Association, nominations by Shareholders of persons for election to the Board may be made at any time prior to or at the general meeting of Shareholders provided that such election is included in the agenda and, if the nomination is submitted prior to the general meeting, the requesting Shareholder must hold, individually or together with other Shareholders with whom the proposal is made, at least 0.5% of the total share capital or of the votes, the request must be submitted to the chairperson of the Board at least three (3) months before the anniversary of the previous year's general Shareholders' meeting and shall be in writing, specifying the item and the proposal.

At the Meeting, Shareholders will be asked to confirm the current members of the Board as members of the Board following the Continuation.  See "Approval of Ancillary Resolutions - Confirmation of the members of the board of directors, confirmation of the chairman and confirmation of the members of the remuneration committee" below.

Removal, Resignation and Disqualification of Directors

The BCBCA provides that shareholders may remove a director from the board of directors by the method specified in its articles or, failing any specification, by a special resolution. The Corporation's current Articles provide that, absent special circumstances in which directors may remove a director (e.g. conviction of an indictable offence or cessation of legal qualification to act as director), a director may be removed by special resolution. The BCBCA further provides that if holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or whatever method otherwise specified in the articles. The Corporation does not currently have any shares that carry such nomination rights. The office of a director is also vacated if he or she dies, resigns by notice in writing, or becomes disqualified to hold the office of director.

The Swiss Code of Obligations provides that directors may be removed by a resolution passed by a majority of the votes of shareholders present at the shareholders' meeting unless the articles of association provide otherwise (which the Articles of Association do not). The office of a director is also vacated if he or she is not re-elected, becomes incapacitated, dies or resigns by notice in writing. Directors have no authority to remove a director.

Duties of Directors

A director's fiduciary duty towards the Corporation and his or her obligation to exercise a duty of care is provided for under both the Canadian and Swiss law. Under the BCBCA, in exercising their powers and discharging their duties, directors must act honestly and in good faith, with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision in the company's articles, resolutions or contracts can relieve a director of these duties. Under the BCBCA, a company's articles or if a company has resolved by special resolution to add this provision to its articles, may transfer, in whole or in part, the powers of directors to manage or supervise management of the business and affairs of the Corporation.

Directors of a company governed by the Swiss Code of Obligations are bound to performance standards. A director must act in accordance with the duties imposed upon him or her by statutory law and the company's articles of association, and in the best interest of the company. A director must generally safeguard the interest of the company in good faith, adhere to a duty of loyalty and a duty of care and, absent special circumstances, extend equal treatment to all shareholders in like circumstances. Subject to applicable law, the members of the board of directors are liable to the company, its shareholders and, in bankruptcy, its creditors for damage caused by a violation of their duties.

According to the Swiss Code of Obligations, the board of directors is responsible for the management of the company unless it delegates such day-to-day management to officers or executive management in bylaws or organizational regulations of the company. Certain of the duties of the board of directors, however, are non-transferable and inalienable, including but not limited to the following: determining the company's organizational structure; establishing the accounting, financial control, and financial planning systems necessary for managing the company; and appointing, supervising and dismissing individuals responsible for the management and representation of the company. Breaching these duties, or any other responsibilities imposed on directors can result in personal liability, depending on the nature of the breach and actions taken, under both Canadian and Swiss law.

Limitation on Liability and Indemnification of Directors and Officers

The BCBCA provides that a company may indemnify a director or officer of the company, a former director or officer of the company or another individual who acts or acted at the company's request as a director or officer, or an individual acting in a similar capacity, of another entity, against judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of, a proceeding to which the individual is or may be liable. In addition, after the final disposition of a proceeding, a company may pay the expenses actually and reasonably incurred by the individual in respect of a proceeding after the final disposition of any said proceeding. However, a company must not indemnify an individual (i) if such individual did not act honestly and in good faith with a view to the best interests of the company, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the company's request; and (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that his or her conduct was lawful.

Although the indemnification of directors and officers of a Swiss share company is not expressly covered by the Swiss Code of Obligations, a Swiss share company may, according to approaches followed in practice by applying general legal principles (e.g. on limitation of liability) and corporate law concepts, indemnify any of its directors and officers so long as (i) such individuals acted honestly and in good faith with a view to the best interests of the company and (ii) have not committed an intentional or grossly negligent breach of their statutory duties as a member of the board of directors or management of the company, as applicable, which, under the Swiss Code of Obligations, includes performing his or her duties with all due diligence and safeguarding the interests of the company in good faith. Swiss law permits a company, or each director or officer individually, to purchase and maintain insurance on behalf of such directors and officers.

Subject to these limitations, the Articles of Association contain provisions providing for the indemnification of directors and officers of the Continued Corporation including, in particular, that the Continued Corporation must indemnify an existing or former director or member of executive management and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Continued Corporation must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.

Moreover, under Swiss law, at an annual general meeting, shareholders may a resolve with a majority of the votes of shareholders present to approve the discharge (décharge) of the members of the board of directors or management from liability. Such discharge is effective only for facts that have been disclosed to the shareholders and only vis-à-vis the company and those shareholders who have consented to the resolution or who acquired shares subsequently with knowledge of the resolution.

Say-on-Pay

The BCBCA does not require companies to seek shareholder approval of remuneration for directors or executive management, though the Corporation has historically sought non-binding advisory resolutions from Shareholders to approve the Corporation's approach to compensation of executive management.

The Swiss Code of Obligations includes binding say-on-pay rules that require a listed corporation to obtain shareholder approval for compensation of its directors and executive management on an annual basis. Shareholders approve the total amount for the compensation of the board of directors and of executive management separately, including fixed and variable compensation. Shareholders are further required to vote at each annual general meeting, on an advisory basis, on the compensation report (established under Swiss law) regarding the compensation of the members of the board of directors and the executive management team in the preceding fiscal year.

General Dissent Rights

The BCBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the dissenting shareholder's shares for the fair value of such shares. The dissent right may be exercised by a holder of shares of any class of the company if the company proposes:

1. to amend the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

2. to adopt an amalgamation agreement;

3. to approve an amalgamation into a foreign jurisdiction;

4. to approve an arrangement, the terms of which arrangement permit dissent or where the right of dissent is given pursuant to a court order;

5. to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

6. to authorize the continuation of the company into a jurisdiction other than British Columbia;

7. to approve any other resolution, if dissent is authorized by the resolution; or

8. a matter to which dissent rights are permitted by court order.

The dissent provisions of the BCBCA are described below under the heading "Dissent Rights".

No direct equivalent to dissent rights exists in the Swiss Code of Obligations and, under applicable Swiss law, shareholders are not entitled to dissent or appraisal rights in respect of any corporate actions other than with respect to certain transactions to which the Swiss Merger Act applies. If, in the event of a merger, demerger or conversion, the share or membership rights are not adequately safeguarded or the compensation is not appropriate, any shareholder may, within two months of the publication of the merger, demerger or conversion resolution, request that the court determine an appropriate compensation payment (appraisal suit).

Shareholder Requisitions and Shareholder Proposals

The BCBCA provides that in order for one or more registered holders or beneficial owners of voting shares to be entitled to submit a proposal, they must have held one or more voting shares for an uninterrupted period of at least two years before the date the proposal is signed by the shareholders and they must own not less than 1% of the total number of voting shares or voting shares with a fair market value in excess of $2,000. If the submitter is a qualified shareholder at the time of the annual general meeting to which its proposal relates, the company must allow the submitter to present the proposal, in person or by proxy, at such meeting. Such a shareholder proposal must be submitted to the company not later than three months before the anniversary date of the company's prior annual general meeting, except where such proposal relates to the nomination of a director, in which case such proposal must be submitted not less than 30 and not more than 65 days prior to the date of the meeting, subject to certain exceptions provided in the company's articles of incorporation. If the board of directors refuses to accept a validly submitted shareholder proposal, the requesting shareholder(s) may seek to enforce their rights through the court.

The BCBCA also provides that one or more registered shareholders holding at least 5% of the outstanding voting shares may requisition a meeting of shareholders, and permits the requisitioning registered shareholder to call the meeting where the board of directors of the company does not do so within 21 days following the company's receipt of the shareholder meeting requisition. The BCBCA specifies that the requisitioned shareholder meeting must be held within not more than four months after the date the company received the requisition.

The Swiss Code of Obligations also provides shareholders with the right to submit shareholder proposals; shareholders holding, individually, or together with other shareholders with whom the proposal is made, 0.5% of the shares or of the votes may request that items be placed on the agenda for the general shareholders' meeting and/or that motions relating to items on the agenda be included in the notice convening the meeting. Such requested motions and agenda items must be submitted to the board of directors in writing before the general shareholders' meeting to be included in the meeting notice and may be accompanied by a brief explanation, which the board of directors must include in the meeting notice to shareholders. The Articles of Association provide that such advance notice must be given no later than three months before the anniversary date of the Continued Corporation's prior annual general meeting. If the Board refuses to accept such a request, the requesting Shareholder(s) may seek to enforce their rights through the court.

Pursuant to the Swiss Code of Obligations, at the meeting itself, any shareholder present may submit a motion concerning existing agenda items, including the nomination of a director where election of directors is on the agenda. As such, following the Continuation, the advance notice prescribed by the Corporation's current Articles for shareholders to submit director nominees will no longer apply with respect to meetings where the election of directors is on the agenda.

The Swiss Code of Obligations also provides shareholders the right to requisition shareholders' meetings, enabling shareholders holding, individually, or together with other shareholders, 5% of the shares or of the voting rights to demand that the board of directors call a shareholders meeting. The shareholders' meeting shall be convened by the board of directors within 60 days of receipt of such a request.

Shareholders' Meetings

Per the BCBCA, a company must hold an annual general meeting of its shareholders, if for the first time, not more than 18 months after the date on which the company was recognized, and, if after its first annual reference date, at least once in each calendar year and not more than 15 months after the annual reference date for the preceding calendar year. In some instances, a company need not hold an annual general meeting of its shareholders if a written unanimous resolution of shareholders is passed with respect to the approval of the business required to be transacted at the meeting.

The Corporation's current Articles permit the chair of any shareholders' meeting, with the consent of a majority of the Shareholders present and entitled to vote at the meeting, to adjourn the meeting. New notice for the resumption of the meeting is not required to be given except where the meeting is adjourned for 30 days or more. The Corporation's current Articles provide, subject to the special rights and restrictions attached to the shares of any class or series of shares, that the quorum for the transaction of business at a meeting of Shareholders is two Shareholders entitled to vote at the meeting whether in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting. Under the BCBCA and the Corporation's current Articles, general meetings of Shareholders must be held in British Columbia. Hybrid Shareholder meetings, which comprise both an in-person and a virtual element, and fully virtual Shareholder meetings are also permitted under the BCBCA.

Under the Swiss Code of Obligations, the Continued Corporation must hold an annual general meeting of shareholders within six months after the end of its business year. Under the Swiss Code of Obligations, a meeting of shareholders for which a notice of meeting has been duly published may not be adjourned, except where the requisite attendance quorum, if provided by the articles of association, is not met, in which case the meeting cannot be adjourned without publishing a new notice of the meeting. While applicable Swiss law does not provide for attendance quorum in respect of shareholders' meetings, the Continued Corporation's Articles of Association provide the same quorum requirements as under the Corporation's current articles. Under the Swiss Code of Obligations and the Articles of Association, meetings of shareholders may be held outside Switzerland. Hybrid shareholder meetings and fully virtual shareholder meetings are also permitted.

Under the Swiss Code of Obligations and the Articles of Association, the following powers, among others, are vested exclusively with the Shareholders: adoption and amendment of the Continued Corporation's Articles of Association; election and removal of the members of the Board, the chairperson of the Board, the members of the compensation committee, the statutory auditor and the independent voting representative; approval of the management report and the consolidated statements of account, if any; the adoption of resolutions on the use of the available earnings, in particular the declaration of dividends or the return of capital; and the release from liability of the members of the Board and the other management bodies.

Finally, whereas nothing in the BCBCA or in applicable Canadian or U.S. securities law prevents a company from appointing a director or member of management to act as proxyholder for shareholders who wish to vote by proxy, Swiss law requires that shareholders appoint an independent voting representative who acts as proxyholder for shareholders who wish to vote by proxy, whose term ends at the conclusion of the shareholders meeting following their appointment. Shareholders may, nevertheless, choose to appoint someone else to act as their proxy, who need not be a shareholder. The independent voting representative may not exercise any shareholder rights beyond voting in accordance with the proxies received. In particular, shareholders cannot instruct the independent voting representative to submit proposals, make statements, or exercise the right to information.

At the Meeting, Shareholders will be asked to approve an Independent Representative (as defined below).  See "Approval of Ancillary Resolutions - Independent Representative" below.

Notice of Meetings of Shareholders

Pursuant to the BCBCA, a company must give notice of a general meeting by sending out the date, time and location of the general meeting as well as a clear description of the matters and business to be discussed between 21 days and two months before the meeting is held. In the case of a meeting requisitioned by the shareholders, notice must be sent between 21 days and four months after the date on which the requisition was received by the company. In addition, so long as a company is a reporting issuer in a jurisdiction of Canada, which the Corporation expects to continue to be following the Continuation, applicable Canadian securities law generally requires that notice be given to shareholders between 30 (or 40 if using notice-and-access) and 60 days in advance of a meeting of shareholders. If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a shareholders' meeting, the notice for such meeting must contain a statement to this effect and a copy of the resolution in question. Notice may be given by mail to the shareholder's registered address or electronically using notice-and-access.

Under the Swiss Code of Obligations, notice of an annual general meeting of shareholders must be provided no less than 20 days before the scheduled meeting date, but, as mentioned, as the Continued Corporation will still be subject to applicable Canadian and U.S. securities laws, the Continued Corporation will be required to send notice thereof in accordance with applicable Canadian and U.S. securities laws. The notice must contain the date, time, the form and location of the general meeting as well as a clear description of the matters and business to be discussed. Further the notice must contain the motions of the board of directors and a short explanation thereof, the name and the address of the independent voting representative and any shareholder's motion that has been submitted with a short explanation thereof. In the case of a meeting requested by the shareholders, the directors shall convene a shareholders' meeting within 60 days of receipt of such request. According to the Articles of Association, notice may, at the election of the Board, be published in the Swiss Official Gazette of Commerce and/or may be sent by ordinary mail, e-mail, or any other form the Board deems appropriate.

Voting

Under the Corporation's current Articles, each holder of Common Shares is entitled to one vote for each Common Share held. Every motion put to a vote at a meeting of Shareholders is decided on a show of hands unless a written ballot vote is directed by the chair of the meeting or requested by at least one Shareholder entitled to vote.

Under the Articles of Association, each holder of Continued Shares is entitled to one vote per Continued Share. Abstentions, broker non-votes, and blank or invalid ballots shall be disregarded for purposes of establishing a majority. The chair of the meeting shall decide whether voting on resolutions and elections be conducted electronically, by a show of hands or by a written ballot. Shareholders do not have the right to request a written ballot vote.

Dividends

Under the BCBCA, directors may declare or pay dividends by issuing shares or warrants by way of dividend or in property, including in money, subject to the restriction that a corporation may not declare or pay dividends if the corporation is insolvent, or the payment of the dividend would render the corporation insolvent. The Corporation's current Articles provide that all holders of Common Shares, subject to the rights, if any, of Shareholders holding shares with special rights as to dividends, have the right to receive dividends if, as and when declared by the Board, in proportion to the Common Shares held by such Shareholder.

Under applicable Swiss law, distributions of dividends may be paid only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy; and (ii) the company has sufficient distributable profits from the previous fiscal years, or if the company has freely distributable reserves, including out of capital contribution reserves. Swiss companies generally must maintain a separate company "statutory" balance sheet for the purpose of determining the amounts available for the return of capital to shareholders, including by way of a distribution of dividends. Distributions of interim dividends may further be paid only if: (i) approved by a majority of votes cast by shareholders present at a shareholders meeting, whether in person or by proxy (ii) the company has sufficient distributable profits generated during the current business year and (iii) audited interim financial statements must be prepared, showing the profits generated during the current business year. The corporation's auditor must confirm that a dividend proposal made to shareholders conforms with the requirements of the Swiss Code of Obligations and the corporation's articles of association.

Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. The board of directors of a Swiss share company may propose to shareholders that a distribution of dividends be paid but cannot itself authorize the dividend. Shareholders participate in the distribution of profits in proportion to the nominal/par value and number of shares they hold.

Reduction of Share Capital

Under Swiss law, capital distributions may also take the form of a distribution of cash or property that is based upon a reduction of the Continued Corporation's share capital recorded in the Commercial Register. Such a capital reduction requires the approval of Shareholders holding a majority of votes cast at a general meeting. A special audit report must confirm that creditors' claims remain fully covered despite the reduction in the share capital recorded in the commercial register. On or before the approval by the general meeting of Shareholders of the capital reduction, the Board must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce and notify creditors that they may request, within thirty days, satisfaction of or security for their claims (to the extent that the coverage of creditors' claims prior to the capital reduction has been reduced). The obligation to provide security does not apply if the reduction of the share capital does not jeopardize the satisfaction of the creditors' claims. If an unqualified special audit report is available, the law presumes that creditors' claims are not jeopardized. The presumption may be rebutted by creditors in exceptional circumstances.

There is no similar mechanism for capital distributions from the share capital under the BCBCA.

Rights Upon Liquidation

Under the BCBCA and the Corporation's current Articles, in the event of the liquidation or dissolution of the Corporation, after the full amounts that creditors as to distribution on liquidation or winding up are entitled to receive have been paid or set aside for payment, Shareholders would be entitled to receive, pro rata, any remaining assets of the Continued Corporation available for distribution.

Under the Swiss Code of Obligations, in the event of the liquidation of the Continued Corporation, after the full amounts that creditors as to distribution on liquidation or winding up are entitled to receive have been paid or set aside for payment, the holders of Continued Shares would be entitled to receive, pro rata, any remaining assets of the Continued Corporation available for distribution to the holders of Continued Shares, subject to Swiss withholding tax requirements. See "Certain Swiss Tax Considerations - Swiss Withholding Tax on Dividends and Similar Distributions".

Inspection of Books and Records by Shareholders

Under the BCBCA and the Corporation's current Articles, any current director and, if permitted by the Articles, any shareholder of the Corporation or any other person may for any proper purpose inspect or make copies of the Corporation's central securities register, list of shareholders and other books and records, provided however that, unless the directors determine otherwise or unless otherwise determined by ordinary resolution, no Shareholder of the Corporation is entitled to inspect or obtain a copy of any accounting records of the Corporation.

The Swiss Code of Obligations grants shareholders the right to inspect the register of shareholders with regards to its, his or her own shares and otherwise to the extent necessary to exercise its, his or her shareholder rights. No other person has a right to inspect the register of shareholders. With respect to other company ledgers and company files, only shareholders who individually or together with other shareholders represent at least 5% of the share capital or of the votes may request to inspect such ledgers and files by sending such a request to the board of directors at any time. The shareholder's request must describe why the requested inspection is required for the exercise of the shareholder's rights, and the board of directors shall permit inspection within four months of receiving such a request provided that no business secrets or other company interests are put at risk.

Pursuant to Swiss law, at a general meeting, any shareholder is entitled to request information from the board of directors concerning the affairs of the company. The shareholder may also ask the auditor questions regarding its audit of the company. The board of directors and the auditor must, subject to prevailing business secrets or other material interests, answer shareholders' questions to the extent necessary for the exercise of shareholders' rights.

In addition, if the shareholders' inspection and information rights as outlined above prove to be insufficient, Swiss law provides, subject to the requirements thereof, an additional right to initiate a special investigation or right to appoint an expert to audit the executive management.

Shareholders' Suits

Under the BCBCA, a shareholder or a director of a corporation may, with judicial leave, bring an action in the name of and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such right, duty or obligation. The BCBCA also allows a shareholder the right to apply to a court on the grounds that: (i) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner that is oppressive to one or more of the shareholders, including the applicant; or (ii) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. If, on such an application, the court is satisfied that such grounds exist, the court may, with a view to remedying or bringing to an end the matters complained of make any interim or final order it considers appropriate.

Under applicable Swiss law, a shareholder is entitled to file an action for damage caused to the company. The claim of the shareholder is for performance to the company. If the shareholder, based upon the factual and legal situation, had sufficient cause to file an action, the judge has discretion to impose all costs the plaintiff incurred in prosecuting the action on the company. Shareholders may also approve, by a resolution passed by a majority of the votes of shareholders present at the shareholders' meeting, that the company bring the action and entrust the board of directors or a representative thereof with the conduct of the proceedings.

Shareholders who suffer a direct loss due to an intentional or negligent breach of a director's or senior officer's duties may sue such director or senior officer in his or her personal capacity for monetary compensation. In addition, under the Swiss Code of Obligations, a shareholder may petition the competent Swiss court to have a decision of the general meeting of shareholders declared invalid on the grounds that the decision violates the company's articles of association or the law.

Compulsory Acquisition

The BCBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target shares pursuant to a takeover bid or issuer bid, other than shares held at the date of the bid by or on behalf of the offeror. The BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a shareholder who did not accept the original offer may require the offeror to acquire the shareholder's shares on the same terms contained in the original offer.

The Swiss Merger Act provides for a squeeze-out merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company, such as, for example, through cash or securities of a parent company of the acquiring company or of another company. The Swiss Merger Act grants minority shareholders the right to a judicial review of the adequacy of the compensation offered in such a case and empowers the courts to determine, if necessary, a reasonable amount of compensation.

Common Shares and Holders of Common Share Certificates

Upon completion of and as of the effective date of the Continuation, Shareholders (other than Dissenting Shareholders) will hold Continued Shares without further act or formality. The existing share certificates evidencing Common Shares (each, an "Existing Share Certificate") will not be canceled but will evidence Continued Shares as of the effective time of the Continuation.

As soon as practicable following the effective date of the Continuation, the Continued Corporation will cause Computershare to mail letters of transmittal to all registered Shareholders holding an Existing Share Certificate. Registered Shareholders must properly complete a letter of transmittal and surrender their Existing Share Certificate(s) to Computershare in accordance with the instructions contained therein to receive a DRS advice evidencing their Continued Shares. Upon receipt by Computershare of a properly completed letter of transmittal together with Existing Share Certificate(s) (formerly representing Common Shares and after Continuance) evidencing Continued Shares, Computershare will deliver to such Shareholder, in accordance with the instructions provided in the letter of transmittal, a DRS advice evidencing Continued Shares.  Registered Shareholders are strongly encouraged to complete a letter of transmittal and surrender their Existing Share Certificate(s) to Computershare to receive a DRS advice evidencing Continued Shares.  The DRS system allows registered securities to be held in electronic form without having either a physical share certificate representing the Continued Shares or a physical attestation evidencing ownership issued, and generally reduces the administrative burden and cost related to the transfer or evidence of Continued Shares.

Should a registered Shareholder who surrenders an Existing Share Certificate to Computershare wish to register a DRS advice evidencing a Continued Share in a different name than that which is shown on such surrendered Existing Share Certificate, such Existing Share Certificate must be accompanied by an appropriate written assignment declaration or other instrument of transfer in form and substance as set forth in, or provided with, the letter of transmittal, and otherwise follow the other instructions set out in the letter of transmittal.

Dissent Rights

Only registered Shareholders entitled to vote at the Meeting are entitled to exercise dissent rights (the "Dissent Rights") with respect to the Arrangement Resolution in the manner provided for in sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order (collectively, the "Dissent Procedures"). Any registered Shareholder who exercises Dissent Rights from the Arrangement Resolution in compliance with the Dissent Procedures (a "Dissenting Shareholder"), will be entitled, in the event the Arrangement Resolution and Ancillary Resolutions are approved and the Continuation becomes effective, to be paid by the Corporation the fair value of the Common Shares held by such Dissenting Shareholder determined as of the close of business on the last business day before the day on which the Arrangement Resolution is approved by Shareholders at the Meeting.

The following is a summary of the provisions of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, relating to Dissent Rights in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Common Shares, and is qualified in its entirety by reference to the text of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order. A copy of the Plan of Arrangement is attached to this Circular as Schedule "B", the text of the Interim Order is attached to this Circular as Schedule "D", and the text of sections 237 to 247 of the BCBCA is attached to this Circular as Schedule "F". Pursuant to the Interim Order, Dissenting Shareholders are given rights analogous to rights of dissenting Shareholders under the BCBCA, as modified by the Plan of Arrangement and the Interim Order. Dissenting Shareholders who intend to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures. It is recommended that any registered Shareholder wishing to avail themselves of Dissent Rights seek legal advice, as failure to comply with the Dissent Procedures may result in the loss of all Dissent Rights thereunder. The Court hearing the application for the Final Order also has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

The Plan of Arrangement and the Interim Order expressly provide registered Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder who has validly exercised its Dissent Rights in accordance with the Dissent Procedures is entitled to be paid the fair value (determined as of the close of business on the last business day before the day on which the Arrangement Resolution is approved by Shareholders at the Meeting) in respect of its Common Shares in respect of which Dissent Rights have been validly exercised.

In many cases, Common Shares beneficially owned by a holder are registered either (a) in the name of an intermediary that the non-registered Shareholder deals with in respect of such shares, such as, among others, brokers, investment dealers, banks, trust companies or other nominee, or (b) in the name of a depositary, such as CDS & Co., of which the intermediary is a participant. A non-registered Shareholder will not be entitled to exercise any rights of dissent directly. A non-registered Shareholder desiring to exercise Dissent Rights must make arrangements for the Common Shares beneficially owned by such non-registered Shareholder to be registered in such non-registered Shareholder's name prior to the time the Notice of Dissent (as defined below) is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Common Shares to exercise Dissent Rights on the non-registered Shareholder's behalf.

In addition to any other restrictions under sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order, none of the following persons are entitled to exercise Dissent Rights: (i) any holder of Lithium Argentina equity incentive securities, (ii) any person (including any beneficial owner of Common Shares) who is not a registered Shareholder, and (iii) any registered Shareholder who votes or has instructed a proxyholder to vote its Common Shares in favour of the Arrangement Resolution.

A registered Shareholder entitled to vote at the Meeting who wishes to exercise their Dissent Rights is required to deliver a written notice of dissent (a "Notice of Dissent") to the Arrangement Resolution which must be received by the Corporation not later than 10:00 a.m. (Pacific Time) on January 15, 2025, or the date that is two (2) business days prior to the date of the Meeting (or any adjournment or postponement thereof). Such Notice of Dissent must be delivered to the Corporation's head office at Lithium Americas (Argentina) Corp., Suite 300, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5, Attention: Vice President, Legal and Corporate Secretary, and must strictly comply with the Dissent Rights described in this Circular. Failure to properly exercise Dissent Rights may result in the loss or unavailability of all Dissent Rights.

The Notice of Dissent must set out the number of Common Shares in respect of which the Dissent Rights are being exercised (the "Notice Shares") and: (a) if such Common Shares constitute all of the Common Shares of which the Shareholder is the registered and beneficial owner and the Shareholder owns no other Common Shares beneficially, a statement to that effect; (b) if such Common Shares constitute all of the Common Shares of which the Shareholder is both the registered and beneficial owner, but the Shareholder owns additional Common Shares beneficially, a statement to that effect and the names of the registered Shareholders, the number of Common Shares held by each such registered Shareholder and a statement that written Notices of Dissent are being or have been sent with respect to such other Common Shares; or (c) if the Dissent Rights are being exercised by a registered Shareholder who is not the beneficial owner of such Common Shares, a statement to that effect and the name of the non-registered Shareholder and a statement that the registered Shareholder is dissenting with respect to all Common Shares of the non-registered Shareholder registered in such registered Shareholder's name.

The filing of a Notice of Dissent does not deprive a registered Shareholder of the right to vote at the Meeting. However, pursuant to the Interim Order, no registered Shareholder who has voted in favour of the Arrangement Resolution is entitled to dissent with respect to the Arrangement. Therefore, the registered Shareholder who has submitted a Notice of Dissent and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to all Common Shares owned by such person. Pursuant to section 237 to 247 of the BCBCA and the Interim Order, a registered Shareholder may not exercise Dissent Rights in respect of only a portion of such holder's Common Shares but may dissent only with respect to all of the Common Shares held by such holder.

A vote against the Arrangement Resolution, an abstention from voting, or a proxy submitted instructing a proxyholder to vote against the Arrangement Resolution does not constitute a Notice of Dissent, but a registered Shareholder need not vote its Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Notice of Dissent. However, any proxy granted by a registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the registered Shareholder to forfeit his or her or its Dissent Rights.

If the Arrangement Resolution is approved by Shareholders, and the Corporation notifies a registered holder of Notice Shares of its intention to act upon the Arrangement Resolution pursuant to section 243 of the BCBCA, in order to exercise Dissent Rights such Shareholder must, within one month after the Corporation gives such notice, send a written notice (a "Payment Notice") that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent to the Corporation's head office at Lithium Americas (Argentina) Corp., Suite 300, 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5, Attention: Vice President, Legal and Corporate Secretary. Such Payment Notice must be accompanied by the certificate or certificates or DRS statements representing those Notice Shares (including a written statement prepared in accordance with section 244(1)(c) of the BCBCA if the dissent is being exercised by the Shareholder on behalf of a non-registered Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell and the Corporation is bound to purchase those Notice Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement and the Interim Order.

A registered Shareholder who fails to send to the Corporation, within the appropriate time frame, a Notice of Dissent, a Payment Notice or the certificates or DRS statements representing the Notice Shares in respect of which the Dissenting Shareholder dissents forfeits the right to make a claim under the Dissent Procedures. The Corporation or the transfer agent of the Corporation will endorse on the certificates or DRS statements representing the Common Shares received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return such certificates or DRS statements to the Dissenting Shareholder.

On sending a Payment Notice to the Corporation, a Dissenting Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of such holder's Notice Shares which fair value, notwithstanding anything to the contrary contained in sections 237 to 247 of the BCBCA, will be determined as of the close of business on the day before the Arrangement Resolution is adopted, except where (a) the Dissenting Shareholder withdraws the Payment Notice before the Corporation makes an offer to the Dissenting Shareholder pursuant to the BCBCA as modified by the Plan of Arrangement and the Interim Order, (b) the Corporation fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws the Payment Notice, or (c) the proposal contemplated by the Arrangement Resolution does not proceed, in which case the Dissenting Shareholder's rights as a Shareholder will be reinstated as of the date the Dissenting Shareholder sent the Payment Notice.

Dissenting Shareholders who are:

(a) ultimately entitled to be paid fair value for their Common Shares, (i) will be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised, to the Corporation, free and clear of all liens, claims and encumbrances, (ii) will be entitled to be paid the fair value of such Common Shares, which fair value, notwithstanding anything to the contrary contained in section 237 of the BCBCA, will be determined as of the close of business on the last business day before the day on which the Arrangement Resolution is approved by Shareholders at the Meeting, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b) ultimately not entitled, for any reason, to be paid fair value for such Common Shares will be deemed to have participated in the Arrangement as of and from the effective time of the Continuation on the same terms as any other Shareholder and will be treated in a similar manner as other Shareholders pursuant to the Plan of Arrangement if such Dissenting Shareholder had not exercised their Dissent Rights.

If a Dissenting Shareholder is ultimately entitled to be paid for their Dissent Shares, such Dissenting Shareholder may enter into an agreement for the fair value of such Dissent Shares. If such Dissenting Shareholder does not reach an agreement, such Dissenting Shareholder, or the Corporation, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on the Corporation to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the Common Shares determined as of the close of business on the last business day before the day on which the Arrangement Resolution is approved by Shareholders at the Meeting. After a determination of the fair value of the Dissent Shares, the Corporation must then promptly pay that amount to the Dissenting Shareholder.

In no case will the Corporation or any other person be required to recognize Dissenting Shareholders as Shareholders after the effective time of the Continuation, and the names of such Dissenting Shareholders will be deleted from the central securities register as Shareholders at the effective time of the Continuation in accordance with the Plan of Arrangement.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with the Corporation's written consent. If any of these events occur, the Corporation must return the share certificates or DRS statements representing the Common Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

Each Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the Dissent Procedures set out in sections 237 to 247 of the BCBCA as modified by the Plan of Arrangement and the Interim Order, which are attached to this Circular as Schedule "F", Schedule "B" and Schedule "D", respectively.

The above is only a summary of the Dissent Procedures which are technical and complex. If you are a registered Shareholder and wish to exercise your Dissent Rights, you should seek your own legal advice as failure to strictly comply with the Dissent Procedures will result in the loss of your Dissent Rights. Furthermore, registered Shareholders who are considering exercising Dissent Rights should be aware of the consequences under Canadian federal and U.S. federal tax laws of exercising Dissent Rights and should consult their own tax advisors for advice. For a general summary of certain income tax implications to a Dissenting Shareholder, see "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations".

Notice to United States Shareholders

THE ARRANGEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE SECURITIES ISSUED OR MADE ISSUABLE PURSUANT THERETO OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Continued Shares to be issued by the Continued Corporation pursuant to the Continuation have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and the Continued Shares will be issued to Shareholders in reliance on the exemption from the registration requirements of the U.S. Securities Act under Section 3(a)(10) of the U.S. Securities Act and corresponding exemptions under the securities laws of each state of the United States in which U.S. Shareholders are domiciled. See "Court Approval of the Arrangement" and "U.S. Securities Law Matters".

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and Securities Laws. Shareholders should be aware that such requirements are different from those of the SEC applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act.

Financial statements of the Corporation have been prepared in accordance with IFRS, which differ from United States generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of United States companies.

Similarly, information concerning the properties and operations of the Corporation contained herein and its public disclosure have been prepared in accordance with Canadian disclosure standards, which are not comparable to disclosure standards promulgated by the SEC under the U.S. Securities Act and the U.S. Exchange Act.

The enforcement by Shareholders of civil liabilities under United States federal and state securities laws may be affected adversely by the fact that: (i) the Corporation is a company existing and governed under the Laws of the Province of British Columbia; (ii) certain of the directors, officers and the experts named in this Circular are not residents of the United States; and (iii) a substantial portion of the Corporation's and such officer's and director's respective assets may be located outside the United States. As a result, it may be difficult or impossible for United States Shareholders to effect service of process within the United States upon the Corporation, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under United States federal securities laws or "blue sky" law of any state within the United States. In addition, United States Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or "blue sky" laws of any state within the United States.

Shareholders who are U.S. Holders (as defined below) should be aware that the Arrangement described in this Circular may have tax consequences in both the United States and Canada. Shareholders who are U.S. Holders are advised to review the summaries contained in this Circular under the sections "Certain Canadian Federal Income Tax Considerations" and "Certain U.S. Federal Income Tax Considerations" and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

U.S. Securities Law Matters

The Continued Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and the issuance of the Continued Shares will be made in reliance upon an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the holders of Common Shares and in reliance on exemptions from or qualifications under the registration requirements under any applicable securities laws of any state of the United States. Section 3(a)(10) of the U.S. Securities Act provides an exemption from the registration requirements of the U.S. Securities Act for securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is authorized to grant such approval, after a hearing upon the procedural and substantive fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received adequate notice thereof. The Corporation will advise the Court in advance that its approval of the Arrangement will be relied upon by the Corporation as a court approval of the Arrangement for the purpose of qualifying for the exemption from the registration requirements of the U.S. Securities Act. Accordingly, the Final Order, if granted by the Court, will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Continued Shares to be issued in connection with the Continuation.

In connection with the Arrangement, each Common Share outstanding immediately prior to the Arrangement shall become and remain as one Continued Share. These Continued Shares will not be "restricted securities" within the meaning of Rule 144(a)(3) promulgated under the U.S. Securities Act, and, therefore, the holding period condition of Rule 144(d) will not be affected by the Arrangement. As a result, after the Arrangement under U.S. federal securities laws, holders of Continued Shares who are not affiliates of the Corporation and holders who have not been affiliates of the Corporation within ninety (90) days prior to the completion of the Arrangement may resell their Continued Shares to the same extent they were entitled to resell their Common Shares prior to the Arrangement.

For U.S. purposes, "Affiliates" are generally defined as persons who control, are controlled by or are under common control with the Corporation and will generally include the directors, executive officers and certain large shareholders of the Corporation, including persons, firms or corporations that beneficially own, or exercise control or direction, directly or indirectly, over more than 10% of the voting rights attached to the Common Shares. Affiliates of the Corporation and persons who have been Affiliates of the Corporation within ninety (90) days prior to the completion of the Arrangement who will hold Continued Shares as a result of the Arrangement may not publicly resell them without registration under the U.S. Securities Act, except pursuant to the provisions of Rule 144 or another exemption from registration under the applicable securities laws.

The foregoing discussion of U.S. securities laws and their application to issuances and transfers of the Continued Shares is necessarily general and accordingly is not intended and should not be relied upon as legal advice. Therefore, Shareholders should consult with their legal advisors regarding applicable resale restrictions relating to the Continued Shares.

Certain Risk Factors Associated with the Arrangement and Continuation

You should carefully consider the risks and uncertainties described below, together with all of the other information and risks included in this Circular, before making a decision whether to vote for the Arrangement Resolution described in this Circular.

Some of your rights as a Shareholder will change as a result of the Continuation.

Because of differences in British Columbia law and the Swiss Code of Obligations and anticipated differences in the governing documents of the Corporation in connection with the Continuation, your rights as a Shareholder will change if the Continuation is completed. For a description of these differences, see "Summary Comparison of Material Shareholder Rights under British Columbia Law and Swiss Law".

The market for Common Shares of the Corporation incorporated under the laws of the Province of British Columbia may differ from the market for Continued Shares of the Corporation existing under the Swiss Code of Obligations.

Although we anticipate that the Continued Shares will be listed on the TSX and NYSE following the completion of the Continuation, the market prices, trading volume and volatility of the Continued Shares could be different from those of the Common Shares. We cannot predict what effect, if any, the completion of the Continuation may have on the market price prevailing from time to time or the liquidity of the Continued Shares.

The potential benefits from the Continuation are not guaranteed.

The Corporation anticipates that several potential benefits will result from the Continuation. However, these potential benefits are not guaranteed. The Corporation may not realize benefits from being domiciled in Zug, Canton of Zug, Switzerland and other foreign tax, business and regulatory environments. As a result, the Corporation may not experience any competitive advantages from the Continuation. In addition, the Continuation process will result in expenses to the Corporation. If the Board decides to implement the Arrangement and effect the Continuation, these expenses as well as the tax cost to the Corporation will be incurred regardless of whether we are able to realize any benefits of the Continuation.

The proposed Continuation will result in additional direct and indirect costs whether or not completed.

The Continuation will result in additional direct costs. We will incur legal fees, accounting fees, filing fees, mailing expenses and printing expenses in connection with the Continuation. In addition, the Corporation may be subject to income tax as a result of the Continuation and/or have to pay fair value of Common Shares upon exercise of any Dissent Rights by Dissenting Shareholders. The Continuation may also result in certain indirect costs by diverting the attention of our management and employees from the day-to-day management of the business, which may result in increased administrative costs and expenses. The Corporation intends to cover the costs of the transaction from cash on hand, however, it may decide to raise additional financing via equity issuances or otherwise if it considers appropriate.

The Corporation will cease to be MJDS eligible with the Continuation.

The Corporation is currently eligible under the multijurisdictional disclosure system ("MJDS") to publicly offer securities in the United States by using a prospectus that is prepared principally in accordance with Canadian disclosure requirements, and to substantially satisfy U.S. periodic reporting obligations by using Canadian continuous disclosure documents under the cover of an applicable SEC form. The Continuation will result in the Corporation ceasing to be MJDS eligible and mean that, subject to certain exceptions, the Corporation would need to satisfy both Canadian and U.S. disclosure requirements going forward including, but not limited to, compliance with both the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the SEC's Subpart 1300 of Regulation S-K regimes with respect to mineral property disclosure, and the review of prospectuses in certain circumstances by both the SEC and Canadian regulators.

There is no guarantee that the Corporation will receive tax rulings from Swiss tax authorities in a timely manner or that such rulings will confirm the Corporation's position with respect to Swiss tax matters.

The Corporation has applied, or will apply, for certain tax rulings from Swiss tax authorities in connection with the Continuation with respect to, among other things, applicable corporate income tax, annual capital tax, withholding tax on dividends and on interest payments on the Notes and other matters. Although not a condition of the completion of the Continuation, the Corporation intends to obtain these tax rulings prior to effecting the Continuation. There is no guarantee that Swiss tax authorities will confirm the Corporation's position with respect to the Swiss tax matters which the Corporation is seeking a tax ruling.  In the event that Swiss tax authorities disagree with the Corporation's position with respect to Swiss tax matters, the Corporation may be liable for additional tax in Switzerland and/or subject to certain adverse tax treatment.  See "Certain Swiss Tax Considerations" below.

There may be tax consequences to the Corporation as a result of the Continuation. See below under "Certain Canadian Federal Income Tax Considerations - Continuation of the Corporation", "Certain U.S. Federal Income Tax Consequences" and "Certain Swiss Tax Consequences".

APPROVAL OF ANCILLARY RESOLUTIONS

If the Arrangement Resolution is approved, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, certain ordinary and special resolutions of Shareholders required by Swiss law and to be implemented in connection with the Continuation set out below (collectively, the "Ancillary Resolutions").

Ancillary Resolutions (b), (d), (e), (f), (g) and (h) must be approved by two-thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting and the remaining Ancillary Resolutions must be approved by a majority of the votes cast by Shareholders voting in person or by proxy at the Meeting.  The Ancillary Resolutions shall only become effective as per the date of the filing of the Continuation at the Commercial Register.

(a) Change of the Corporation name

Under the Swiss Code of Obligations, all companies' names must indicate the legal form of the company. Following the effective time of the Continuation, the Corporation proposes to change its name, subject to approval by the Shareholders and the Commercial Register, to "Lithium Argentina AG/Lithium Argentina SA".

The Corporation intends to commonly use the name "Lithium Argentina AG". The suffix AG stands for Aktiengesellschaft in German and SA stands for société anonyme in French.

Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of Shareholders, the full text of which is set out below:

"BE IT RESOLVED as an ordinary resolution that:

1. the name of corporation be changed from Lithium Americas (Argentina) Corp. to "Lithium Argentina AG/Lithium Argentina SA" (the "Company"); and

2. any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver, whether under the corporate seal of the Company or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions."

(b) Approval of corporate purpose

Under Swiss law, shareholders of a Swiss corporation are required to specifically approve the change of the purpose a corporation. The Corporation proposes to change the Corporation's purpose by adopting the following Article 2 of the Continued Corporation's Articles of Association attached as Schedule "C" to this Circular. The Continued Corporation's purpose is to directly or indirectly acquire, hold, finance, manage, exploit and dispose of participations in domestic and foreign, listed and non-listed companies or other legal entities, partnerships or persons. In addition, the Continued Corporation may set up branch offices and subsidiaries in Switzerland and abroad and may acquire, hold, sell or finance any kind of undertakings and companies. The Continued Corporation may acquire, hold, and sell real estate. The Continued Corporation also may engage in any kind of commercial activity that is directly or indirectly related to its purpose and take any measures which seem appropriate to promote the purpose of the Continued Corporation, or which are connected with this purpose, including, without limitation, any commercial activities in the mining and minerals sector (such as advancing lithium projects and related business, development and trade activities).

The Board believes that such corporate purpose, which is intended to conform the Continued Corporation's purpose with Swiss standard practice, will not limit the activities in which the Continued Corporation reasonably would expect to engage.

Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution of Shareholders, the full text of which is set out below:

"BE IT RESOLVED as a special resolution that the corporate purpose of "Lithium Argentina AG/Lithium Argentina SA" (the "Company") be changed by adopting "Article 2: Purpose" of the articles of association attached as Schedule "C" to the management information circular of the Corporation dated December 4, 2024 as follows:

Article 2: Purpose

The purpose of the Company is to directly or indirectly acquire, hold, finance, manage, exploit and dispose of participations in domestic and foreign, listed and non-listed companies or other legal entities, partnerships or persons.

The Company may set up branch offices and subsidiaries in Switzerland and abroad and may acquire, hold, sell or finance any kind of undertakings and companies. The Company may acquire, hold, and sell real estate. The Company may engage in any kind of commercial activity that is directly or indirectly related to its purpose and take any measures which seem appropriate to promote the purpose of the Company, or which are connected with this purpose, including, without limitation, any commercial activities in the mining and minerals sector (such as advancing lithium projects and related business, development and trade activities)."

(c) Share capital of the Corporation

The Corporation currently has 161,929,234 Common Shares issued and outstanding without nominal/par value. Immediately after the Continuation, the Continued Corporation will still only have one class of shares outstanding, namely Continued Shares, with a nominal/par value per share of US$ 0.01. Shareholders will continue to hold post-Continuation the same number of Continued Shares with nominal/par value as they did Common Shares without nominal/par value prior to the Continuation. The Corporation proposes that Article 3 of the Continued Corporation's Articles of Association attached as Schedule "C" to this Circular shall hold that the share capital of the Continued Corporation shall consist of an US$ amount to be defined at the date of the Meeting reflecting the then issued and outstanding Common Shares and it shall consist of the amount of issued and outstanding Common Shares at the date of the Meeting with a par value of US$ 0.01 each. The share capital of the Continued Corporation is fully paid in. PricewaterhouseCoopers AG, in Zug (CHE-254.525.813) shall issue a report that the Continued Corporation's share capital is fully covered in accordance with Swiss law. Further, based on the applicable exchange date at the time of the Meeting, the minimum share capital of CHF 100,000.00 shall be fully covered pursuant to Art. 621 para. 1 and Art. 629 para. 3 CO. See "Summary Comparison of Material Shareholder Rights under British Columbia Law and Swiss Law - Capitalization".

Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of Shareholders, the full text of which is set out below:

"BE IT RESOLVED as an ordinary resolution that the share capital of the Company be approved by adopting "Article 3: Number of Shares, Par Value Type" of the articles of association attached as Schedule "C" to the management information circular of the Company dated December 4, 2024 as follows:

Article 3: Number of Shares, Par Value Type

The share capital of the Company amounts to USD ● and is divided into ● registered common shares with a par value of USD 0.01 per share. The share capital is fully paid-in."

(d) Introduction of capital band

The Corporation proposes to introduce through Article 4 of the Continued Corporation's Articles of Association attached as Schedule "C" to this Circular a capital band, which authorizes the Board to change the nominal share capital of the Corporation with a lower limit set at an US$ amount which is at 80% of the Corporation's share capital (i.e. reduction of up to 20% of the Corporation's share capital) as determined at the date of the Meeting reflecting the then issued and outstanding Common Shares and an upper limit of an US$ amount which is at 120% of the Corporation's share capital (i.e. allowing an increase of up to 20% of the Corporation's share capital) as determined at the date of the Meeting reflecting the then issued and outstanding Common Shares which is valid until January 17, 2030. (the "Capital Band"). The Board shall be authorized to withdraw or restrict Shareholders' subscription rights and/or to allocate such rights to third parties according to Article 4 para. 4 of the Articles of Association.

The Capital Band provides the Board with the financial flexibility by ensuring rapid responses to capital requirements and to promptly respond to market fluctuations, invest in potential growth opportunities and optimize the capital structure in line with strategic goals, all without the requirement of additional Shareholder approval. The Continued Shares issuable under the Capital Band will be available to the Continued Corporation to complete financing and/or merger, consolidation, acquisition, public takeover or any other similar transactions. See "Summary Comparison of Material Shareholder Rights under British Columbia Law and Swiss Law - Capitalization - Capital Band".

Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution of Shareholders, the full text of which is set out below:

"BE IT RESOLVED as a special resolution that the capital band of the Company be approved by adopting "Article 4: Capital Band" of the articles of association attached as Schedule "C" to the management information circular of the Company dated December 4, 2024 as follows:

Article 4: Capital Band

1. The board of directors is authorized to conduct increases of the share capital up to an upper limit in the amount of USD ● or to reduce the share capital down to a lower limit of an amount of USD ● until 17 January 2030. The board of directors shall be authorized within the capital band to increase or reduce the share capital, as applicable, once or several times and in any (partial) amounts up to the upper limit or down to the lower limit or to cause the Company or any of its group companies to acquire (including under a share repurchase program) shares, directly or indirectly. The capital increase or reduction may be effected by issuing up to ● fully paid-in registered shares with a par value of USD 0.01 each or by cancelling up to ● fully paid-in registered shares with a par value of USD 0.01 each, as applicable, each within the limits of the capital band, or by increasing or reducing the par value of the existing registered shares or by a simultaneous reduction and re-increase of the share capital, in each case within the limits of the capital band. The number of newly issuable shares or shares to be cancelled is subject to upward or downward adjustment by the board of directors if and when the board of directors makes use of its authority to issue or cancel shares within the range of the capital band pursuant to this article 4(1).

2. Within the capital band, shares may also, but not exclusively, be issued or cancelled in the event of a merger, consolidation, acquisition, public takeover or any other similar transaction (a "Strategic Transaction").

3. In case of a capital increase within the capital band, the board of directors shall determine the number of shares, the issue price, the form of payment required for subscription (including a cash contribution, contribution in kind, by off-setting claims against the Company, or by converting freely disposable equity), the date of issue, the conditions governing the exercise of subscription rights , the commencement of dividend entitlement and all other relevant terms of issuance. The board of directors may issue shares by way of an underwritten offering, direct placement or a similar transaction through the intermediation of financial institutions, a syndicate of financial institutions or another third party and a subsequent offer of such shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been exercised). The board of directors is authorized to permit, restrict or exclude the trading of subscription rights. In the event of subscription rights not being exercised, the board of directors may, at its discretion, either allow such rights to expire worthless, place them or the shares, for which subscription rights were granted but not exercised, at market conditions or use them in some other manner conducive to the interests of the Company.

4. The board of directors is authorized in the following cases to, without obtaining specific shareholder approval, withdraw or restrict shareholders' subscription rights and/or to allocate such rights to third parties (including individual shareholders), the Company or any of its group companies:

(a) if the issue price of the new shares is determined by reference to the market price;

(b) for a Strategic Transaction or any acquisitions of companies, parts of companies or participations, royalty interests, real property, or for the financing of new investment projects of the Company or its group companies, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or, in each case, for the financing or refinancing of such transactions;

(c) for participation of partners in the context of strategic partnerships;

(d) for a capital raise in a fast and flexible manner or that serves to achieve a strategic objective of the Company and that would not be possible without the exclusion of the subscription rights of existing shareholders, or only with great difficulty or delay, or on significantly less favorable terms;

(e) for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors;

(f) in connection with listing of new shares on domestic or foreign stock exchanges;

(g) for purposes of granting an over-allotment option (Greenshoe) in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

(h) for the participation of members of the board of directors, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies, including arrangers and investment banks.

5. In the event of an increase of the share capital from conditional capital pursuant to these articles of association, the upper and lower limits of the capital band shall increase in an amount corresponding to such increase in the share capital.

6. In the event of a reduction of the share capital within the capital band, the board of directors shall, to the extent necessary, determine the use of the reduction amount. The board of directors may also use the reduction amount for the partial or full elimination of a share capital shortfall in the sense of Art. 653p of the CO or may, in the sense of Art. 653q of the CO, simultaneously reduce and in-crease the share capital to at least the previous amount.

7. In the event of a change of the par value of the shares, the par value of new shares subsequently issued within the capital band shall also be changed.

8. The new shares shall be subject to the limitations for registration in the share register pursuant to article 9 of these articles of association."

(e) Introduction of conditional capital for equity incentive plans

The Corporation proposes to introduce through Article 5 of the Continued Corporation's Articles of Association attached as Schedule "C" to this Circular a conditional capital for equity incentive plans, which authorizes the Board to increase the nominal share capital of the Corporation not exceeding up to an US$ amount which is at 15% of the Corporation's share capital (i.e. increase of up to 15% of the Corporation's share capital) as determined at the date of the Meeting reflecting the then issued and outstanding Common Shares for equity incentive plans ("Conditional Capital For Equity Incentive Plans"). The Subscription and advance subscription rights of Shareholders are excluded for the Conditional Capital For Equity Incentive Plans. The Conditional Capital For Equity Incentive Plans is in addition to the Continued Shares that may be issued pursuant to the Capital Band. The introduction of a Conditional Capital For Equity Incentive Plans shall enable the fulfilment of the existing obligations under the Continued Corporation's existing equity incentive plan and any future equity incentive plans.  See "Summary Comparison of Material Shareholder Rights under British Columbia Law and Swiss Law - Capitalization - Conditional Capital".

Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution of Shareholders, the full text of which is set out below:

"BE IT RESOLVED as a special resolution that the conditional capital of the Company be approved by adopting "Article 5: Conditional Share Capital for Equity Incentive Plans" of the articles of association attached as Schedule "C" to the management information circular of the Company dated December 4, 2024 as follows:

Article 5: Conditional Share Capital for Equity Incentive Plans

1. The share capital of the Company may be increased by a maximum amount of USD ● through the direct or indirect issuance of no more than ● registered shares that are to be fully paid-in and have a par value of USD 0.01 each, to the members of the board of directors and to the officers, employees, contractors or consultants of the Company or any of its group companies, or other persons providing services to the Company or any of its group companies (the "Beneficiaries"). The issuance of fully paid-in registered shares with a par value of USD 0.01 each pursuant to this article 5 may also occur as a result of the voluntary or automatic settlement, conversion or exercise of rights or the mandatory exercise of obligations to acquire new shares granted to, or imposed on, respectively, any of the Beneficiaries.

2. Subscription and advance subscription rights of shareholders are excluded for this conditional capital increase. Any such issuance of new shares or voluntary, automatic or mandatory exercise of rights or obligations to acquire shares shall be under one or more plans, agreements, regulations or resolutions to be issued by the board of directors or, to the extent delegated to it, a committee of the board of directors. The board of directors will determine all details of the terms of issue, such as each amount of issue, date of dividend entitlement, and kind of contributions. Any such issuance of new shares may be made at a price per share below the applicable stock exchange price and any such rights or obligations to acquire shares may be granted or imposed on, respectively, below their intrinsic value.

3. The exercise of conversion, option or similar rights as well as the waiver of these rights may be effected electronically or in writing. The declaration of exercise of conversion, option or similar rights based on this article 5 shall refer to this article 5.

4. The new shares shall be subject to the limitations for registration in the share register pursuant to article 9 of these articles of association."

(f) Introduction of conditional capital for financing purposes

The Corporation proposes to introduce through Article 6 of the Continued Corporation's Articles of Association attached as Schedule "C" to this Circular a conditional capital for financing purposes, which authorizes the Board to increase the nominal share capital of the Corporation not exceeding up to an US$ amount which is at 20% of the Corporation's share capital (i.e. increase of up to 20% of the Corporation's share capital) as determined at the date of the Meeting reflecting the then issued and outstanding Common Shares by (i) the exercise of conversion, exchange, option, warrant, subscription or other rights to acquire shares, or (ii) through obligations to acquire shares that are or were granted to or imposed upon Shareholders or third parties alone or in connection with bonds, notes, loans, options, warrants or other securities or contractual obligations of the Company or any of its group companies (collectively, "Financial Instruments") (the "Conditional Capital For Financings"). The subscription rights of Shareholders shall be excluded with respect to Continued Shares issued in connection with the Financial Instruments. In addition, the Board shall be authorized to limit or withdraw advance subscription rights of Shareholders in connection with the issuance of Financial Instruments according to Article 6 para. 3 of the Articles of Association. The Conditional Capital For Financings provides the Board with financial flexibility and gives the Board the possibility to raise further funding by issuing Financial Instruments while providing the Continued Corporation with the necessary room to facilitate the issuance of Continued Shares on conversion of the Notes pursuant to the Indenture. The Conditional Capital For Financings is in addition to the Continued Shares that may be issued pursuant to the Capital Band. See "Summary Comparison of Material Shareholder Rights under British Columbia Law and Swiss Law - Capitalization - Conditional Capital".

Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution of Shareholders, the full text of which is set out below:

"BE IT RESOLVED as a special resolution that the conditional capital of the Company be approved by adopting "Article 6: Conditional Share Capital for Financing Purposes" of the articles of association attached as Schedule "C" to the management information circular of the Company dated December 4, 2024 as follows:

Article 6: Conditional Share Capital for Financing Purposes

1. The share capital of the Company may be increased by a maximum amount of USD ● through the direct or indirect issuance of no more than ● registered shares that are to be fully paid-in and have a par value of USD 0.01 each, (i) further to the exercise of conversion, exchange, option, warrant, subscription or other rights to acquire shares, or (ii) through obligations to acquire shares that are or were granted to or imposed upon shareholders or third parties alone or in connection with bonds, notes, loans, options, warrants or other securities or contractual obligations of the Company or any of its group companies (collectively, "Financial Instruments").

2. Subscription rights of shareholders shall be excluded with respect to new shares issued in connection with the Financial Instruments. The then-current owners of such Financial Instruments shall be entitled to acquire the new shares issued upon conversion, exchange or exercise of the Financial Instruments. The main terms of the Financial Instruments shall be determined by the board of directors.

3. The board of directors is authorized to limit or withdraw advance subscription rights of shareholders in connection with the issuance of Financial Instruments by the Company or one of its group companies if (i) there is a valid reason pursuant to article 4(4) of these articles of association or (ii) the Financial Instruments are issued on appropriate terms or (iii) in connection with the 1.75% Convertible Senior Notes due 2027 as per the Indenture dated December 6, 2021, as amended. If the advance subscription rights are neither granted directly nor indirectly by the board of directors, the following shall apply: (x) the Financial Instruments shall be issued on appropriate terms; and (y) the Financial Instruments may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance of or entry into the Financial Instruments.

4. The exercise of conversion, option or similar rights as well as the waiver of these rights may be effected electronically or in writing. The declaration of exercise of conversion, option or similar rights based on this article 6 shall re-fer to this article 6.

5. The new shares shall be subject to the limitations for registration in the share register pursuant to article 9 of these articles of association."

(g) New Articles of Association of the Corporation (general revision of the articles of association)

The Articles of Association, which shall amend and restate the Corporation's current constating documents in accordance with the requirements of the Swiss Code of Obligations, will become effective as per the date of the filing of the Commercial Register application of the Continuation and become the official articles of the Continued Corporation.  The adoption of the Articles of Association is required to comply with the Swiss Code of Obligations. See "Summary Comparison of Material Shareholder Rights under British Columbia Law and Swiss Law".

The Articles of Association will be substantially in the form set out in Schedule "C" of this Circular. Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution of Shareholders, the full text of which is set out below:

"BE IT RESOLVED as a special resolution that:

1. the articles of association attached as Schedule "C" to the management information circular of the Company dated December 4, 2024 is hereby authorized and approved; and

2. any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver, whether under the corporate seal of the Company or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions."

(h) Swiss law as the authoritative and applicable legislation and ascertainment of the new principal place of business

The Corporation proposes that the Corporation submits to the laws of Switzerland and that the business activities are transferred from the current domicile Vancouver, Canada to Zug, Switzerland. Thereby, it shall be acknowledged that Swiss law (in particular, the Swiss Code of Obligations) is the new authoritative and applicable law for the Continued Corporation and that the new registered office of the Continued Corporation with offices of its own is situated at an address to be determined by the Board at or prior to the date of the Meeting.

Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution of Shareholders, the full text of which is set out below:

"BE IT RESOLVED as a special resolution that:

1. Swiss law, including, but not limited to the Swiss Code of Obligations is the authoritative governing and applicable law of the Company; and

2. that the business activities of the Company be transferred from Vancouver, British Columbia, Canada to Zug, Canton Zug, Switzerland and that the Company shall have new registered office with offices of its own situated at the following address: ●, Zug, Switzerland."

(i) Appointment of statutory auditor

The Corporation's auditor is PwC. PwC has served as the Corporation's auditor since August 2015.

Under Swiss law (Art. 698 para. 2 no. 2 CO), Shareholders must elect an independent registered public accounting firm to audit the Corporation's statutory standalone and group financial statements. In the event the Corporation proceeds with the Continuation it is proposing that PricewaterhouseCoopers AG, with registered office in Zug (CHE-254.525.813) be elected as the Continued Corporation's statutory auditor for Swiss law purposes.

Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of Shareholders, the full text of which is set out below:

"BE IT RESOLVED as an ordinary resolution that PricewaterhouseCoopers AG, with registered office in Zug (CHE-254.525.813) is hereby appointed the statutory auditor of the Company."

(j) Confirmation of the members of the board of directors, confirmation of the chairman and confirmation of the members of the remuneration committee

Under Swiss law, Shareholders must confirm individually the current members of the Board as members of the Board, the chairman and the members of the remuneration committee following the Continuation for a term extending until completion of the next annual general meeting. The Corporation is not proposing the appointment of any new directors of the Corporation. The current executive chair of the Corporation is John Kanellitsas.  Calum Morrison, George Ireland and Robert Doyle are the current members of the Board's Governance, Nomination, Compensation and Leadership Committee.

Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the following ordinary resolutions of Shareholders, the full texts of which are set out below:

(i) Confirmation of John Kanellitsas

"BE IT RESOLVED as an ordinary resolution that John Kanellitsas, be confirmed as member of the board of directors of the Company (the "Board") and as executive chair of the Board for a term extending until completion of the next annual general meeting in 2025."

(ii) Confirmation of Sam Pigott

"BE IT RESOLVED as an ordinary resolution that Sam Pigott, be confirmed as member of the Board for a term extending until completion of the next annual general meeting in 2025."

(iii) Confirmation of George Ireland

"BE IT RESOLVED as an ordinary resolution that George Ireland, be confirmed as member of the Board and a member of the Board's Governance, Nomination, Compensation and Leadership Committee for a term extending until completion of the next annual general meeting in 2025."

(iv) Confirmation of Diego Lopez Casanello

"BE IT RESOLVED as an ordinary resolution that Diego Lopez Casanello, be confirmed as member of the Board for a term extending until completion of the next annual general meeting in 2025."

(v) Confirmation of Robert Doyle

"BE IT RESOLVED as an ordinary resolution that Robert Doyle, be confirmed as member of the Board and a member of the Board's Governance, Nomination, Compensation and Leadership Committee for a term extending until completion of the next annual general meeting in 2025."

(vi) Confirmation of Franco Mignacco

"BE IT RESOLVED as an ordinary resolution that Franco Mignacco, be confirmed as member of the Board for a term extending until completion of the next annual general meeting in 2025."

(vii) Confirmation of Monica Moretto

"BE IT RESOLVED as an ordinary resolution that Monica Moretto, be confirmed as member of the Board for a term extending until completion of the next annual general meeting in 2025."

(viii) Confirmation of Calum Morrison

"BE IT RESOLVED as an ordinary resolution that Calum Morrison, be confirmed as member of the Board and a member of the Board's Governance, Nomination, Compensation and Leadership Committee for a term extending until completion of the next annual general meeting in 2025."

For further information regarding the Board, see attached as Schedule "G" to this Circular.

(k) Appointment of Independent Representative

Swiss law requires that Shareholders of a Swiss share company listed on a stock exchange appoint according to Art. 689c para. 1 CO annually an independent voting representative ("Independent Representative") for a term extending until completion of the next annual general meeting.

The main duty of the Independent Representative is to exercise the voting rights in accordance with the instructions received from Shareholders. The Independent Representative will not make statements, submit motions or proposals or ask questions to the Board on behalf of Shareholders. The Corporation proposes that Anwaltskanzlei Keller AG, Splügenstrasse 8, 8002 Zürich be appointed as the Independent Representative for a term extending until completion of the annual general meeting in 2025. Anwaltskanzlei Keller AG does not perform any other services for the Corporation.

Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution of Shareholders, the full text of which is set out below:

"BE IT RESOLVED as an ordinary resolution that Anwaltskanzlei Keller AG, Splügenstrasse 8, 8002 Zürich be elected as the independent voting representative of the Company for a term extending until completion of the annual general meeting in 2025."

Vote Required and Recommendation of the Board

Ancillary Resolutions (b), (d), (e), (f), (g) and (h) must be approved by two-thirds of the votes cast by Shareholders voting in person or by proxy at the Meeting and the remaining Ancillary Resolutions must be approved by a majority of the votes cast by Shareholders voting in person or by proxy at the Meeting.

The Board recommends that Shareholders vote FOR the Ancillary Resolutions.

Management also recommends a vote FOR the Ancillary Resolutions. In the absence of instructions to the contrary, the accompanying proxy will be voted FOR the Ancillary Resolutions.

Notwithstanding that the Arrangement Resolution and Ancillary Resolutions are passed or the Court grants the Final Order, the Board may amend the Plan of Arrangement and/or decide to delay or not proceed with the Arrangement and Continuation. There is therefore no guarantee that the Continuation will be effected.

OTHER BUSINESS CONDUCT

The Corporation is not aware of any other business that may be raised at the Meeting. If any other matters do arise, management who is named in the proxy intend to vote on any poll using their best judgement. They will exercise discretionary authority when considering any amendments or variations of matters set out in the Notice of Meeting, or other matters that may properly come before the Meeting or any adjournment.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, Canadian tax counsel to the Corporation, based on the current provisions of the Tax Act (as defined below) in force as of the date hereof and provided that the Continued Shares are and continue to be unconditionally listed on a "designated stock exchange" (as defined in the Tax Act and which currently includes the TSX and the NYSE), such shares would, if the Continuation took place on the date hereof, continue to be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), registered education savings plan ("RESP"), registered disability savings plan ("RDSP"), tax-free savings account ("TFSA") and first home savings account ("FHSA") (each, a "Registered Plan") and a deferred profit sharing plan ("DPSP") (each as defined in the Tax Act).

Notwithstanding the foregoing, if a Continued Share is a "prohibited investment" (as defined in the Tax Act) for a trust governed by a Registered Plan, the holder, subscriber or annuitant of the Registered Plan, as the case may be, will be subject to a penalty tax under the Tax Act with respect to the Continued Shares held by such trust. Based on the current provisions of the Tax Act in force as of the date hereof, a Continued Share will not be a prohibited investment for a trust governed by a Registered Plan, provided that the holder, subscriber or annuitant of the Registered Plan, as the case may be: (i) deals at arm's-length with the Corporation for purposes of the Tax Act; and (ii) does not have a "significant interest" (as defined in the Tax Act) in the Corporation. In addition, Continued Shares will generally not be a prohibited investment if such shares are "excluded property" (as defined in the Tax Act) for such a trust.

Shareholders who will hold or who intend to hold the Continued Shares in a Registered Plan or a DPSP should consult their own tax advisors regarding their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") in respect of the Continuation that are generally applicable to a beneficial owner of Common Shares who at all relevant times and for purposes of the Tax Act: (a) deals at arm's-length with the Corporation; (b) is not and will not be affiliated with the Corporation; and (c) holds Common Shares and will hold Continued Shares as capital property (each such beneficial owner, a "Holder"). Generally, Common Shares and Continued Shares will be capital property to a Holder, provided that the Holder does not use or hold, and is not deemed to use or hold, such shares in the course of carrying on a business and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the provisions of the Tax Act in force as of the date hereof and counsel's understanding of the current published administrative policies of the Canada Revenue Agency (the "CRA") publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and assumes that the Proposed Amendments will be enacted in the form proposed, although no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is based on the Corporation ceasing to be resident in Canada for purposes of the Tax Act at the time of the Continuation and assumes that from the time of the Continuation and at all relevant times thereafter, the Corporation will not be resident in Canada for purposes of the Tax Act, will be resident in Switzerland for the purposes of the Convention between Canada and Switzerland For the Avoidance of Double Taxation with Respect to Taxes on Income and on Capital (the "Treaty") and will be entitled to all of the benefits of the Treaty.

This summary is not applicable to a Holder: (a) that is a "financial institution" (as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act); (b) that is a "specified financial institution" (as defined in the Tax Act); (c) an interest in which is or would constitute a "tax shelter investment" (as defined in the Tax Act); (d) that reports its "Canadian tax results" in a currency other than the Canadian currency, (e) that is a partnership for Canadian federal income tax purposes; (f) that is exempt from tax under Part I of the Tax Act; (g) that has entered into or will enter into a "synthetic disposition agreement" or a "derivative forward agreement" (each as defined in the Tax Act) with respect to the Common Shares; (h) that receives dividends on its Common Shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act); (i) that acquired or will acquire any of their Common Shares under an equity-based employment compensation arrangement (including in connection with the exercise, surrender or transfer of awards under the Corporation's equity incentive plan); or (j) in respect of which the Corporation would at any time be a "foreign affiliate" for any purpose of the Tax Act after the Continuation. All such Holders should consult with their own tax advisors to determine the tax consequences to them of the Continuation.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Continuation applicable to their particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws.

CONTINUATION OF THE CORPORATION

The Corporation elected to use the U.S. dollar to compute its Canadian tax results under the Tax Act. As a result of the Continuation, the Corporation will cease to be a resident of Canada and a "public corporation" for purposes of the Tax Act. On ceasing to be a resident of Canada, the Corporation will no longer be subject to Canadian income tax on its worldwide income. Subsequent to the Continuation, the Corporation will not be subject to Canadian income tax except on any income from business operations that are attributable to a permanent establishment in Canada, withholding tax on any distributions from any Canadian resident subsidiaries and any gains from the disposition of "taxable Canadian property" that is not "treaty-protected property" (each as defined in the Tax Act).

For Canadian federal income tax purposes, the Continuation will cause the Corporation's taxation year to be deemed to have ended immediately prior to the Continuation. Immediately prior to this deemed taxation year end, the Corporation will be deemed to have disposed of all of its property for proceeds of disposition equal to the fair market value of such property at that time. The Corporation will be deemed to have reacquired such property at the time of the Continuation at a cost equal to the fair market value determined immediately prior to the deemed taxation year end. The Corporation will be subject to income tax under Part I of the Tax Act on any net income and net taxable capital gains which may arise as a result of this deemed disposition (after the utilization of any available allowable capital losses or non-capital losses). As of the date hereof, the Corporation, in consultation with its tax advisors, does not anticipate that the deemed disposition of the Corporation's assets at fair market value will result in material adverse Canadian income tax consequences to the Corporation, taking into account all relevant factors.  The CRA may not accept the Corporation's determination of fair market value of its assets or determination of the tax results.  The income tax consequences to the Corporation resulting from the deemed disposition may therefore differ significantly from those currently anticipated by management.

The Corporation will also be subject to an additional "emigration tax" under Part XIV of the Tax Act on the amount, if any, by which the fair market value of all its property immediately before the Corporation's deemed taxation year end resulting from the Continuation exceeds the total of the amount of its liabilities and the paid-up capital (determined for purposes of the Tax Act) of all the issued and outstanding shares of the Corporation immediately before the deemed taxation year end. This additional tax is generally payable at a rate of 25% but is expected to be reduced to 5% by virtue of the Corporation becoming resident in Switzerland for the purposes of the Treaty unless it can reasonably be concluded that one of the main reasons for the Corporation becoming resident in Switzerland was to reduce the amount of emigration tax or Canadian withholding tax payable under Part XIII of the Tax Act. As of the date hereof, the Corporation, in consultation with its tax advisors, anticipates that the liabilities of the Corporation and the paid-up capital of all the issued and outstanding shares of the Corporation will exceed the fair market value of the Corporation's assets and therefore, as of the date hereof, management does not anticipate that any such additional tax will be payable on the Continuation.  The CRA may not accept the Corporation's determinations.  The tax consequences to the Corporation resulting from the application of the additional "emigration tax" may therefore differ significantly from those currently anticipated by management.

The Corporation will also forfeit any remaining non-capital loss and net capital loss carry-forward balances (collectively, "NOLs"). Without the Continuation, the Corporation may have been entitled to deduct the NOLs in computing its taxable income in future taxation years, thereby reducing its Canadian income tax payable in such particular year in which the NOL was deducted. After the Continuation, the NOLs will no longer be available to be deducted because the Corporation should cease to be resident in Canada and should not have taxable income earned in Canada. The present value of the forfeited NOLs is uncertain because it depends in part on the quantum and timing of income earned or realized by the Corporation in its future taxation years.

The Canadian tax consequences to the Corporation associated with the Continuation are principally dependent upon the fair market value of the Corporation's assets, the amount of its liabilities, as well as certain Canadian tax attributes, accounts and balances of the Corporation, each as of the time of the Continuation. Additionally, it is possible that valuations and implied valuations of the Corporation's property are made available which may be relevant in assessing the potential Canadian tax costs of the Continuation. Further, the fair market value of the Corporation's properties may change between the date hereof and the time of the Continuation. As a result, the quantum of Canadian tax payable by the Corporation may significantly exceed the Corporation's estimates. The Corporation has not applied to the Canadian federal tax authorities for an advance tax ruling relating to the Continuation and does not intend to do so.

CURRENCY CONVERSION

Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts in respect of a Holder relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base, paid-up capital and proceeds of disposition) must be expressed in Canadian dollars. For purposes of the Tax Act, amounts denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the appropriate exchange rate on the applicable date (as determined in accordance with the detailed rules in the Tax Act) of the related acquisition, disposition or recognition of income.

SHAREHOLDERS RESIDENT IN CANADA

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention is, or is deemed to be, resident in Canada (a "Resident Holder").

Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares (but not their Continued Shares) and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made or in any subsequent taxation year, be deemed to be capital property. Resident Holders should consult their own tax advisors as to whether they hold their Common Shares as capital property and whether such election can or should be made in respect of their Common Shares.

Additional considerations, not discussed herein, may be applicable to a Resident Holder that is a corporation (or does not deal at arm's-length with a corporation) that is, or becomes as part of a transaction or series of transactions or events that includes the Continuation, controlled by a non-resident person or group of non-resident persons that do not deal with each other at arm's-length for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors.

Disposition of Common Shares by way of the Continuation

A Resident Holder should not be considered to have disposed of their Common Shares as a result of the Continuation for purposes of the Tax Act. A Resident Holder should therefore not be considered to have realized a taxable capital gain or loss by reason only of the Continuation. The Continuation should also not have an effect on the adjusted cost base to a Resident Holder of any Common Shares held by them at the time of the Continuation.

Dividends on Continued Shares

Following the Continuation, a Resident Holder will be required to include in computing income for a taxation year the amount of dividends, if any, received or deemed to be received in respect of Continued Shares, including amounts withheld for foreign withholding tax. For individuals (including certain trusts), such dividends will not be subject to the gross-up and dividend tax credit rules under the Tax Act. A Resident Holder that is a corporation will generally not be entitled to deduct the amount of such dividends in computing its taxable income.

Subject to the detailed rules in the Tax Act, a Resident Holder may be entitled to a foreign tax credit or deduction for any foreign withholding tax paid with respect to dividends received by the Resident Holder on the Continued Shares. Resident Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction having regard to their own particular circumstances.

Dispositions of Continued Shares

The tax treatment under the Tax Act of a disposition or deemed disposition of Continued Shares by a Resident Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are less than) the total of the adjusted cost base to the Resident Holder of the Continued Shares immediately before the disposition and any reasonable costs of disposition.

Under the provisions in the Tax Act currently in force, one-half of any capital gain realized in a particular taxation year will constitute a taxable capital gain that must be included in the calculation of the Resident Holder's income for such year and one-half of any capital loss incurred in a particular taxation year will constitute an allowable capital loss that must be deducted against taxable capital gains of the Resident Holder realized in such year, subject in each case to the 2024 Capital Gains Proposals (as defined below) discussed below.

For capital gains and capital losses realized on or after June 25, 2024, under Proposed Amendments introduced in Parliament on June 10, 2024 (the "2024 Capital Gains Proposals"), and subject to certain transitional rules discussed below, a Resident Holder is generally required to include in computing its income for a taxation year two-thirds of the amount of any such capital gain (a "taxable capital gain") realized in the year, and is required to deduct two-thirds of the amount of any such capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. However, under the 2024 Capital Gains Proposals, a Resident Holder that is an individual (excluding most types of trusts) is effectively required to include in income only one-half of net capital gains realized (including net capital gains realized indirectly through a trust or partnership) in a taxation year up to a maximum of $250,000, with the two-thirds inclusion rate applying to the portion of net capital gains realized on or after June 25, 2024 in the year that exceed $250,000. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act (as proposed to be amended by the 2024 Capital Gains Proposals).

Under the 2024 Capital Gains Proposals, different inclusion rates (or a blended inclusion rate) may apply for taxation years that begin before and end on or after June 25, 2024 (the "Transitional Year"). As a result, for its Transitional Year, a Resident Holder will be required to separately identify capital gains and capital losses realized before June 25, 2024 ("Period 1") and those realized on or after June 25, 2024 ("Period 2"). Capital gains and capital losses from the same period will first be netted against each other. A net capital gain (or net capital loss) will arise if capital gains (or capital losses) from one period exceed capital losses (or capital gains) from that same period. A Resident Holder would effectively be subject to the higher inclusion rate of two-thirds in respect of its net capital gains arising in Period 2, to the extent that these net capital gains exceed any net capital losses incurred in Period 1. Conversely, a Resident Holder would effectively be subject to the lower inclusion rate of one-half in respect of its net capital gains arising in Period 1, to the extent that these net capital gains exceed any net capital losses incurred in Period 2.

The annual $250,000 threshold for a Resident Holder that is an individual (excluding most types of trusts) will be fully available in 2024 without proration and will apply only in respect of net capital gains realized in Period 2 less any net capital loss from Period 1. Certain other limitations to the $250,000 threshold may also apply.

Under the 2024 Capital Gains Proposals, two-thirds of capital losses realized prior to June 25, 2024 will be deductible against capital gains realized on or after June 25, 2024 included in income at the two-thirds inclusion rate, subject to the rules applicable to a Transitional Year.

The foregoing summary is of a general nature only and generally describes the considerations applicable under the 2024 Capital Gains Proposals, and is not an exhaustive summary of the considerations that could arise in respect of the 2024 Capital Gains Proposals. Resident Holders should consult their own tax advisors with regard to the 2024 Capital Gains Proposals.

Additional Refundable Tax

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) or, at any time in the year, a "substantive CCPC" (as defined in the Tax Act) may be liable to pay an additional tax, refundable in certain circumstances, on its "aggregate investment income". For this purpose, aggregate investment income includes an amount in respect of taxable capital gains, dividends or deemed dividends not deductible in computing taxable income and interest.

Alternative Minimum Tax

Dividends received or deemed to be received, or a capital gain realized, on Continued Shares by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors on the alternative minimum tax in their particular circumstances.

Foreign Property Information Reporting

Generally, a Resident Holder that is a "specified Canadian entity" (as defined in the Tax Act) for a taxation year or a fiscal period and whose total "cost amount" of "specified foreign property" (as such terms are defined in the Tax Act), including the Continued Shares, at any time in the year or fiscal period exceeds $100,000 will be required to file an information return with the CRA for the taxation year or fiscal period disclosing prescribed information in respect of such property. Subject to certain exceptions, a Resident Holder, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a "specified Canadian entity," as will certain partnerships.

Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder's "specified foreign property" (as defined in the Tax Act) on a timely basis in accordance with the Tax Act. The reporting rules in the Tax Act are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding the reporting rules contained in the Tax Act and compliance with these reporting requirements.

Dissenting Resident Holders

A Dissenting Shareholder that is a Resident Holder who holds Common Shares (a "Dissenting Resident Holder") and is entitled to be paid fair value for its Common Shares ("Dissenting Common Shares") will be deemed to have transferred such Dissenting Common Shares to the Corporation in consideration for a cash payment equal to fair value from the Corporation.

Although not free from doubt, a Dissenting Resident Holder may be deemed to have received a taxable dividend equal to the amount by which the amount received by the Dissenting Resident Holder for its Dissenting Common Shares (other than the portion that is in respect of interest, if any, awarded by the Court) exceeds the paid-up capital for purposes of the Tax Act of the Dissenting Common Shares held by such Dissenting Resident Holder immediately before the Continuation.

In the case of a Dissenting Resident Holder that is an individual, the amount of any such deemed dividend will be subject to the normal dividend gross-up and tax credit rules generally applicable to dividends received from a corporation resident in Canada. Taxable dividends received by a Dissenting Resident Holder that is an individual or a trust may increase such Dissenting Resident Holder's liability for alternative minimum tax.

In the case of a Dissenting Resident Holder that is a corporation, the amount of any such deemed dividend will generally be included in the Dissenting Resident Holder's income for the taxation year in which such dividend is deemed to be received and will generally be deductible in computing the Dissenting Resident Holder's taxable income. In certain circumstances, a taxable dividend received by a Dissenting Resident Holder that is a corporation may be recharacterized under subsection 55(2) of the Tax Act as proceeds of disposition or a capital gain. Dissenting Resident Holders that are corporations should consult with and rely on their own tax advisors having regard to their own circumstances. A Dissenting Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) or, at any time in the year, a "substantive CCPC" (as defined in the Tax Act) may be liable to pay an additional tax, refundable in certain circumstances, on its "aggregate investment income".

A Dissenting Resident Holder who properly exercises Dissent Rights will also generally realize a capital gain (or capital loss) on the disposition of Dissenting Common Shares to the Corporation equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the total of the adjusted cost base to such Dissenting Resident Holder of the Dissenting Common Shares and any reasonable costs of disposition. For purposes of determining a Dissenting Resident Holder's capital gain (or capital loss) on the disposition of Dissenting Common Shares to the Corporation on the exercise of Dissent Rights, the Dissenting Resident Holder's proceeds of disposition will be equal to the amount received for the Dissenting Common Shares less the amount of any deemed dividend, as described above, and interest, if any, awarded by the Court. See "Dispositions of Continued Shares" above.

Interest, if any, awarded to a Dissenting Resident Holder by the Court will be included in the Dissenting Resident Holder's income for purposes of the Tax Act.

Resident Holders should consult with and rely on their own tax advisors for advice regarding the tax consequences of exercising Dissent Rights.

SHAREHOLDERS NOT RESIDENT IN CANADA

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, and does not, and will not, use or hold, and will not be deemed to use or hold, Common Shares or Continued Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, apply to a Holder that is an insurer carrying on business in Canada or elsewhere. Such Shareholders should consult their own tax advisors.

Disposition of Common Shares by way of the Continuation

A Non-Resident Holder should not be considered to have disposed of its Common Shares as a result of the Continuation. A Non-Resident Holder should therefore not be considered to have realized a taxable capital gain or loss by reason only of the Continuation. The Continuation should also not have an effect on the adjusted cost base of a Non-Resident Holder of any Common Shares held by them at the time of the Continuation.

Dividends on Continued Shares

Following the Continuation, dividends paid on Continued Shares to a Non-Resident Holder will generally not be subject to Canadian withholding tax or other income tax under the Tax Act, provided the Corporation is not at the time of the dividend a corporation resident in Canada for the purposes of the Tax Act.

Dispositions of Continued Shares

Following the Continuation, a disposition of Continued Shares by a Non-Resident Holder will generally not be subject to Canadian tax under the Tax Act, provided the Continued Shares do not constitute "taxable Canadian property" (as discussed below) of the Non-Resident Holder.

Generally, a Continued Share will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the share is listed on a "designated stock exchange" (which currently includes the TSX and the NYSE) unless, at any time during the 60 month period immediately preceding the disposition: (a) the Non-Resident Holder, any one or more other persons with whom the Non-Resident Holder did not deal at arm's-length for purposes of the Tax Act, any partnership in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm's-length for purposes of the Tax Act holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons and partnerships, held 25% or more of the issued shares of any class or series in the capital of the Corporation; and (b) more than 50% of the fair market value of the Continued Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" or "timber resource properties" (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain other circumstances a Continued Share could be deemed to be taxable Canadian property for the purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

Even if the Continued Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Continued Shares will not be included in computing the Non-Resident Holder's taxable income earned in Canada for the purposes of the Tax Act if, at the time of the disposition, the Continued Shares constitute "treaty-protected property" of the Non-Resident Holder for purposes of the Tax Act. Continued Shares will generally be considered "treaty-protected property" of a Non-Resident Holder for purposes of the Tax Act at the time of the disposition if the gain from their disposition would, because of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty, be exempt from tax under the Tax Act.

Dissenting Non-Resident Holders

A Dissenting Holder that is a Non-Resident Holder who holds Common Shares (a "Dissenting Non-Resident Holder") and is entitled to be paid fair value for its Dissenting Common Shares will be deemed to have transferred such Dissenting Common Shares to the Corporation in consideration for a cash payment equal to fair value from the Corporation.

Although not free from doubt, a Dissenting Non-Resident Holder may be deemed to have received a taxable dividend equal to the amount by which the amount received by the Dissenting Non-Resident Holder for its Dissenting Common Shares (other than the portion that is in respect of interest, if any, awarded by the Court) exceeds the paid-up capital for purposes of the Tax Act of the Dissenting Common Shares held by such Dissenting Non-Resident Holder immediately before the Continuation.

A Dissenting Non-Resident Holder will be subject to Canadian withholding tax on the amount of any dividend deemed to be received by such Dissenting Non-Resident Holder. Under the Tax Act, the rate of withholding is 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Dissenting Non-Resident Holder is entitled under any applicable income tax treaty or convention. Dissenting Non-Resident Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.

A Dissenting Non-Resident Holder who properly exercises Dissent Rights will also generally realize a capital gain (or capital loss) on the disposition of Dissenting Common Shares to the Corporation equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the total of the adjusted cost base to such Dissenting Non-Resident Holder of the shares and any reasonable costs of disposition. For purposes of determining a Dissenting Non-Resident Holder's capital gain (or capital loss) on the disposition of Dissenting Common Shares to the Corporation on the exercise of Dissent Rights, the Dissenting Non-Resident Holder's proceeds of disposition will be equal to the amount received for the shares less the amount of any deemed dividend, as described above, and interest, if any, awarded by the Court. A Dissenting Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Dissenting Non-Resident Holder on a disposition of Common Shares (or utilize any capital loss realized by such Dissenting Non-Resident Holder on such disposition) unless the Common Shares constitute taxable Canadian property of the Dissenting Non-Resident Holder at the time of disposition and, in the case where a capital gain is realized, the Dissenting Common Shares are not "treaty-protected property" of the Dissenting Non-Resident Holder for purposes of the Tax Act at the time of disposition. See "Dispositions of Continued Shares" above.

Interest, if any, awarded to a Dissenting Non-Resident Holder by the Court should generally not be subject to Canadian withholding tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the Continuation and the ownership and disposition of Continued Shares after the Continuation. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Continuation or as a result of the ownership and disposition of Continued Shares after the Continuation. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift (or any other non-income), U.S. net investment income, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Continuation or the ownership and disposition of Continued Shares after the Continuation. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Continuation and the ownership and disposition of Continued Shares after the Continuation.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Continuation or the ownership and disposition of Continued Shares after the Continuation. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention between Canada and the U.S. with respect to taxes on income and capital of 1980, as amended (the "Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares (or, after the Continuation, Continued Shares) participating in the Continuation or exercising Dissent Rights pursuant to the Continuation that is for U.S. federal income tax purposes:

1. an individual who is a citizen or resident of the United States;

2. a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

3. an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

4. a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares (or, after the Continuation, Continued Shares) participating in the Continuation or exercising Dissent Rights pursuant to the Continuation that is not a partnership (or other "pass-through" entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Continuation or the ownership and disposition of Continued Shares after the Continuation. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the Continuation and the ownership and disposition of Continued Shares after the Continuation.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Continuation or the ownership and disposition of Continued Shares after the Continuation to U.S. Holders that are subject to special provisions under the Code, including (except as otherwise specifically noted) U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) have a "functional currency" other than the U.S. dollar; (d) own Common Shares (or after the Continuation, Continued Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated transaction; (e) acquired Common Shares (or after the Continuation, Continued Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (f) hold Common Shares (or after the Continuation, Continued Shares) other than as a capital asset within the meaning of section 1221 of the Code (generally, property held for investment purposes); (g) are subject to the alternative minimum tax; (h) are subject to special tax accounting rules with respect to Common Shares (or after the Continuation, Continued Shares); (i) are partnerships or other "pass-through" entities (and partners or other owners thereof); (j) are S corporations (and shareholders thereof); (k) are U.S. expatriates or former long-term residents of the United States subject to Section 877 or Section 877A of the Code; (l) hold Common Shares (or after the Continuation, Continued Shares) in connection with a trade or business, permanent establishment or fixed base outside the United States; or (m) own, or have owned, or will own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Common Shares (or following the completion of the Continuation, U.S. Holders that will own, directly, indirectly or by attribution, 5% or more of the Continued Shares).  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the Continuation and the ownership and disposition of Continued Shares after the Continuation.

If an entity or arrangement that is classified as a partnership (including any other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares (or after the Continuation, Continued Shares), the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership (or entity) of participating in the Continuation and the ownership and disposition of Continued Shares after the Continuation generally will depend on the activities of the partnership (or entity) and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership (or entity) or partner (or owner). Partners (or owners) of entities and arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Continuation and the ownership and disposition of Continued Shares after the Continuation.

This summary is for general information only and is not intended to constitute a complete description of all U.S. tax consequences relating to the Continuation and holding and disposing of Common Shares (or after the Continuation, Continued Shares). Shareholders should consult their own tax advisors as to the U.S. federal income and other tax considerations relating to the Continuation and holding and disposing of Common Shares (or after the Continuation, Continued Shares) to them in light of their own circumstances, as well as the effect of any state, local or non-U.S. tax laws.

U.S. Federal Income Tax Consequences of the Continuation

Shareholders not Exercising Dissent Rights

The U.S. federal income tax consequences of the Continuation will depend, in part, on whether the Continuation qualifies as a "reorganization" within the meaning of Section 368(a) of the Code.

Tax Consequences if the Continuation Qualifies as a Tax-Deferred Reorganization

The Continuation should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code (an "F Reorganization") and generally should not represent a taxable transaction to the Corporation for U.S. federal income tax purposes, provided that holders of not more than 1% of the Corporation's Common Shares entitled to vote on the Continuation exercise Dissent Rights.  Under IRS guidance, if holders of less than 1% of the Corporation's Common Shares entitled to vote on the Continuation exercise Dissent Rights, the Continuation should qualify as an F Reorganization.

If the Continuation does not qualify as an F Reorganization for any reason, including without limitation the reason stated above, it should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(D) of the Code (a "D Reorganization"), unless the Corporation is required to use an amount of its assets to satisfy claims of Dissenting Shareholders, which would prevent the Corporation from transferring substantially all of its assets to the Continued Corporation.  Historically, for advance ruling purposes, the IRS defines "substantially all" to mean 70% of the fair market value of a company's gross assets and at least 90% of the fair market value of a company's net assets.  In determining if the Continued Corporation acquires "substantially all" of the assets of the Corporation, payments of cash by the Corporation to Dissenting Shareholders will not be considered assets acquired by the Continued Corporation.  The Corporation will satisfy the "substantially all" test unless it is required to pay to Dissenting Shareholders more than 30% of the fair market value of its gross assets or more than 10% of the fair market value of its net assets. The Corporation anticipates that the amount it may be required to pay to Dissenting Shareholders will not prevent it from transferring "substantially all" of its assets to the Continued Corporation within the meaning of the IRS ruling guidelines. Based on all relevant facts, the Corporation expects the Continuation to qualify as a tax-deferred F Reorganization and/or D Reorganization for U.S. federal income tax purposes.

By operation of the BCBCA and applicable Swiss law, upon the Continuation being effective, all of the assets, property, rights, liabilities and obligations of the Corporation immediately before the Continuation will continue to be the assets, property, rights, liabilities and obligations of the Continued Corporation pursuant to the BCBCA and applicable Swiss law.  Solely for U.S. federal income tax purposes, the following transactions will be deemed to occur as a result of the Continuation:

(a) the Corporation, as in existence under the BCBCA, will be deemed to transfer all of its assets to the Continued Corporation in exchange for Continued Shares and the assumption of the Corporation's liabilities; and

(b) the Corporation will be deemed to distribute the Continued Shares to the Shareholders in exchange for their Common Shares in the Corporation and in liquidation of the Corporation.

Subject to the discussion below regarding the application of the PFIC rules and Section 7874 of the Code, if the Continuation qualifies as an F Reorganization and/or a D Reorganization for U.S. federal income tax purposes:

  a U.S. Holder should not recognize any gain or loss on the deemed exchange of its Common Shares for Continued Shares;

  the U.S. Holder's aggregate adjusted tax basis in the Continued Shares deemed received by the U.S. Holder should be equal to the adjusted tax basis of the Common Shares deemed surrendered in exchange therefor; and

  the U.S. Holder's holding period of the Continued Shares should include the period during which the U.S. Holder held its Common Shares in the Corporation.

Tax Consequences if the Continuation Constitutes a Taxable Transaction

In the event the Continuation does not qualify as either an F Reorganization or a D Reorganization, a U.S. Holder would recognize gain or loss with respect to its Common Shares equal to the difference between the U.S. Holder's tax basis in its Common Shares and the fair market value, as of the effective time of the Continuation, of the Continued Shares.  In such event, a U.S. Holder's aggregate tax basis in the Continued Shares after the Continuation would equal their fair market value and such U.S. Holder's holding period would begin the day after the Continuation.  Such gain or loss would be capital gain or loss, which would be long-term capital gain or loss if the holding period with respect to such Common Shares is more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Rules and Code Section 7874 Rules Applicable to the Continuation

A U.S. Holder would be subject to special, adverse tax rules in respect of the Continuation if the Corporation were classified as a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC") for any tax year during which such U.S. Holder holds or held Common Shares.

Based on its current and expected income, assets and activities, the Corporation expects that it may be a PFIC for its current tax year and may be a PFIC for subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or is currently planned to be requested. U.S. Holders should consult their own tax advisors regarding the classification of the Corporation as a PFIC for each tax year in such U.S. Holder's holding period for its Common Shares.

Section 1291(f) of the Code provides that, to the extent provided in U.S. Treasury Regulations, any gain on the transfer of stock in a PFIC shall be recognized notwithstanding any other provision of the Code. Under proposed U.S. Treasury Regulations, absent application of the "PFIC-for-PFIC Exception" discussed below, if the Corporation is classified as a PFIC for any tax year during which a U.S. Holder has held Common Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the Continuation. Under these default PFIC rules:

(a) the Continuation would be treated as a taxable exchange in which gain (but not loss) would be recognized by a U.S. Holder even if the Continuation otherwise qualifies as a tax-deferred reorganization for U.S. federal income tax purposes;

(b) any gain on the exchange of Common Shares would be allocated ratably over such U.S. Holder's holding period;

(c) the amount allocated to the current tax year and any year prior to the first year in which the Corporation was classified as a PFIC would be taxed as ordinary income in the current year;

(d) the amount allocated to each of the other tax years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

(e) an interest charge for a deemed deferral benefit would be imposed with respect to the resulting tax attributable to each of the other tax years referred to in (d) above, which interest charge would generally not be deductible by non-corporate U.S. Holders.

There are certain U.S. federal income tax elections that sometimes can be made to generally mitigate or avoid these PFIC tax consequences if the Corporation were to be classified as a PFIC for any tax year during which a U.S. Holder has held Common Shares, including a Mark-to-Market Election (as defined below) or a QEF Election (as defined below). However, such QEF Elections are available in limited circumstances, generally would require the Corporation to provide certain tax-related information to U.S. Holders and must be made in a timely manner. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. The rules regarding the availability of, and procedure for making, a QEF Election or a Mark-to-Market Election are complex, and U.S. Holders should consult their own tax advisors regarding the availability of, and procedure for making, such elections.

Notwithstanding the foregoing, if (a) the Continuation qualifies as a tax-deferred reorganization for U.S. federal income tax purposes, (b) the Corporation was classified as a PFIC for any tax year during which a U.S. Holder holds or held Common Shares, and (c) the Corporation (and after the Continuation, the Continued Corporation) is classified as a PFIC for the tax year that includes the day after the effective date of the Continuation, then proposed U.S. Treasury Regulations generally provide for tax-deferred reorganization treatment to apply to such U.S. Holder's exchange of Common Shares for Continued Shares pursuant to the Continuation (for a discussion of the general non-recognition treatment of a tax-deferred reorganization for U.S. federal income tax purposes, see the discussions above). For purposes of this summary, this exception will be referred to as the "PFIC-for-PFIC Exception". In addition, in order to qualify for the PFIC-for-PFIC Exception, proposed U.S. Treasury Regulations require a U.S. Holder to report certain information to the IRS on Form 8621 filed with such U.S. Holder's U.S. federal income tax return for the tax year in which the Continuation occurs.

If the proposed U.S. Treasury Regulations are finalized in their current form and made applicable to the Continuation (even if this occurs after the effective date of the Continuation), and if the Corporation is classified as a PFIC for any tax year during a U.S. Holder's holding period for its Common Shares, then the Corporation anticipates that the PFIC-for-PFIC Exception would be available to U.S. Holders with respect to the Continuation provided the Corporation (and after the Continuation, the Continued Corporation) is classified as a PFIC for the tax year which includes the day after the effective date. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of the Corporation (and after the Continuation, the Continued Corporation) during the tax year which includes the day after the effective date of the Continuation or the applicability of the PFIC-for-PFIC Exception to the Continuation in the event the Corporation is classified as a PFIC for any tax year during a U.S. Holder's holding period for its Common Shares.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 1, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed U.S. Treasury Regulations to be reasonable interpretations of those Code provisions.

The application of the PFIC rules is complex and subject to differing interpretations. Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the exchange of Common Shares for Continued Shares pursuant to the Continuation and the information reporting responsibilities in connection with the Continuation.

Additional information regarding the PFIC rules is discussed below under "U.S. Federal Income Tax Consequences of the Ownership and Disposition of Continued Shares After the Continuation - Passive Foreign Investment Company Rules".

For U.S. federal income tax purposes, a corporation is generally considered to be a non-U.S. corporation if it is organized or incorporated outside of the United States. However, a non-U.S. corporation may be treated as a U.S. corporation (and thus not a PFIC) under Section 7874 of the Code. Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and therefore subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation) pursuant to a plan or series of related transactions; (ii) the non-U.S. corporation's "expanded affiliated group" does not have "substantial business activities" in the non-U.S. corporation's country of organization or incorporation and tax residence relative to the expanded affiliated group's worldwide activities; and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either voting power or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation's shares in exchange for the U.S. corporation's shares) as determined for purposes of Section 7874 of the Code (the "Ownership Test").

Among other assets, the Corporation owns all of the stock of Lithium Americas (Argentina) Services Corp., a Delaware corporation ("LAASC"). As discussed above, solely for U.S. federal income tax purposes as a result of the Continuation, the Corporation will be deemed to transfer all of its assets, including the stock of LAASC, to the Continued Corporation. As a result, pursuant to Treasury Regulations promulgated under Section 7874 of the Code, the Continued Corporation will be deemed to acquire substantially all of the properties held by LAASC. Based on the Treasury Regulations promulgated under Section 7874 of the Code, the Corporation does not believe that the Ownership Test will be satisfied. Therefore, the Corporation does not believe that the Continued Corporation will be treated as a U.S. corporation under Section 7874 of the Code solely as a result of the Continuation.

The law and Treasury Regulations promulgated under Section 7874 of the Code are complex and unclear in many regards, and there is limited guidance regarding the application of Section 7874 of the Code. Moreover, the IRS could assert that subsequent transactions that resulted in ownership changes should be considered part of the Continuation and that Section 7874 of the Code applies to the combined transactions. Accordingly, there can be no assurance that the IRS will not challenge the Corporation's determination that Section 7874 of the Code should not apply to the Continuation and that the Continued Corporation should be treated as a non-U.S. corporation following the Continuation. In addition, if the IRS does challenge such conclusions, no assurance can be given that such a challenge would not be sustained by a court. If the IRS were to successfully challenge the Continued Corporation's status under Section 7874 of the Code, the Corporation (and following the Continuation, the Continued Corporation) and its affiliates could be subject to substantial additional U.S. federal income tax liability, and the U.S. federal income tax consequences to U.S. Holders would be materially different than set forth herein. As a result, U.S. Holders should consult their own tax advisors regarding the tax status of the Continued Corporation as a non-U.S. corporation as a result of the Continuation. The remainder of this discussion assumes the Continued Corporation will not be treated as a U.S. corporation under Section 7874 of the Code for the year of the Continuation and for any tax years following the Continuation for U.S. federal income tax purposes.

Dissenting Shareholders

Upon the exercise of Dissent Rights, a U.S. Holder of Common Shares would exchange all of its Common Shares for cash. A U.S. Holder that receives only cash in exchange for its Common Shares would generally recognize taxable gain or loss equal to the difference between the amount of cash received and such U.S. Holder's adjusted tax basis in its Common Shares. This gain or loss generally would be capital gain or loss and would be long-term capital gain or loss if the U.S. Holder's holding period for its Common Shares exceeds one year at the time of the Continuation. Long-term capital gains recognized by certain non-corporate taxpayers, including individuals, are generally taxed at preferential U.S. federal income tax rates. There are currently no preferential U.S. federal income tax rates for long-term capital gains of a U.S. Holder that is a corporation. The deductibility of capital losses is subject to significant limitations under the Code. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss for foreign tax credit limitation purposes.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Continued Shares After the Continuation

The following discussion is subject in its entirety to the rules described below under "Passive Foreign Investment Company Rules".

Distributions with Respect to Continued Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Continued Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the Corporation's current or accumulated "earnings and profits" as computed for U.S. federal income tax principles. A dividend generally will be taxed to a U.S. Holder as ordinary income rates if the Corporation is a PFIC (as defined below) for the tax year of such distribution or was a PFIC for the preceding tax year. To the extent that the amount of a distribution exceeds the current and accumulated "earnings and profits" of the Corporation, the excess would be treated as a recovery of basis to the extent of the U.S. Holder's tax basis in the Continued Shares and then as capital gain.  (See more detailed discussion at "Sale or Other Taxable Disposition of Continued Shares" below). The Corporation (and after the Continuation, the Continued Corporation) does not intend to calculate its earnings and profits under U.S. federal income tax principles. Thus, U.S. Holders should expect that distributions by the Corporation with respect to the Continued Shares will be reported as dividends for U.S. federal income tax purposes.

Dividends received by U.S. Holders on Continued Shares generally are not eligible for the "dividends received deduction".  Subject to applicable limitations and provided the Continued Shares are tradable on a U.S. securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation is not classified as a PFIC in the tax year of distribution or in the preceding tax year.  The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Continued Shares

Upon the sale or other taxable disposition of Continued Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Continued Shares sold or otherwise disposed of.  Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Continued Shares have been held for more than one year. Gain or loss, as well as the holding period for the Continued Shares, is determined separately for each block of Continued Shares (that is, Continued Shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition.

Preferential tax rates may apply to long-term capital gain of a U.S. Holder provided such U.S. Holder is an individual.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Corporation is considered a PFIC at any time during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the ownership and disposition of Continued Shares.

Based on its current and expected income, assets and activities, the Corporation expects that it may be a PFIC for its current tax year and may be a PFIC for subsequent tax years. No opinion of legal counsel or ruling from the IRS concerning the Corporation's status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the income, assets and nature of the activities of such corporation over the course of each such tax year and, as a result, the Corporation's PFIC status for the current year and future years cannot be predicted with certainty as of the date of this summary. The PFIC determination also depends on the application of complex U.S. federal income tax rules that are subject to differing interpretations. Accordingly, there can be no assurance that the Corporation will not be classified as a PFIC for any taxable year, or that the IRS or a court will agree with the Corporation's determination as to its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the Corporation's status as a PFIC and the PFIC status of each of the Corporation's non-U.S. subsidiaries.

In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Corporation generally will be a PFIC for any tax year in which (a) 75% or more of the Corporation's gross income for such tax year is passive income (the "PFIC income test") or (b) 50% or more of the value of the Corporation's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "PFIC asset test"). "Gross income" generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Pursuant to a "startup exception," a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the "startup year") if (1) no predecessor of the foreign corporation was a PFIC; (2) it is established to the IRS's satisfaction that the foreign corporation will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Corporation from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will be deemed to own their proportionate share of any of the Corporation's subsidiaries which are also PFICs (each, a "Subsidiary PFIC"), and will generally be subject to U.S. federal income tax as discussed below, under the heading "Default PFIC Rules Under Section 1291 of the Code," on their proportionate share of any (i) distribution on the shares of a Subsidiary PFIC and (ii) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Continued Shares are made. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Continued Shares.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC for any tax year during which a U.S. Holder owns Continued Shares, the U.S. federal income tax consequences to such U.S. Holder of the ownership, and disposition of Continued Shares will depend on whether and when such U.S. Holder makes a qualified electing fund election under the Code (a "QEF Election") to treat the Corporation and each Subsidiary PFIC, if any, as a qualified electing fund (a "QEF") or makes a mark-to-market election under the Code (a "Mark-to-Market Election"). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to below as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of Continued Shares and (b) any excess distributions received on the Continued Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Continued Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Continued Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any excess distributions received on Continued Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the respective Continued Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distributions and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any prior year in which the Corporation was a PFIC would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Continued Shares, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years. If the Corporation ceases to be a PFIC in one or more subsequent tax years, a Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such the Continued Shares were sold on the last day of the last tax year for which the Corporation was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Continued Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Continued Shares. However, a U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and "ordinary earnings" are the excess of (i) "earnings and profits" over (ii) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest", which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Corporation generally, (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents "earnings and profits" of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder's tax basis in the Continued Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Continued Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Continued Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to the revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

For each tax year that the Corporation qualifies as a PFIC, as determined by the Corporation, the Corporation: (a) intends to make publicly available to U.S. Holders, upon their written request, a "PFIC Annual Information Statement" for the Corporation as described in Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation), and (b) upon written request, intends to use commercially reasonable efforts to provide such additional information that such U.S. Holder is reasonably required to obtain in connection with maintaining such QEF Election with regard to the Corporation. The Corporation may elect to provide such information on the Corporation's website. However, no assurances can be given that the Corporation will provide any such information relating to any Subsidiary PFIC and as a result, a QEF Election may not be available with respect to any Subsidiary PFIC. Because the Corporation may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain such required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Corporation and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Continued Shares are marketable stock. The Continued Shares generally will be "marketable stock" if the Continued Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. There can be no assurance that trading in the Continued Shares will be sufficiently regular for the Continued Shares to qualify as marketable stock. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Continued Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Continued Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Continued Shares for which the Corporation is a PFIC or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Continued Shares.

A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Continued Shares, as of the close of such tax year over (b) such U.S. Holder's adjusted tax basis in such Continued Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder's adjusted tax basis in the Continued Shares, over (b) the fair market value of such Continued Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Continued Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Continued Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Continued Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Continued Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of subsidiary PFIC stock or excess distributions from a subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed U.S. Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Continued Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Continued Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not yet been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Continued Shares as security for a loan will, except as may be provided in U.S. Treasury Regulations, be treated as having made a taxable disposition of such Continued Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules and the general rules summarized below under the heading "Foreign Tax Credit", foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the ownership, and disposition of Continued Shares, as well as the availability of certain U.S. tax elections under the PFIC rules.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the Continuation, the ownership of Continued Shares, or on the sale, exchange or other taxable disposition of Continued Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time).  If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  A U.S. Holder that receives foreign currency and into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss which generally would be treated as U.S. source ordinary income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. U.S. Holders should consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Continued Shares will be treated as foreign-source income that generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Continued Shares generally will be U.S. source gain or loss. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for non-U.S. withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations discussed above, a U.S. Holder that pays (whether directly or through withholding) non-U.S. income tax with respect to dividends paid on the Continued Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such non-U.S. income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances.  Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax laws, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Continued Shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Continued Shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder.  A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement.  Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE FOREGOING DISCUSSION IS NOT A COMPREHENSIVE DISCUSSION OF ALL OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS. U.S. HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE CONTINUATION AND, TO THE EXTENT APPLICABLE, OF OWNING CONTINUED SHARES FOLLOWING THE CONTINUATION, INCLUDING THE APPLICABILITY AND EFFECT (AND ANY POTENTIAL FUTURE CHANGES THERETO) OF ANY U.S. FEDERAL, STATE OR LOCAL OR NON-U.S. TAX LAWS AND ANY INCOME TAX TREATIES.

CERTAIN SWISS TAX CONSIDERATIONS

In the view of Pestalozzi Attorneys at Law Ltd, Swiss counsel to the Corporation, the following is, as of the date of this Circular, a discussion of the principal Swiss tax law considerations of the Continuation and with respect of distributions by the Corporation to its Shareholders after the Continuation. The discussion does not generally address any aspects of Swiss taxation other than federal, cantonal, and municipal income and wealth tax as well as federal Swiss dividend withholding tax and federal stamp duties. This discussion is not a complete analysis or listing of all the possible tax consequences of the change of domicile of the Corporation from Canada to Switzerland (e.g., non-Swiss tax considerations, transfer pricing considerations, etc.). This discussion is for individual and corporate, but not for institutional Shareholders.

This discussion is based on the tax legislation of the Swiss Confederation, including the Federal Income Tax Act, the Federal Harmonization of Cantonal and Municipal Income Tax, the Federal Withholding Tax Act, and the Federal Stamp Duties Act, and decisions and administrative guidelines thereto, which are referred to collectively as the "Swiss Tax Law" as in force at the time of issuance of this letter. Swiss Tax Law may be subject to change at any time.

Swiss Tax Implications of the Corporation's Change of Residence

As a result of and as from the Continuation, the Corporation will be subject to Swiss corporate income taxes at federal, cantonal and communal levels on its worldwide income and subject to cantonal and communal capital taxes on the taxable equity of the Corporation in Switzerland. The overall effective corporate income tax rate that will apply on the Corporation's pre-tax income is currently around 11.85% being based in Zug, consisting of federal, cantonal, and municipal taxes. These taxes may change in the future. With its profile as a holding company, dividend income and capital gains derived from qualifying shareholdings benefit from a participation deduction, which usually results in a virtual income tax exemption for such income streams while the remaining income (arising from other business activities) would be subject to Swiss corporate income taxes. There are situations, however, in which such participation deduction results in no or in only a reduced income tax relief (e.g., if tax loss carry forwards are offset). Furthermore, the Corporation's net year-end equity (and at least the par/nominal value of the shares) will be subject to an annual cantonal and communal capital tax at a rate of currently some 0.07% (incl. multiplier) being based in Zug. The amount of such tax will depend on the amount of the Corporation's net equity at book values and on the composition of its assets at year-end. The taxable equity basis may be reduced based on cantonal law depending on the type of assets (relation between qualifying assets for capital tax reduction and non-qualifying assets for capital tax reduction).

Switzerland introduced global minimum taxation rules in accordance with the OECD's Global Anti-Base Erosion Rules (GloBE-Rules), providing for a 15% global minimum taxation from 2024. We understand that the Corporation is currently not subject to the GloBE-Rules in view of its consolidated annual revenues. In case of future consolidated annual revenues exceeding the equivalent of €750 million, the Corporation will likely be in scope of the GloBE-Rules and be subject to a 15% global minimum taxation (all in accordance with the GloBE-Rules, as amended and applicable from time to time).

The creation of par/nominal share capital is subject to a 1% issuance stamp duty. While the Corporation is of the view that the Continuation should not trigger such stamp duty (subject to a capital increase as a result of a financing or otherwise shortly before the Continuation), the Corporation is seeking a tax ruling from the Swiss Federal Tax Administration in this respect and there is no certainty on the issuance stamp duty treatment of the Continuation until such tax ruling will have been obtained.

It is expected that the Corporation will qualify as a Swiss securities dealer and become liable for the Swiss securities transfer tax six months after the end of the first financial year end closing after the Continuation. The Corporation will close its first Swiss financial year per December 31, 2025 and hence it will become subject to Swiss securities transfer tax as per June 30, 2026.

Dividends and similar distributions by the Corporation will generally be subject to a federal dividend withholding tax at the statutory rate of 35%, subject to an exemption for the repayment of nominal/par value and of qualifying capital contribution reserves. See "Certain Swiss Tax Considerations - Swiss Withholding Tax on Dividends and Similar Distributions". The Corporation is seeking a Swiss tax ruling from the Swiss Federal Tax Administration to confirm the amount of qualifying capital contribution reserves. While it is expected that a significant portion of the Corporation's existing net equity exceeding its nominal/par value will be recognized as qualifying capital contribution reserves, the amount is not known yet. Retained earnings and other non-qualifying reserves will remain subject to the 35% dividend withholding tax. When seeking treaty relief from Swiss dividend withholding tax, investors are advised to consider the requirements under the applicable tax treaties to obtain a relief and the strict practice of the Swiss Federal Tax Administration regarding beneficial ownership of the recipient of the dividend to obtain treaty relief. In particular, the Swiss Federal Tax Administration may deny treaty relief from Swiss dividend withholding tax if it considers the Shareholder's substance in the relevant treaty jurisdiction insufficient.

As a result of the Continuation, debt financing instruments issued or guaranteed by the Corporation may be subject to Swiss federal interest withholding tax at the statutory rate of currently 35%. The Corporation is seeking a tax ruling with the Swiss Federal Tax Administration, requesting that the existing Notes issued by the Corporation will benefit from a grandfathering and will not be in scope of Swiss withholding tax. However, there is no certainty that such tax ruling will be confirmed.

Swiss Tax Consequences of the Corporation's Change of Residence to Shareholders

As of the date of the legal effectiveness of the Continuation (entry in the Swiss commercial register), the Corporation becomes a Swiss tax resident under domestic Swiss Tax Law. The Corporation is seeking advance tax rulings in Switzerland to confirm the Swiss tax implications of the Continuation at the level of the Corporation, but not for the Swiss tax implications at the level of the Shareholders. No immediate Swiss taxation applies to Shareholders who are neither tax resident in Switzerland nor holding the shares in the Corporation ("Shares" for the purpose of this section) through a permanent establishment or fixed place of business in Switzerland ("Non-Swiss Shareholders") upon the Continuation. For Shareholders who are tax resident in Switzerland or holding the Shares through a permanent establishment or fixed place of business in Switzerland ("Swiss Shareholders"), we are of the view that the Continuation should not give rise to any immediate Swiss tax implications, either. Swiss Shareholders are recommended to consult their tax advisers regarding the Swiss tax consequences to them of the Continuation.

Swiss Tax Consequences to Shareholders Subsequent to the Change of the Corporation's Residence

The tax consequences discussed below are not a complete analysis or listing of all the possible tax consequences that may be relevant to Shareholders. It should be noted that Swiss income taxes apply at federal, cantonal, and municipal level, and Swiss wealth/capital taxes apply at cantonal and municipal level, with the tax rates depending on the canton and municipality of the Shareholder's tax residence. Each Shareholder should consult his or her own tax advisor in respect of the tax consequences related to receipt, ownership, purchase, sale, or other disposition of Shares and the procedures for obtaining relief from Swiss withholding tax.

Swiss Wealth and Capital Tax

Swiss Shareholders who are individuals are subject to Swiss wealth tax on their net wealth. Swiss Shareholders who are legal entities are subject to Swiss capital tax on their net equity (with the par/nominal value being the minimum tax basis). Unless the Shares are attributable to a permanent establishment or a fixed place of business maintained outside Switzerland by such Swiss Shareholder, the Shares are included in the net wealth or net equity subject wealth tax or capital tax, respectively.

The Shares held by Non-Swiss Shareholders will not be subject to Swiss wealth or capital tax.

Swiss Tax upon Disposal of Shares (Capital Gains)

The disposal of Shares by Swiss Shareholders who are individuals holding their shares as a private asset is generally a tax-free capital gain (or non-deductible loss). Under specific circumstances, such tax-free capital gain may be recharacterized as taxable investment income (in particular in case of professional securities trading or in case of a so-called transposition or indirect partial liquidation, as defined by Swiss Tax Law).

The disposal of Shares by a Swiss Shareholder who is an individual holding his or her shares as a business asset or who is a legal entity will result in taxable income (or in a tax-deductible loss), unless the Shares are attributable to a permanent establishment or a fixed place of business maintained outside Switzerland by such Swiss Shareholder. In case of disposal of a shareholding of at least 10% after a minimum one-year holding period, an income tax relief may apply (reduction in tax basis for individuals, participation deduction usually resulting in a virtual tax exemption for corporate Shareholders).

Non-Swiss Shareholders will not be subject to Swiss income tax on capital gains from the disposal of Shares.

Swiss Income Taxes on Dividends and Similar Distributions

Swiss Shareholders are generally subject to Swiss income tax on dividend income and similar distributions in respect of Shares, unless the Shares are attributable to a permanent establishment or a fixed place of business maintained outside Switzerland by such Swiss Shareholder. In case of dividend income from a shareholding of at least 10% and/or in case of dividend income from a shareholding of a corporate Shareholder with a fair market value of at least CHF 1 million, an income tax relief may apply (reduction in tax basis for individuals, participation deduction usually resulting in a virtual tax exemption for corporate Shareholders).

For Swiss Shareholders who are individuals holding Shares as a private asset, any increase in the Shares' par/nominal value without such Shareholder paying-in the par/nominal value (such as from stock dividends / conversion of taxable reserves into share capital) is generally considered taxable income. For such Shareholders, the repayment of the paid-in par/nominal value and of qualifying capital contribution reserves (as further explained in the following section for withholding taxes) is free of income taxes.

Non-Swiss Shareholders will not be subject to Swiss income tax on dividend income and similar distribution in respect of Shares.

Swiss Withholding Tax on Dividends and Similar Distributions

A Swiss federal withholding tax at the statutory rate of 35% is generally due on dividends and similar distributions by the Corporation to all Swiss-Shareholders and Non-Swiss Shareholders, regardless of their place of residency. Such federal dividend withholding tax also applies to an increase of par/nominal value without paying-in the nominal/par value (such as from stock dividends / conversion of taxable reserves into share capital). The repayment of the nominal/par value of shares and of qualifying capital contribution reserves (as discussed in more detail below) is exempt from dividend withholding tax.

The Corporation will generally be required to withhold the federal dividend withholding tax at the statutory rate of currently 35% and remit on a net basis any payments made to a Shareholder and pay the tax amounts withheld to the Swiss Federal Tax Administration.

Corporate and individual Swiss Shareholders can recover the withholding tax in full if being the beneficial owner of the income at the time the dividend or other distribution becomes due and provided that such Swiss Shareholder reports the gross distribution received in the annual income tax return, or in the case of a legal entity, commercial partnership, or sole proprietorship, includes the taxable income in the annual financial statements in accordance with statutory law requirements. In case of a corporate Shareholder holding a qualifying shareholding in the Corporation of at least 10%, the Corporation may be allowed to report and settle the Swiss dividend withholding tax by mere notification to the Swiss Federal Tax Administration without remittance of the withholding tax.

A corporate or individual Non-Swiss Shareholder tax resident in a jurisdiction that has concluded a treaty for the avoidance of double taxation with Switzerland for which the conditions for the application and protection of and by the treaty are met or that is within the scope of the bilateral agreement between Switzerland and the European Union on the Automatic Exchange of Information, may be entitled to a full or partial refund of the withholding tax. Non-Swiss Shareholders should be aware that the procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country. Non-Swiss Shareholders are recommended to consult a tax adviser about receipt, ownership, purchase, sale or other dispositions of shares and the procedures for claiming a refund of the Withholding Tax. In case of a corporate Non-Swiss Shareholder holding a qualifying shareholding in the Corporation of at least 10%, the Corporation may be allowed to report and settle the Swiss dividend withholding tax (fully / partially depending on the applicable treaty) by mere notification to the Swiss Federal Tax Administration without (full) remittance of the withholding tax.

Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with currently over 100 jurisdictions. The double taxation treaty between Switzerland and Canada as well as Switzerland's tax treaties with most other jurisdictions provide that tax residents of the other treaty jurisdiction meeting the requirements for benefits under such treaty are entitled to a relief from the Swiss dividend withholding tax exceeding 15%, i.e., they are entitled to request a refund of the remaining 20%.

The repayment of par/nominal value and of qualifying capital contribution reserves is exempt from Swiss dividend withholding tax for any Shareholder. Qualifying capital contribution reserves include share premium and other equity contributions made to the Corporation by its immediate Shareholders, provided such capital contribution reserves are duly booked and reported in the Corporation's Swiss statutory standalone balance sheet under a separate position and any movement in this account is reported to the Swiss Federal Tax Administration. The Corporation is seeking a tax ruling from the Swiss Federal Tax Administration to confirm the amount of qualifying capital contribution reserves as of the Continuation. While it is expected that a significant portion of the Corporation's existing net equity exceeding its nominal/par value will be recognized as qualifying capital contribution reserves, the amount of qualifying capital contribution reserves recognized by the Swiss Federal Tax Administration is not known yet and is expected to be impacted and reduced by existing negative retained earnings.

Swiss Federal Stamp Duties

The issuance of share capital and the contribution of equity to the Continued Corporation is generally subject to a 1% stamp duty, subject to specific exemptions. Such tax is to be paid, reported, and borne by the Continued Corporation rather than by the Shareholders.

Secondary market transactions of the Shares are subject to a 0.15% Swiss Securities Transfer Tax if a Swiss Securities Dealer (as defined in the Swiss Federal Stamp Duties Act) is involved as a party or intermediary to the transaction and if no exemption applies. If no Swiss Securities Dealer is involved, no Swiss Securities Transfer Tax may apply.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last completed financial year, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than Ancillary Resolutions (e) and (j).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out in this Circular, or in the Corporation's annual information form (including without limitation, with respect to the interest of certain directors and officers of the Corporation in securities of the Corporation exchanged in connection with the Separation Transaction (as defined in the annual information form)), annual financial statements and management's discussion and analysis ("MD&A") for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws and which are available on SEDAR+, no person who has been a director or executive officer of the Corporation, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Corporation's last completed financial year which has materially affected or would materially affect the Corporation or its subsidiaries.

ADDITIONAL INFORMATION

Financial information about us is included in our annual financial statements and MD&A for our most recently completed financial year. These documents, along with our annual information form, are filed under our profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). Information concerning the Corporation, including printed copies of our annual financial statements and MD&A, may be obtained by any Shareholder of the Corporation free of charge by contacting the Corporation by email at ir@lithium-argentina.com.

The Corporation and GFL International Co. Ltd. ("Ganfeng") have entered into a three-year standstill agreement (the "Standstill Agreement") pursuant to which Ganfeng has agreed that it will not, directly or indirectly, acquire or facilitate the acquisition of a controlling interest in the Corporation (subject to customary exceptions).

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Corporation have been approved by the Board.

DATED this 4th day of December, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

"John Kanellitsas"

Executive Chair

SCHEDULE "A"
ARRANGEMENT RESOLUTION

BE IT RESOLVED as a special resolution that:

1. The arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") substantially as set forth in the plan of arrangement (the "Plan of Arrangement"), as it may be amended, modified or supplemented from time to time, attached as Schedule "B" to the management information circular of Lithium Americas (Argentina) Corp. (the "Corporation") dated December 4, 2024 (the "Circular"), providing for the continuation of the Corporation (the "Continuation") under the name "Lithium Argentina AG/Lithium Argentina SA" pursuant to article 161 et seq. of the Swiss Federal Act on International Private Law and under articles 620 et seqq. of the Swiss Code of Obligations, as a corporation domiciled in Zug, Canton of Zug, Switzerland, as if the Corporation had been incorporated under the Swiss Code of Obligations, is hereby authorized and approved.

2. The Corporation is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Plan of Arrangement (as it may be amended, modified or supplemented from time to time).

3. The Corporation is hereby authorized to:

A. make an application to the Registrar of Companies under section 308 of the BCBCA for authorization to continue the Corporation pursuant to article 161 et seq. of the Swiss Federal Act on International Private Law and under articles 620 et seqq. of the Swiss Code of Obligations, as a corporation domiciled in Zug, Canton of Zug, Switzerland, as if the Corporation had been incorporated under the Swiss Code of Obligations;

B. make an application to the commercial register of the Canton of Zug (the "Commercial Register") requesting that the Corporation be continued under the Swiss Code of Obligations, as if it had been incorporated under the jurisdiction of the Commercial Register; and

C. upon receipt, file with the Registrar of Companies an excerpt of the Commercial Register evidencing the Corporation continues as a Swiss corporation domiciled in Zug, Canton of Zug and is registered under the Swiss Code of Obligations (the "Evidence of Continuation") and request that the Registrar of Companies publish in the prescribed manner a notice that the Corporation has been continued into Zug, Canton of Zug, Switzerland as of the date of the Evidence of Continuation.

4. Subject to the issuance of the Evidence of Continuation and without affecting the validity of the Corporation and existence of the Corporation by or under its existing certificate of incorporation, notice of articles and articles (collectively, the "Current Constating Documents") and any act done thereunder, effective upon issuance of the Evidence of Continuation, the Corporation adopt the articles of association substantially in the form set out in Schedule "C" of this Circular (the "Articles of Association"), which Articles of Association conform to the Swiss Code of Obligations, in substitution for the Current Constating Documents, and such Articles of Association be hereby authorized and adopted, with such amendments and modifications thereto as any one director or officer of the Corporation (an "Authorized Signatory") determines appropriate.

5. Notwithstanding that this special resolution has been passed by the shareholders of the Corporation or received approval of the Supreme Court of British Columbia, the board of directors of the Corporation are hereby authorized, at their discretion, to determine, at any time, to select an implementation date for the Continuation, and may amend the Plan of Arrangement and/or decide not to proceed with the Arrangement and Continuation or postpone, abandon or otherwise refrain from implementing this special resolution, at any time prior to implementing the Continuation and the filing of the certified copy of the court order approving the Arrangement with the Registrar of Companies without further approval of the shareholders of the Corporation, and in such case, this special resolution shall be deemed to have been rescinded.

A-1

6. Any Authorized Signatory is hereby authorized, for and on behalf of the Corporation, to execute and deliver, whether under the corporate seal of the Corporation or otherwise, all documents, filings and instruments and take all such other actions as may be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, filings or instruments and the taking of any such actions.

7. The actions of the directors of the Corporation in approving the Arrangement and Continuation prior to this special resolution are hereby authorized, approved, ratified and confirmed.

A-2

SCHEDULE "B"
PLAN OF ARRANGEMENT

UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to Section 288 of the BCBCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof.

(b) "Arrangement Resolution" means the special resolution approving the Arrangement to be considered at the Meeting by the Shareholders.

(c) "Articles of Association" means the articles of association of the Company upon the Continuance in accordance with the Swiss Code of Obligations in the form attached as Schedule "C" to the Information Circular and as approved by the Shareholders at the Meeting.

(d) "BCBCA" means the Business Corporations Act (British Columbia), as amended.

(e) "Business Day" means any day, other than a Saturday, Sunday or statutory holiday in the place where such action is to be taken.

(f) "Code" means the United States Internal Revenue Code of 1986, as amended.

(g) "Commercial Register" means the competent cantonal commercial register of the Canton of Zug in Switzerland.

(h) "Common Shares" means the common shares without par value in the capital of the Company until the time of the Continuance and, upon the Continuance, the common shares of the Company with a par value of U.S.$0.01 each with the rights and restrictions set forth in the Articles of Association.

(i) "Company" means Lithium Americas (Argentina) Corp., a company existing under the BCBCA, until the time of the Continuance, and, upon the Continuance, Lithium Argentina AG/Lithium Argentina SA, the Swiss share corporation (Aktiengesellschaft) organized in accordance with article 620 et seqq. of the Swiss Code of Obligations resulting from the Continuance.

(j) "Continuance" means the continuance of the Company into Switzerland as a Swiss share corporation (Aktiengesellschaft) under the name Lithium Argentina AG/Lithium Argentina SA, pursuant to article 161 et seq. Swiss Federal Act on International Private Law and under articles 620 et seqq. of the Swiss Code of Obligations and concurrent discontinuance of the Company from the jurisdiction of the BCBCA.

(k) "Continuance Effective Time" has the meaning ascribed thereto in Section 3.5.

(l) "Court" means the Supreme Court of British Columbia and any applicable appellate court of competent jurisdiction.

(m) "Dissenting Shareholders" means the registered Shareholders who validly exercise the rights of dissent with respect to the Arrangement granted to them under the Interim Order and whose dissent rights remain valid immediately prior to the Effective Time.

(n) "Effective Date" means the date designated by the Company in writing as the effective date of the Arrangement, after all the conditions to the completion of the Arrangement as set out in the Plan of Arrangement and the Final Order have been satisfied or waived.

(o) "Effective Time" means 12:01 a.m. on the Effective Date, or such other time as the Company specifies in writing before the Effective Date.

(p) "Final Order" means the final order of the Court to be made pursuant to Section 291 of the BCBCA in form and substance acceptable to the Company, approving the Arrangement, as such order may be varied, amended or supplemented by the Court with the consent of the Company, at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed, varied, amended or supplemented on appeal.

(q) "Incentive Securities" means the outstanding stock options, restricted share units, performance share units and deferred share units under the Company's Second Amended & Restated Equity Incentive Plan.

(r) "Information Circular" means the management information circular of the Company delivered to the Shareholders in connection with the Meeting and in accordance with the Interim Order.

(s) "Interim Order" means the interim order of the Court under Subsection 291(4) of the BCBCA containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

(t) "Meeting" means the special meeting of the Shareholders called pursuant to the Interim Order to consider the Arrangement Resolution, and any adjournment(s) or postponement thereof.

(u) "Person" includes any individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, company, corporation, trustee, executor, administrator, legal representative, government (including governmental authority) or any other entity, whether or not having legal status.

(v) "Registrar" means the Registrar of Companies for British Columbia appointed pursuant to Section 400 of the BCBCA.

(w) "Shareholders" means all Persons holding Common Shares whether registered or beneficial (unless otherwise specified) at the applicable time and "Shareholder" means any one of them.

(x) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders.

1.5 In the event that the date on which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time as then in effect.

ARTICLE 2
BINDING EFFECT OF THE ARRANGEMENT

2.1 At and after the Effective Time, this Plan of Arrangement and the Arrangement will, without any further authorization, act or formality on the part of any Person, become effective and be binding upon the Company, all Shareholders, including Dissenting Shareholders, all holders of Incentive Securities of the Company, and all other Persons.

ARTICLE 3
ARRANGEMENT

3.1 Prior to the Effective Date, the Company shall have pre-cleared draft application materials for the Continuance, including draft Articles of Association with the Commercial Register.

3.2 On or prior to the Effective Date, the Company shall apply, and obtain, from the Registrar pursuant to Section 308 of the BCBCA authorization of the Registrar for the Continuance and shall provide the Registrar will all necessary documents (including a duly completed Form 45 as prescribed by the BCBCA) regarding such application as the Registrar may require.

3.3 At the Effective Time and prior to the Continuance Effective Time, each Common Share in respect of which a Dissenting Shareholder has duly and validly exercised rights of dissent with respect to the Arrangement provided to them under the Interim Order, and whose dissent rights remain valid immediately prior to the Effective Time, will be, and will be deemed to be, transferred by the holder thereof, without any further authorization, act or formality on its part, to the Company, free and clear of all liens, claims and encumbrances, and cancelled and the Company will be obliged to pay such Dissenting Shareholder an amount therefor as determined by an order of the Court in accordance with Article 4, and such Dissenting Shareholder will be deemed to be removed from the securities register of the Company as a holder of Common Shares and will cease to be the holder of such Common Shares or to have any rights as a Shareholder other than the right to be paid the fair value for such Common Shares as set out in Section 4.3.

3.4 On or around the Effective Date, as designated by the Company in writing, the Company shall file or cause to be filed to the Commercial Register the final application, the Articles of Association and other necessary documentation concerning the registration of the Company as a Swiss share corporation into the Commercial Register according to article 162 Federal Act on International Private Law.

3.5 Upon the Company being registered in the Commercial Register, the Continuance shall become effective (the "Continuance Effective Time") and:

(a) the registered address of the Company will be changed to ●, Zug, Switzerland;

(b) the Articles of Association of the Company shall be in the form attached as Schedule "C" to the Information Circular;

(c) the share capital of the Company shall consist of the Common Shares as outlined in Article 3 of the Articles of Association as approved by the Shareholders at the Meeting and the capital band and the conditional capital approved by the Shareholders at the Meeting for introduction in the Articles of Association as Articles 4, 5 and 6 shall form part of the Articles of Association;

(d) each Common Share will continue to be a Common Share of the Company so that each Shareholder (other than Dissenting Shareholders) will continue to hold the number of Common Shares held by such Shareholder immediately prior to the Continuance Effective Time;

(e) all the rights, privileges and powers of the Company, all property owned by the Company, all debt due to the Company, and all other causes of action belonging to the Company immediately prior to the Continuance Effective Time will remain vested in the Company following the Continuance Effective Time;

(f) all debts, liabilities and duties of the Company immediately prior to the Continuance Effective Time will remain attached to the Company following the Continuance Effective Time;

(g) the Company shall cease to be a company governed by the BCBCA; and

(h) the Company shall promptly file with the Registrar an excerpt of the Commercial Register evidencing the registration of the Company and confirming the Continuation as a Swiss share corporation under the Swiss Code of Obligations.

3.6 Notwithstanding any provision herein to the contrary, the Company acknowledges that the Arrangement will be carried out with the intention that, and the Company will use its commercially reasonable efforts to ensure that, the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and similar exemptions under applicable state securities laws will be available. Common Shares "offered" (within the meaning of applicable U.S. securities laws) to the Shareholders in connection with the Arrangement have not been and will not be registered under the U.S. Securities Act or applicable state securities laws. Such Common Shares will instead be "offered" in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws.

ARTICLE 4
DISSENTING SHAREHOLDERS

4.1 Pursuant to the Interim Order, each registered holder of Common Shares shall have the right to dissent with respect to the Arrangement in accordance with the BCBCA, as modified by the Interim Order and this Article 4.

4.2 A registered Shareholder may dissent only with respect to all of the Common Shares held by such Shareholder, or on behalf of any one beneficial holder in respect of all the Common Shares owned by such beneficial holder, and which are registered in the Dissenting Shareholder's name.

4.3 A Dissenting Shareholder that has validly exercised dissent rights shall, at the Effective Time, cease to have any rights as a holder of Common Shares and shall only be entitled to be paid the fair value of such holder's Common Shares. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of such holder's Common Shares shall be deemed to have participated in the Arrangement on the same terms as a non-dissenting holder of Common Shares pursuant to Article 3, notwithstanding the provisions of Sections 237 to 247 of the BCBCA.

4.4 The fair value of the Common Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by Shareholders at the Meeting.

4.5 For greater certainty, in addition to any other restrictions in Sections 237 to 247 of the BCBCA, no Shareholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement.

4.6 In no case shall the Company or any other Person be required to recognize Dissenting Shareholders as holders of the Common Shares in respect of which rights of dissent have been validly exercised after the Effective Time, and the names of the holders of such Common Shares shall be deleted from the register of holders of Common Shares as at the Effective Time.

4.7 In no circumstances shall the Company or any other Person be required to recognize a Person exercising dissent rights, unless such Person is the registered Shareholder of those Common Shares in respect of which such rights are sought to be exercised. For greater certainty, holders of Incentive Securities shall not be entitled to exercise dissent rights in respect of their Incentive Securities.

ARTICLE 5
OUTSTANDING SECURITIES AND WITHHOLDING

5.1 Subject to Section 4.3, from and after the Effective Time, certificates formerly representing Common Shares shall continue to evidence the Common Shares after the Continuance.

5.2 Any award agreement previously evidencing Incentive Securities prior to the Continuance will thereafter continue to evidence and be deemed to evidence the same Incentive Securities and no new award agreement evidencing the Incentive Securities shall be required to be issued and they shall continue to be governed by the Company's Amended & Restated Equity Incentive Plan.

5.3 The Company and its agents shall be entitled to withhold, deduct, and remit or pay from any amount required to be paid to a Shareholder, a Dissenting Shareholder or a holder of incentive securities of the Company the amount of any taxes the Company or its agents reasonably determines are required to be withheld or deducted by it, and shall remit or pay any such withheld or deducted amounts to the appropriate governmental authority as and when required in accordance with applicable laws. To the extent that amounts are so deducted or withheld and remitted or paid to the appropriate governmental authority, such amounts shall be treated for all purposes hereof as having been paid to the payee or recipient in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted or paid to the appropriate governmental authority in accordance with applicable law.

ARTICLE 6
U.S. FEDERAL INCOME TAX MATTERS

6.1 The Continuance is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and this Plan of Arrangement is intended to be, and is hereby adopted as, a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code. Provided the Continuance satisfies the applicable requirements, the Company shall treat the Continuance as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and shall treat this Plan of Arrangement as a "plan of reorganization" within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Code, unless otherwise required by a "determination" within the meaning of Section 1313 of the Code that such treatment is not correct.

ARTICLE 7
AMENDMENTS

7.1 The Company may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) approved by the Court if made following the Meeting; and (ii) communicated to Shareholders, if and as required by the Court.

7.2 Any amendment to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Meeting with or without any other prior notice or communication, except as otherwise required by applicable law, and if so proposed and accepted by Shareholders voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

ARTICLE 8
FURTHER ASSURANCES

8.1 The Company shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein. The Company may determine not to implement this Plan of Arrangement, notwithstanding the passing of the Arrangement Resolution and the receipt of the Final Order. Upon termination of this Plan of Arrangement, the Company will not have any liability or further obligation to any Person hereunder.

SCHEDULE "C"
ARTICLES OF ASSOCIATION

Statuten	Articles of Association

der	of

Lithium Argentina AG	Lithium Argentina AG
(Lithium Argentina SA)	(Lithium Argentina SA)

mit Sitz in Zug, Schweiz	with registered office in Zug, Switzerland

I. Allgemeine Bestimmungen	I. General Provisions

Artikel 1: Firma, Sitz, Dauer

Unter der Firma

Lithium Argentina AG
(Lithium Argentina SA)

besteht eine Aktiengesellschaft (die "Gesellschaft") gemäss Art. 620 ff. OR mit Sitz in Zug, Schweiz. Die Dauer der Gesellschaft ist unbeschränkt.

Article 1: Corporate Name, Registered Office, Duration

Under the corporate name

Lithium Argentina AG
(Lithium Argentina SA)

a company (the "Company") exists pursuant to art. 620 et seqq. of the Swiss Code of Obligations (the "CO") with its registered office in Zug, Switzerland. The duration of the Company is unlimited.

Artikel 2: Zweck

1. Die Gesellschaft bezweckt den direkten oder indirekten Erwerb, das Halten, die Finanzierung, die Verwaltung, das Verwerten und Veräussern von Beteiligungen an in- und ausländischen, börsenkotierten und nicht börsenkotierten Unternehmen oder anderen Rechtseinheiten, Partnerschaften oder Personengesellschaften.

Article 2: Purpose

1. The purpose of the Company is to directly or indirectly acquire, hold, finance, manage, exploit and dispose of participations in domestic and foreign, listed and non-listed companies or other legal entities, partnerships or persons.

2. Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten und jede Art von Unternehmen und Gesellschaften erwerben, halten, veräussern oder finanzieren. Die Gesellschaft kann Grundstücke erwerben, halten und veräussern. Die Gesellschaft kann alle kommerziellen Tätigkeiten ausüben, welche direkt oder indirekt mit dem Zweck der Gesellschaft im Zusammenhang stehen, und alle Massnahmen ergreifen, die den Gesellschaftszweck angemessen zu fördern scheinen oder mit diesem im Zusammenhang stehen, einschliesslich, aber nicht beschränkt auf, jegliche kommerziellen Aktivitäten im Bergbau- und Rohstoffsektor (wie die Förderung von Lithiumprojekten sowie damit verbundene Geschäfts-, Entwicklungs- und Handelsaktivitäten).

2. The Company may set up branch offices and subsidiaries in Switzerland and abroad and may acquire, hold, sell or finance any kind of undertakings and companies. The Company may acquire, hold, and sell real estate. The Company may engage in any kind of commercial activity that is directly or indirectly related to its purpose and take any measures which seem appropriate to promote the purpose of the Company, or which are connected with this purpose, including, without limitation, any commercial activities in the mining and minerals sector (such as advancing lithium projects and related business, development and trade activities).

Statuten / Articles of Association

II. Aktienkapital	II. Share Capital

Artikel 3: Anzahl Aktien, Nominalwert, Art

Das Aktienkapital der Gesellschaft beträgt USD  [⬤] und ist eingeteilt in [⬤] Namenaktien mit einem Nennwert von je USD 0.01. Die Aktien sind vollständig liberiert.

Article 3: Number of Shares, Par Value, Type

The share capital of the Company amounts to USD [⬤] and is divided into [⬤] registered common shares with a par value of USD 0.01 per share. The share capital is fully paid-in.

Artikel 4: Kapitalband

1. Der Verwaltungsrat ist ermächtigt bis zum 17 Januar 2030, das Aktienkapital bis zur Obergrenze von USD [⬤] zu erhöhen oder das Aktienkapital bis zur Untergrenze von USD [⬤] zu reduzieren. Der Verwaltungsrat ist im Rahmen des Kapitalbandes ermächtigt einmal oder mehrmals in beliebigen (Teil-) Beträgen das Aktienkapital bis zur Obergrenze zu erhöhen oder bis zur Untergrenze herabzusetzen oder die Gesellschaft oder eine ihrer Gruppengesellschaft zu veranlassen, direkt oder indirekt Aktien zu erwerben (einschliesslich im Rahmen eines Aktienrückkaufsprogramm) oder zu veräussern. Die Kapitalerhöhung oder -herabsetzung kann durch Ausgabe von bis zu [⬤] voll zu liberierende Namenaktien mit einem Nennwert von je USD 0.01 bzw. Vernichtung von bis zu [⬤] voll liberierten Namenaktien mit einem Nennwert von je USD 0.01 oder durch eine Erhöhung bzw. Herabsetzung der Nennwerte der bestehenden Aktien oder durch gleichzeitige Herabsetzung und Wiedererhöhung des Aktienkapitals erfolgen, jeweils im Rahmen des Kapitalbandes. Die Anzahl neu auszugebender Aktien bzw. zu vernichtenden Aktien unterliegt der Anpassung nach oben bzw. unten, wenn und sobald der Verwaltungsrat von seiner Befugnis Gebrauch macht, Aktien innerhalb des Kapitalbands gemäß Artikel 4(1) auszugeben oder zu vernichten.

Article 4: Capital Band

1. The board of directors is authorized to conduct increases of the share capital up to an upper limit in the amount of USD [⬤] or to reduce the share capital down to a lower limit of an amount of USD [⬤] until 17 January 2030. The board of directors shall be authorized within the capital band to increase or reduce the share capital, as applicable, once or several times and in any (partial) amounts up to the upper limit or down to the lower limit or to cause the Company or any of its group companies to acquire (including under a share repurchase program) shares, directly or indirectly. The capital increase or reduction may be effected by issuing up to [⬤] fully paid-in registered shares with a par value of USD 0.01 each or by cancelling up to [⬤] fully paid-in registered shares with a par value of USD 0.01 each, as applicable, each within the limits of the capital band, or by increasing or reducing the par value of the existing registered shares or by a simultaneous reduction and re-increase of the share capital, in each case within the limits of the capital band. The number of newly issuable shares or shares to be cancelled is subject to upward or downward adjustment by the board of directors if and when the board of directors makes use of its authority to issue or cancel shares within the range of the capital band pursuant to this article 4(1).

Statuten / Articles of Association

2. Innerhalb des Kapitalbandes können Aktien auch, aber nicht ausschliesslich, im Rahmen einer (Kombinations- oder Absorptions-) Fusion, Akquisition, öffentlichen Übernahme oder einer ähnlichen Transaktion (eine "strategische Transaktion") ausgegeben oder vernichtet werden.

2. Within the capital band, shares may also, but not exclusively, be issued or cancelled in the event of a merger, consolidation (merger with one surviving entity), acquisition, public takeover or any other similar transaction (a "Strategic Transaction").

3. Bei einer Kapitalerhöhung im Rahmen des Kapitalbandes soll der Verwaltungsrat die Anzahl auszugebender Aktien, den Ausgabepreis, die Art und Weise der Liberierung (durch Barliberierung, Sacheinlage, Verrechnungsliberierung oder Umwandlung frei verfügbaren Eigenkapitals), den Ausgabezeitpunkt, die Bedingungen zur Ausübung von Bezugsrechten, den Beginn des Dividendenanspruches sowie alle weiteren relevanten Ausgabebedingungen festlegen. Der Verwaltungsrat kann Aktien im Rahmen einer Festübernahme, einer Direktplatzierung oder einer ähnlichen Transaktion über die Vermittlung von Finanzinstituten, eines Konsortiums von Finanzinstituten oder eines anderen Dritten sowie durch ein nachfolgendes Angebot dieser Aktien an die bestehenden Aktionäre oder Dritte (falls die Bezugsrechte der bestehenden Aktionäre entzogen oder nicht ausgeübt wurden) ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu gestatten, einzuschränken oder auszuschliessen. Im Falle nicht ausgeübter Bezugsrechte kann der Verwaltungsrat nach eigenem Ermessen entweder zulassen, dass diese Rechte wertlos verfallen, die Bezugsrechte oder die Aktien, für die Bezugsrechte gewährt, aber nicht ausgeübt wurden, zu Marktbedingungen platzieren oder sie auf eine andere Weise im Interesse der Gesellschaft verwenden.

3. In case of a capital increase within the capital band, the board of directors shall determine the number of shares, the issue price, the form of payment required for subscription (including a cash contribution, contribution in kind, by off-setting claims against the Company, or by converting freely disposable equity), the date of issue, the conditions governing the exercise of subscription rights, the commencement of dividend entitlement and all other relevant terms of issuance. The board of directors may issue shares by way of an underwritten offering, direct placement or a similar transaction through the intermediation of financial institutions, a syndicate of financial institutions or another third party and a subsequent offer of such shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been exercised). The board of directors is authorized to permit, restrict or exclude the trading of subscription rights. In the event of subscription rights not being exercised, the board of directors may, at its discretion, either allow such rights to expire worthless, place them or the shares, for which subscription rights were granted but not exercised, at market conditions or use them in some other manner conducive to the interests of the Company.

Statuten / Articles of Association

4. Der Verwaltungsrat ist in den folgenden Fällen ermächtigt, ohne spezifische Zustimmung der Aktionäre, die Bezugsrechte der Aktionäre zu entziehen oder einzuschränken und/oder solche Rechte Dritten (einschliesslich einzelner Aktionäre), der Gesellschaft oder einer ihrer Gruppengesellschaften zuzuweisen:

(a) wenn der Ausgabepreis der neuen Aktien unter der Berücksichtigung des Marktwertes festgesetzt wird;

(b) für eine strategische Transaktion oder den Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen, Förderzins, Immobilien, zur Finanzierung neuer Investitionsprojekte der Gesellschaft oder ihrer Gruppengesellschaften, zum Erwerb von Produkten, geistigem Eigentum oder Lizenzen durch oder für Investitionsprojekte der Gesellschaft oder einer ihrer Gruppengesellschaften oder, in jedem Fall, zur Finanzierung oder Refinanzierung solcher Transaktionen;

(c) zur Beteiligung von Partnern im Rahmen strategischer Partnerschaften;

(d) für eine Kapitalbeschaffung in schneller und flexibler Weise oder zur Erreichung eines strategischen Ziels der Gesellschaft, welche ohne den Ausschluss der Bezugsrechte der bisherigen Aktionäre nicht möglich wäre oder nur mit grosser Schwierigkeit, Verzögerung oder zu wesentlich schlechteren Bedingungen erreicht werden könnte;

(e) zum Zweck der Erweiterung des Aktionärskreises der Gesellschaft in bestimmten Finanz- oder Investorenmärkten oder zur Beteiligung von strategischen Partnern, einschliesslich Finanzinvestoren;

(f) im Zusammenhang mit der Börsennotierung neuer Aktien an in- oder ausländischen Börsen;

(g) zum Zweck der Gewährung einer Mehrzuteilungsoption (Greenshoe) im Falle einer Aktienplatzierung oder eines Aktienverkaufs and die betreffenden Erstkäufer oder Festübernehmer; oder

(h) für die Beteiligung von Mitgliedern des Verwaltungsrats, Mitglieder der Geschäftsleitung, Mitarbeitern, Beauftragten, Beratern oder anderen Personen, die für die Gesellschaft oder eine ihrer Gruppengesellschaften Leistungen erbringen, einschliesslich Konsortialführer und Investmentbanken.

4. The board of directors is authorized in the following cases to, without obtaining specific shareholder approval, withdraw or restrict shareholders' subscription rights and/or to allocate such rights to third parties (including individual shareholders), the Company or any of its group companies:

(a) if the issue price of the new shares is determined by reference to the market price;

(b) for a Strategic Transaction or any acquisitions of companies, parts of companies or participations, royalty interests, real property, or for the financing of new investment projects of the Company or its group companies, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or, in each case, for the financing or refinancing of such transactions;

(c) for participation of partners in the context of strategic partnerships;

(d) for a capital raise in a fast and flexible manner or that serves to achieve a strategic objective of the Company and that would not be possible without the exclusion of the subscription rights of existing shareholders, or only with great difficulty or delay, or on significantly less favorable terms;

(e) for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets or for purposes of the participation of strategic partners including financial investors;

(f) in connection with listing of new shares on domestic or foreign stock exchanges;

(g) for purposes of granting an over-allotment option (Greenshoe) in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

(h) for the participation of members of the board of directors, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies, including arrangers and investment banks.

Statuten / Articles of Association

5. Erhöht sich das Aktienkapital aufgrund einer Erhöhung aus bedingtem Kapital gemäss diesen Statuten, so erhöhen sich die obere und die untere Grenze des Kapitalbandes entsprechend dem Umfang der Erhöhung des Aktienkapitals.

5. In the event of an increase of the share capital from conditional capital pursuant to these articles of association, the upper and lower limits of the capital band shall increase in an amount corresponding to such increase in the share capital.

6. Im Falle einer Reduktion des Aktienkapitals im Rahmen des Kapitalbands legt der Verwaltungsrat, soweit erforderlich, die Verwendung des Herabsetzungsbetrages fest. Der Verwaltungsrat kann den Herabsetzungsbetrag auch zur teilweisen oder vollständigen Beseitigung einer Unterbilanz im Sinne von Art. 653p OR verwenden oder kann gemäss Art. 653q OR gleichzeitig das Aktienkapital herabsetzen und mindestens auf den bisherigen Betrag erhöhen.

6. In the event of a reduction of the share capital within the capital band, the board of directors shall, to the extent necessary, determine the use of the reduction amount. The board of directors may also use the reduction amount for the partial or full elimination of a share capital shortfall in the sense of art. 653p of the CO or may, in the sense of art. 653q of the CO, simultaneously reduce and increase the share capital to at least the previous amount.

7. Im Falle einer Nennwertänderung sind neue Aktien im Rahmen des Kapitalbands mit gleichem Nennwert auszugeben wie die bestehenden Aktien.	7. In the event of a change of the par value of the shares, the par value of new shares subsequently issued within the capital band shall also be changed.

Statuten / Articles of Association

8. Die neuen Aktien unterliegen den Einschränkungen für die Registrierung im Aktienregister nach Artikel 9 dieser Statuten.	8. The new shares shall be subject to the limitations for registration in the share register pursuant to article 9 of these articles of association.

Artikel 5: Bedingtes Aktienkapital für Aktienbeteiligungsprogramme

1. Das Aktienkapital der Gesellschaft kann um höchstens USD [⬤] erhöht werden, durch die direkte oder indirekte Ausgabe von maximal [⬤] voll zu liberierenden Namenaktien mit einem Nennwert von je USD 0.01, die zugunsten der Mitglieder des Verwaltungsrats, leitenden Angestellten, Mitarbeitern, Beauftragten, Beratern oder andere Personen, die für die Gesellschaft oder einer ihrer Gruppengesellschaften Leistungen erbringen (die "Begünstigten"), ausgegeben werden. Die Ausgabe von voll zu liberierenden Namenaktien mit einem Nennwert von je USD 0.01 gemäss diesem Artikel 5 kann auch eintreten infolge der freiwilligen oder automatischen Erfüllung, Umwandlung oder Ausübung von Rechten oder der obligatorischen Ausübung von Verpflichtungen zum Erwerb neuer Aktien erfolgen, die den jeweiligen Begünstigten gewährt bzw. auferlegt wurden.

Article 5: Conditional Share Capital for Equity Incentive Plans

1. The share capital of the Company may be increased by a maximum amount of USD [⬤] through the direct or indirect issuance of no more than [⬤] registered shares that are to be fully paid-in and have a par value of USD 0.01 each, to the members of the board of directors and to the officers, employees, contractors or consultants of the Company or any of its group companies, or other persons providing services to the Company or any of its group companies (the "Beneficiaries"). The issuance of fully paid-in registered shares with a par value of USD 0.01 each pursuant to this article 5 may also occur as a result of the voluntary or automatic settlement, conversion or exercise of rights or the mandatory exercise of obligations to acquire new shares granted to, or imposed on, respectively, any of the Beneficiaries.

Statuten / Articles of Association

2. Bezugs- und Vorwegzeichnungsrechte der Aktionäre sind im Zusammenhang mit dieser bedingten Kapitalerhöhung ausgeschlossen. Jede Ausgabe neuer Aktien oder die freiwillige, automatische oder obligatorische Ausübung von Rechten oder Verpflichtungen zum Erwerb von Aktien erfolgt gemäss einem oder mehreren Plänen, Vereinbarungen, Vorschriften oder Beschlüssen, die vom Verwaltungsrat oder, soweit ihm dies delegiert wurde, einem Ausschuss des Verwaltungsrats erlassen werden. Der Verwaltungsrat wird alle Einzelheiten der Ausgabebedingungen festlegen, wie etwa den Ausgabebetrag, Datum der Dividendenberechtigung und die Art der Beiträge. Eine solche Ausgabe neuer Aktien kann zu einem Preis pro Aktie unter dem jeweiligen Börsenkurs erfolgen, und solche Rechte oder Verpflichtungen zum Erwerb von Aktien können gewährt und auferlegt werden, wobei dieser Preis unter ihrem inneren Wert liegen kann.

2. Subscription and advance subscription rights of shareholders are excluded for this conditional capital increase. Any such issuance of new shares or voluntary, automatic or mandatory exercise of rights or obligations to acquire shares shall be under one or more plans, agreements, regulations or resolutions to be issued by the board of directors or, to the extent delegated to it, a committee of the board of directors. The board of directors will determine all details of the terms of issue, such as each amount of issue, date of dividend entitlement, and kind of contributions. Any such issuance of new shares may be made at a price per share below the applicable stock exchange price and any such rights or obligations to acquire shares may be granted or imposed on, respectively, below their intrinsic value.

3. Die Ausübung von Wandlungs-, Options- oder ähnlichen Rechten sowie der Verzicht auf diese Rechte kann elektronisch oder schriftlich erfolgen. Die Ausübungserklärung von Wandlungs-, Options- oder ähnlichen Rechten gemäss diesem Artikel 5 muss sich auf diesen Artikel 5 beziehen.

3. The exercise of conversion, option or similar rights as well as the waiver of these rights may be effected electronically or in writing. The declaration of exercise of conversion, option or similar rights based on this article 5 shall refer to this article 5.

4. Die neuen Aktien unterliegen den Einschränkungen für die Registrierung im Aktienregister nach Artikel 9 dieser Statuten.	4. The new shares shall be subject to the limitations for registration in the share register pursuant to article 9 of these articles of association.

Statuten / Articles of Association

Artikel 6: Bedingtes Aktienkapital für Finanzierungszwecke

1. Das Aktienkapital der Gesellschaft kann um einen Höchstbetrag von USD [⬤] durch die direkte oder indirekte Ausgabe von höchstens [⬤] voll zu liberierende Namenaktien im Nennwert von je USD 0.01 erhöht werden, (i) durch die Ausübung von Wandlungs-, Tausch-, Options-, Warrant-, Bezugsrechten oder anderen Rechten zum Erwerb von Aktien, oder (ii) durch Verpflichtungen zum Erwerb von Aktien, die den Aktionären oder Dritten allein oder in Verbindung mit Anleihensobligationen, Schuldpapieren, Darlehen, Optionen, Warrants oder anderen Wertpapieren oder vertraglichen Verpflichtungen der Gesellschaft oder einer ihrer Gruppengesellschaften gewährt oder auferlegt wurden (zusammenfassend als "Finanzinstrumente" bezeichnet)."

Article 6: Conditional Share Capital for Financing Purposes

1. The share capital of the Company may be increased by a maximum amount of USD [⬤] through the direct or indirect issuance of no more than [⬤] registered shares that are to be fully paid-in and have a par value of USD 0.01 each, (i) further to the exercise of conversion, exchange, option, warrant, subscription or other rights to acquire shares, or (ii) through obligations to acquire shares that are or were granted to or imposed upon shareholders or third parties alone or in connection with bonds, notes, loans, options, warrants or other securities or contractual obligations of the Company or any of its group companies (collectively, "Financial Instruments").

2. Bei der Ausgabe von neuen Aktien im Zusammenhang mit Finanzinstrumenten ist das Bezugsrecht der Aktionäre ausgeschlossen. Die dannzumaligen Inhaber solcher Finanzinstrumente sind berechtigt, die neuen Aktien zu erwerben, die bei Ausübung, Austausch oder Wandlung der Finanzinstrumente ausgegeben werden. Der Verwaltungsrat legt die wesentlichen Bedingungen der Finanzinstrumente fest.

2. Subscription rights of shareholders shall be excluded with respect to new shares issued in connection with the Financial Instruments. The then current owners of such Financial Instruments shall be entitled to acquire the new shares issued upon conversion, exchange or exercise of the Financial Instruments. The main terms of the Financial Instruments shall be determined by the board of directors.

Statuten / Articles of Association

3. Der Verwaltungsrat ist ermächtigt das Vorwegzeichnungsrecht im Zusammenhang mit der Ausgabe von Finanzinstrumenten der Gesellschaft oder einer ihrer Gruppengesellschaften zu limitieren oder zu entziehen, wenn (i) ein Grund gemäss Artikel 4(4) der Statuten gegeben ist oder (ii) die Finanzinstrumente zu angemessenen Bedingungen platziert werden oder (iii) im Zusammenhang mit den 1.75% Convertible Senior Notes fällig 2027 gemäss der Vertrag ("Indenture") vom 6. Dezember 2021, in allfällig geänderter Version. Falls die Vorwegzeichnungsrechte vom Verwaltungsrat weder direkt noch indirekt gewährt werden, müssen (x) die Finanzinstrumente zu angemessenen Bedingungen ausgegeben werden und (y) der Umwandlungs-, Tausch- oder Ausübungszeitraum der Finanzinstrumente darf seit dem relevantem Ausgabedatum oder des Unterzeichnens des Finanzinstruments 30 Jahre nicht überschreiten.

3. The board of directors is authorized to limit or withdraw advance subscription rights of shareholders in connection with the issuance of Financial Instruments by the Company or one of its group companies if (i) there is a valid reason pursuant to article 4(4) of these articles of association or (ii) the Financial Instruments are issued on appropriate terms or (iii) in connection with the 1.75% Convertible Senior Notes due 2027 as per the Indenture dated December 6, 2021, as amended. If the advance subscription rights are neither granted directly nor indirectly by the board of directors, the following shall apply: (x) the Financial Instruments shall be issued on appropriate terms; and (y) the Financial Instruments may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance of or entry into the Financial Instruments.

4. Die Ausübung von Wandlungs-, Options- oder ähnlichen Rechten sowie der Verzicht auf diese Rechte kann elektronisch oder schriftlich erfolgen. Die Erklärung zur Ausübung von Wandlungs-, Options- oder ähnlichen Rechten auf der Grundlage dieses Artikel 6 muss auf diesen Artikel 6 verweisen.

4. The exercise of conversion, option or similar rights as well as the waiver of these rights may be effected electronically or in writing. The declaration of exercise of conversion, option or similar rights based on this article 6 shall refer to this article 6.

5. Die neuen Aktien unterliegen den Eintragungsbeschränkungen in das Aktienbuch von Artikel 9 dieser Statuten.	5. The new shares shall be subject to the limitations for registration in the share register pursuant to article 9 of these articles of association.

Artikel 7: Form der Aktien

1. Die Gesellschaft kann ihre Namenaktien als Einzelurkunden, Globalurkunden, einfache Wertrechte im Sinne des OR (in der jeweils geltenden Fassung), oder als Bucheffekten ausgestalten.

Article 7: Form of Shares

1. The Company may issue its registered shares in the form of single certificates, global certificates, simple uncertificated securities within the meaning of the CO (as amended from time to time), or intermediated securities.

Statuten / Articles of Association

2. Bucheffekten und Sicherheiten an Bucheffekten können nicht mittels Abtretung übertragen oder begründet werden. Werden nicht verurkundete Aktien durch Abtretung übertragen, bedarf diese zur Gültigkeit der Anzeige an die Gesellschaft.

2. Intermediated securities and security interest in any such intermediated securities, cannot be transferred or granted by way of assignment. If uncertificated securities are transferred by way of assignment, such assignment must be notified to the Company to be valid.

3. Nachdem er im Aktienbuch eingetragen worden ist, kann der Aktionär von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die in seinem Eigentum stehenden Aktien verlangen. Der Aktionär hat jedoch keinen Anspruch auf Druck und Auslieferung von Aktienurkunden oder Aktienzertifikate oder auf die Umwandlung der Namenaktien von einer Form in eine andere. Die Gesellschaft kann demgegenüber jederzeit Urkunden für Namenaktien (Einzelurkunden oder Urkunden über eine Mehrzahl von Aktien) ausstellen und ausliefern und mit der Zustimmung des Aktionärs ausgegebene Urkunden, die bei ihr eingeliefert werden, ersatzlos annullieren.

3. Upon its registration with the share register, a shareholder may at any time request from the Company to issue a written confirmation of the registered shares held by such shareholder. However, the shareholder has no right to request the issue and delivery of share certificates nor the conversion of the registered shares issued in one form into another form. The Company may, however, at any time issue and deliver certificates for registered shares (single certificates or global certificates) and, with the consent of the shareholder, delete without replacement issued share certificates, which have been returned to it.

4. Vorbehältlich des anwendbaren Rechts kann die Gesellschaft jederzeit ohne Zustimmung der Aktionäre ihre Namenaktien von einer Form in eine andere Form umwandeln. Die Gesellschaft trägt alle mit einer solchen Umwandlung verbundenen Kosten.

4. Subject to applicable law, the Company may convert its registered shares from one form into another form at any time and without the approval of the shareholders. The Company shall bear the cost associated with any such conversion.

Artikel 8: Anerkennung der Statuten Jede Ausübung von Aktionärsrechten schliesst die Anerkennung der Gesellschaftsstatuten in der jeweils gültigen Fassung in sich ein.	Article 8: Recognition of Articles Any exercise of shareholders' rights automatically comprises recognition of the version of these articles of association in force at the time.

Artikel 9: Aktienbuch, Rechtsausübung

1. Die Gesellschaft führt selbst oder durch Dritte ein Aktienbuch für die Namenaktien, in welches die Eigentümer und Nutzniesser sowie Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten ("Nominees") mit Namen eingetragen werden. Die Gesellschaft oder der Dritte, welcher im Auftrag der Gesellschaft das Aktienbuch führt, ist berechtigt, zum Zeitpunkt der Eintragung in das Aktienbuch von der Person, die die Eintragung beantragt, einen geeigneten Nachweis über deren Eigentum an den Aktien zu verlangen. Im Verhältnis zur Gesellschaft wird als Aktionär, als Nutzniesser oder als Nominees nur anerkannt, wer im Aktienbuch eingetragen ist. Die Gesellschaft anerkennt nur einen Vertreter pro Aktie. Wechselt eine im Aktienbuch eingetragene Person ihre Adresse, so hat sie dies der Gesellschaft mitzuteilen. Bis eine solche Mitteilung erfolgt ist, gelten alle schriftlichen Mitteilungen der Gesellschaft an die im Aktienbuch verzeichnete Adresse als rechtsgültig zugestellt.

Article 9: Share Register, Exercise of Rights

1. The Company shall maintain, itself or through a third party, a share register for the registered shares in which the names and addresses of the owners and usufructuaries as well as the Persons who do not expressly declare in the registration application that they are holding the shares on their own account ("nominees") shall be entered. The Company or the third party maintaining the share register on behalf of the Company shall be entitled to request at the time of the entry into the share register from the person requesting such entry appropriate evidence of that person's title to the shares. In relation to the Company, only those shareholders, usufructuaries and nominees registered in the share register shall be recognized as such. The Company shall recognize only one representative per share. Any person registered in the share register changing its address, must notify the Company accordingly. Until such notification shall have occurred, all written communication from the Company to persons of record shall be deemed to have validly been made if sent to the address recorded in the share register.

Statuten / Articles of Association

2. Erwerber von Namenaktien werden auf Gesuch hin ohne Begrenzung als Aktionäre mit Stimmrecht im Aktienbuch eingetragen, falls sie ausdrücklich erklären, diese Namenaktien im eigenen Namen und für eigene Rechnung erworben zu haben, dass keine Vereinbarung über die Rücknahme oder die Rückgabe entsprechender Aktien besteht und dass er das mit den Aktien verbundene wirtschaftliche Risiko trägt mit der Ausnahme, dass der Verwaltungsrat Nominees, welche Aktien im eigenen Namen aber auf fremde Rechnung halten, als Aktionäre mit Stimmrecht im Aktienbuch der Gesellschaft eintragen kann. Die an den Aktien wirtschaftlich Berechtigten, welche die Aktien über einen Nominee halten, üben Aktionärsrechte mittelbar über den Nominee aus.

2. Persons acquiring registered shares shall on application be entered in the share register without limitation as shareholders with voting rights, provided they expressly declare themselves to have acquired the said shares in their own name and for their own account, that there is no agreement on the redemption or return of the corresponding shares and that he/she bears the economic risk associated with the shares, except that the board of directors may record nominees who hold shares in their own name, but for the account of third parties, as shareholders of record with voting rights in the share register of the Company. Beneficial owners of shares who hold shares through a nominee exercise the shareholders' rights through the intermediation of such nominee.

Statuten / Articles of Association

3. Die Gesellschaft kann nach Anhörung des Betroffenen oder des Nominees Eintragungen im Aktienbuch mit Rückwirkung auf das Datum der Eintragung streichen, wenn diese durch falsche Angaben des Erwerbers zustande gekommen sind. Der Erwerber oder der Nominee muss über die Streichung sofort informiert werden.

3. The Company may, after consulting with the affected person or nominee, cancel entries in the share register retroactively with effect to the date of the entry, if such entries were based on false information given by the acquirer. The acquirer or nominee shall be informed of the cancellation immediately.

4. Der Verwaltungsrat stellt Grundsätze über die Eintragung von Treuhändern/Nominees auf und erlässt die zur Einhaltung der vorstehenden Bestimmungen notwendigen Regelungen. Der Verwaltungsrat kann Ausnahmen von der Regelung in Bezug auf Nominees gewähren.

4. The board of directors formulates general principles relating to the registration of fiduciaries/nominees and issues the necessary regulations to ensure compliance with the above provisions. The board of directors may grant exceptions from the rules regarding nominees.

5. Stimmrechte und die damit verbundenen Rechte können der Gesellschaft gegenüber von einem Aktionär, Nutzniesser der Aktien oder Nominee jeweils nur im Umfang ausgeübt werden, wie dieser mit Stimmrecht im Aktienbuch eingetragen ist.

5. Voting rights and appurtenant rights associated therewith may be exercised in relation to the Company by a shareholder, usufructuary of shares or nominee only to the extent that such person is recorded in the share register with the right to exercise his, her or its voting rights.

III. Generalversammlung	III. Shareholders' Meeting

Artikel 10: Ordentliche und ausserordentliche Generalversammlungen 1. Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs (6) Monaten nach Abschluss des Geschäftsjahrs statt.	Article 10: Ordinary and Extraordinary Shareholders' Meetings 1. The ordinary shareholders' meeting shall be held annually within six (6) months after the close of the business year.
2. Ausserordentliche Generalversammlungen werden einberufen, sooft es notwendig ist, insbesondere in den vom Gesetz vorgesehenen Fällen.	2. Extraordinary shareholders' meetings shall be convened whenever necessary, especially when provided for by law.

Statuten / Articles of Association

Artikel 11: Einberufung 1. Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle einberufen. Das Einberufungsrecht steht auch den Liquidatoren zu.

Article 11: Convening

1. The shareholders' meeting shall be convened by the board of directors and, if need be, by the auditor. The liquidators shall also be entitled to convene a shareholders' meeting.

2. Die Einberufung einer Generalversammlung kann auch von einem oder mehreren Aktionären, die zusammen mindestens fünf (5) Prozent des Aktienkapitals oder der Stimmen vertreten, verlangt werden. Einberufung und Traktandierung werden schriftlich unter Angabe der Verhandlungsgegenstände und der Anträge anbegehrt. Der Verwaltungsrat hat die Generalversammlung innert sechzig (60) Tagen seit Empfang des Begehrens einzuberufen.

2. One or more shareholders, representing at least five (5) percent of the share capital or of the votes of the Company, may also request that a shareholders' meeting be held. Such request and agenda items to be included must be submitted in writing, setting forth the items to be discussed and the proposals to be decided upon. The shareholders' meeting shall be convened by the board of directors within sixty (60) days of receipt of such a request.

3. Die Generalversammlung ist spätestens zwanzig (20) Tage vor dem Versammlungstag durch eine Bekanntmachung gemäss Artikel 37 der Statuten einzuberufen. In der Einberufung sind neben Datum, Zeit, Art und Ort der Versammlung die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrates, allfällige Anträge der Aktionäre samt kurzer Begründung und gegebenenfalls der Name und die Adresse des unabhängigen Stimmrechtsvertreters bekanntzugeben.

3. At least twenty (20) days prior to the date of the shareholders' meeting, notice of the shareholders' meeting shall be given by way of an announcement pursuant to article 37 of these articles of association. The notice shall state the date, time, form and place of the meeting, the agenda as well as the proposals of the board of directors, if necessary, the proposals of the shareholders, including a short explanation, and, if necessary, the name and the address of the independent proxy.

4. Über Gegenstände, die nicht in dieser Weise angekündigt worden sind, können keine Beschlüsse gefasst werden, ausser über einen Antrag auf Einberufung einer ausserordentlichen Generalversammlung, auf Durchführung einer Sonderuntersuchung oder auf Wahl einer Revisionsstelle infolge eines Begehrens eines Aktionärs.

4. No resolutions may be adopted regarding matters which have not been announced in this manner, except regarding a proposal to convene an extraordinary shareholders' meeting, to carry out a special investigation or to elect an auditor upon the request of a shareholder.

5. Spätestens zwanzig (20) Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht (einschliesslich Lagebericht, Vergütungsbericht und, allfälliger Bericht über nichtfinanzielle Belange gemäss Art. 964c OR) und der Revisionsbericht zugänglich zu machen. Sofern die Unterlagen nicht elektronisch zugänglich sind, kann jeder Aktionär verlangen, dass ihm eine Ausfertigung der Dokumente rechtzeitig zugestellt wird.

5. The annual report (including management report, compensation report and, if applicable, report on non-financial matters pursuant to article 964c CO) and the auditors' report must be made available for inspection by the shareholders at least twenty (20) days prior to the date of the ordinary shareholders' meeting. In case the documents are not made available electronically, any shareholder may request a copy of the documents to be provided in due time.

Statuten / Articles of Association

6. Die Mitglieder des Verwaltungsrates und der Geschäftsleitung sind berechtigt, an der Generalversammlung teilzunehmen. Der Verwaltungsrat kann zu jedem Verhandlungsgegenstand Anträge stellen.	6. The members of the board of directors and the executive management are entitled to take part in the shareholders' meeting. The board of directors can make proposals for each agenda item.

Artikel 12: Traktanden 1. Der Verwaltungsrat nimmt die Traktandierung der Verhandlungsgegenstände vor.	Article 12: Agenda 1. The board of directors shall state the items on the agenda.

2. Aktionäre, welche insgesamt mindestens 0.5% des Aktienkapitals oder der Stimmen vertreten, können verlangen, dass ein Traktandum auf die Traktandenliste der Generalversammlung aufgenommen wird. Das Begehren um Traktandierung ist mindestens drei (3) Monate vor dem Jahrestag der letzten ordentlichen Generalversammlung schriftlich unter Angabe des Verhandlungsgegenstandes und der Anträge beim Präsidenten des Verwaltungsrats einzureichen.

2. One or more shareholders representing at least 0.5% of the total share capital or of the votes, may request items to be included in the agenda. Such requests have to be submitted to the chairperson of the board of directors at least three (3) months before the anniversary of the previous year's ordinary shareholder's meeting and shall be in writing, specifying the item and the proposals.

3. Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenstände können keine Beschlüsse gefasst werden, ausser in den gesetzlich vorgesehen Fällen.	3. No resolution may be passed on motions concerning agenda items which have not been duly announced apart from those exceptions permitted by law.

Artikel 13: Tagungsort

1. Der Verwaltungsrat bestimmt den Tagungsort der Generalversammlung. Die Generalversammlung kann im Ausland durchgeführt werden, sofern ein unabhängiger Stimmrechtsvertreter bezeichnet wird.

Article 13: Venue 1. The board of directors shall determine the venue of the shareholders' meeting. The shareholders' meeting may be held abroad, provided that an independent proxy is designated.

Statuten / Articles of Association

2. Die Generalversammlung kann mit elektronischen Mitteln ohne Tagungsort durchgeführt werden.	2. The shareholders' meeting may be held by electronic means without a venue.

Artikel 14: Vorsitz, Protokolle

1. Den Vorsitz der Generalversammlung führt der Präsident des Verwaltungsrates, bei dessen Verhinderung oder Unwilligkeit ein anderes Mitglied des Verwaltungsrates oder, falls alle anwesenden Mitglieder des Verwaltungsrates ablehnen oder kein Mitglied des Verwaltungsrats anwesend ist, ein anderer von der Generalversammlung gewählter Tagespräsident.

Article 14: Chair, Minutes

1. The shareholders' meeting shall be chaired by the chairperson of the board, or, in her/his absence or unwillingness, by another member of the board of directors, or, if all the directors present decline to take the chair or fail to do so or if no director is present, by another person elected for that day by the shareholders' meeting.

2. Der Verwaltungsrat sorgt für die Führung des Protokolls, das vom Vorsitzenden und vom Protokollführer zu unterzeichnen ist.	2. The board of directors is responsible for keeping the minutes, which have to be signed by the chairperson and by the secretary.

3. Jeder Aktionär kann verlangen, dass ihm das Protokoll innerhalb von dreissig (30) Tagen nach der Generalversammlung zugänglich gemacht wird. Die Beschlüsse und Wahlergebnisse sind unter Angabe der genauen Stimmenverhältnisse innerhalb von fünfzehn (15) Tagen nach der Generalversammlung auf elektronischem Weg zugänglich zu machen.

3. Any shareholder may request access to the minutes within thirty (30) days following the shareholders' meeting. The resolutions and the election results with details of the exact proportions of votes cast shall be made electronically accessible within fifteen (15) days following the shareholders' meeting.

Artikel 15: Befugnisse Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen die folgenden unübertragbaren Befugnisse zu:	Article 15: Authorities The shareholders' meeting is the supreme corporate body of the Company and has the following non-transferable powers:

1. Festsetzung und Änderung der Statuten;

2. Wahl und Abberufung der Mitglieder des Verwaltungsrates, des Präsidenten des Verwaltungsrates, der Mitglieder des Vergütungsausschusses, der Revisionsstelle und des unabhängigen Stimmrechtsvertreters;

3. Genehmigung des Lageberichts und allenfalls der Konzernrechnung;

4. die Genehmigung des Berichts über nichtfinanzielle Belange gemäss Art. 964a ff. OR und jedes weiteren Berichts, welcher gemäss anwendbarem Recht einer Genehmigung durch die Generalversammlung bedarf;

5. Genehmigung der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinns, insbesondere die Festsetzung der Dividende und der Gewinnbeteiligung der Mitglieder des Verwaltungsrats;

6. Genehmigung der Vergütung des Verwaltungsrates, der Geschäftsleitung und des Beirats gemäss Artikel 31 und Artikel 32 der Statuten;

7. Festsetzung der Zwischendividende und Genehmigung des dafür erforderlichen Zwischenabschlusses;

8. Beschlussfassung über die Rückzahlung der gesetzlichen Kapitalreserve;

9. Entlastung der Mitglieder des Verwaltungsrates und der mit der Geschäftsleitung betrauten Personen;

10. Dekotierung der Beteiligungspapiere der Gesellschaft; und

11. Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind.

1. adoption and amendment of these articles of association;

2. election and removal of the members of the board of directors, the chairperson of the board of directors, the members of the compensation committee, the auditor and the independent proxy;

3. approval of the management report and the consolidated statements of account, if any;

4. approving the report on non-financial matters in accordance with art. 964a et seqq. of the CO and any other report that requires approval by the shareholders' meeting under applicable law, if and as applicable;

5. approval of the financial statements and resolution on the use of the balance sheet profit, in particular on the declaration of dividends and of profit sharing by members of the board of directors;

6. approval of the remuneration of the members of the board of directors, of the executive management and the advisory council, pursuant to article 31 and article 32 of these articles of association;

7. adoption of the interim dividend and approval of the required interim financial statements;

8. resolution on the repayment of the statutory capital reserve;

9. grant to discharge the members of the board of directors and the persons entrusted with management;

10. the delisting of the equity securities of the Company; and

11. passing of resolutions on matters which are reserved to the shareholders' meeting by law or by these articles of association.

Statuten / Articles of Association

Artikel 16: Beschlussfassung

1. Jede Aktie berechtigt zu einer Stimme. Der Verwaltungsrat erlässt Verfahrensvorschriften über die Teilnahme und Vertretung an der Generalversammlung und legt die Anforderungen für Vollmachten fest. Jeder Aktionär kann sich in der Generalversammlung durch seinen gesetzlichen Vertreter oder einen Dritten vertreten lassen, welcher kein Aktionär sein muss. Die Berechtigung zur Vertretung eines Aktionärs ist in der Regel durch eine schriftliche Vollmacht des Aktionärs auszuweisen. Der Verwaltungsrat kann aber auch weitere Formen der Berechtigung gegenüber der Gesellschaft zulassen.

Article 16: Resolutions, Quorum

1. Each share carries one vote. The board of directors shall issue procedural rules regarding the participation and representation at the shareholders' meeting and determine the requirements regarding proxies. Each shareholder may be represented at the shareholders' meeting by its legal representative or another person, who does not need to be a shareholder. In general, the authorization to represent a shareholder must be evidenced by a written proxy of the shareholder. However, the board of directors may also allow other forms of authorization vis-à-vis the Company.

Statuten / Articles of Association

2. Jeder Aktionär kann sich vom unabhängigen Stimmrechtsvertreter vertreten lassen.	2. Each shareholder may be represented by the independent proxy.
3. Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen mit der Mehrheit der vertretenen Aktienstimmen, soweit nicht das Gesetz oder die Statuten abweichende Bestimmungen enthalten.

3. The shareholders' meeting shall adopt its resolutions and carry out its elections with the majority of the share votes represented, to the extent that neither the law nor these articles of association provide otherwise.

4. Der Vorsitzende der Generalversammlung bestimmt, ob Abstimmungen und Wahlen elektronisch, offen oder schriftlich erfolgen. Im Falle einer Streitigkeit über die Zulässigkeit oder Ablehnung einer Stimme muss der Vorsitzende der Generalversammlung die Streitigkeit entscheiden, und seine Entscheidung, die in gutem Glauben getroffen wird, ist endgültig und verbindlich. Der Vorsitzende der Generalversammlung kann jederzeit anordnen, dass eine Beschlussfassung oder Wahl wiederholt wird, wenn er oder sie Zweifel an der Abstimmung hat. In diesem Fall gilt die vorherige Beschlussfassung oder Wahl als nicht erfolgt.

4. The chairperson of the meeting shall decide whether voting on resolutions and elections be conducted electronically, by a show of hands or by a written ballot. In the case of any dispute as to the admission or rejection of a vote, the chairperson of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive. The chairperson of the meeting may at any time order that a resolution or election be repeated if he or she considers the vote to be in doubt; the resolution or election previously held shall then be deemed not to have taken place.

5. Die Wahlen von Mitgliedern des Verwaltungsrates und des Vergütungsausschusses erfolgen jeweils einzeln.	5. The members of the board of directors and the members of the compensation committee are elected individually.

6. Jede Beschlussfassung oder Wahl der Generalversammlung setzt zu ihrer Gültigkeit im Zeitpunkt der Konstituierung der Generalversammlung ein Präsenzquorum von zwei an der Generalversammlung stimmberechtigten Aktionären oder deren Vertretern, welche zusammen mindestens 5% der ausgegebenen Aktien mit Stimmrechten halten, voraus. Die anwesenden Aktionäre oder deren Vertreter können mit der Behandlung der Traktanden fortfahren, selbst wenn Aktionäre oder deren Vertreter nach Bekanntgabe des Quorums durch den Vorsitzenden die Generalversammlung verlassen.

6. The adoption of any resolution or election at the shareholders' meeting requires a quorum at the commencement of the meeting of two shareholders entitled to vote at the meeting whether in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting. The shareholders or their proxies present at a shareholders' meeting may continue to transact business despite the withdrawal of shareholders or their proxies from such meeting following announcement of the presence quorum at that meeting.

Statuten / Articles of Association

Artikel 17: Wichtige Beschlüsse

1. Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen und die Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:

Article 17: Important Resolutions

1. A resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes and the majority of the represented share par values is required for:

1. die Änderung des Gesellschaftszwecks;

2. die Zusammenlegung von Aktien, soweit dafür nicht die Zustimmung aller betroffenen Aktionären erforderlich ist;

3. die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlagen oder durch Verrechnung mit einer Forderung und die Gewährung von besonderen Vorteilen;

4. die Einschränkung oder Aufhebung des Bezugsrechts;

5. die Einführung eines bedingten Kapitals, die Einführung eines Kapitalbands;

6. die Umwandlung von Partizipationsscheinen in Aktien;

7. die Beschränkung der Übertragbarkeit von Namenaktien;

8. die Einführung von Stimmrechtsaktien;

9. den Wechsel der Währung des Aktienkapitals;

10. die Einführung des Stichentscheids des Vorsitzenden in der Generalversammlung;

11. die Dekotierung der Beteiligungspapiere der Gesellschaft;

12. die Verlegung des Sitzes der Gesellschaft innerhalb der Schweiz sowie ins Ausland;

13. die Einführung einer statutarischen Schiedsklausel; und

14. die Auflösung der Gesellschaft.

1. the change of purpose of the Company;

2. the merging of shares, unless the approval of all the shareholders concerned is required;

3. an increase of capital out of equity, against contributions in kind or by setting off a claim, and the granting of special benefits;

4. the limitation or withdrawal of the subscription right;

5. the introduction of a conditional capital, the introduction of a capital band;

6. the transformation of participation certificates into shares;

7. the restriction of the transferability of registered shares;

8. the creation of shares with privileged voting rights;

9. the change of the currency of the share capital;

10. the introduction of the casting vote of the chairperson of the shareholders' meeting;

11. the delisting of the equity securities of the Company;

12. the transfer of the registered office of the Company within Switzerland or abroad;

13. the introduction of an arbitration clause in the articles of association; and

14. the dissolution of the Company.

Statuten / Articles of Association

2. Vorbehaltlich anderer Beschlüsse, die gemäss diesen Statuten erforderlich sind, unterliegen Beschlüsse über die Fusion, Spaltung oder Umwandlung gelten die Bestimmungen des Schweizer Fusionsgesetzes.

2. Subject to any other resolution required under these articles of association, resolutions on mergers, demergers, or conversions shall be governed by the Swiss Merger Act.

Artikel 18: Besondere Beschlüsse

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen ist erforderlich für:

1. die Änderung dieser Statuten zur Schaffung, Änderung oder Aufhebung besonderer Rechte oder Einschränkungen, die mit den Aktien einer Klasse oder Serie von Aktien verbunden sind; und

2. die Änderung dieser Statuten, um die erforderlichen Beschlüsse gemäss Artikel 18 zu ändern.

Article 18: Special Resolutions

A resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes is required for:

1. the amendment of these articles of association to create, vary or delete any special rights or restrictions attached to the shares of any class or series of shares; and

2. the amendment of these articles of association to alter the resolution required under this article 18.

Statuten / Articles of Association

Artikel 19: Abstimmung über Vergütung

1. Die Generalversammlung genehmigt an jeder ordentlichen Generalversammlung gesondert und bindend die Gesamtbeträge, die der Verwaltungsrat beantragt hat für (in US Dollars, Schweizer Franken oder einer anderen Währung):

Article 19: Votes on Compensation

1. The shareholders' meeting shall approve at each ordinary shareholders' meeting, separately and bindingly, on the proposals by the board of directors regarding the aggregate amounts (expressed in U.S. dollars, Swiss francs or any other currency) of:

1. die maximale Vergütung des Verwaltungsrats gemäss Artikel 31 der Statuten, die für die Dauer bis zur nächsten ordentlichen Generalversammlung zur Auszahlung oder Zuteilung gelangen kann; und

1. the maximum compensation of the board of directors pursuant to article 31 of these articles of association for the term of office until the next ordinary shareholders' meeting that may be paid or allocated; and

2. die maximale Gesamtvergütung der Geschäftsleitung (fixe und variable Bestandteile) gemäss Artikel 32 der Statuten, die im folgenden Geschäftsjahr zur Auszahlung oder Zuteilung gelangen kann.

2. the maximum overall compensation of the executive management (fixed and variable components) pursuant to article 32 of these articles of association that may be paid or allocated in the subsequent business year.

2. Der Verwaltungsrat kann die maximale Gesamtvergütung der Geschäftsleitung in einen maximalen Gesamtbetrag für fixe und einen für variable Vergütungen unterteilen und die entsprechenden Anträge der Generalversammlung separat zur Genehmigung vorlegen. Der Verwaltungsrat kann der Generalversammlung zudem abweichende oder zusätzliche Anträge in Bezug auf die gleichen oder andere Zeitperioden zur Genehmigung vorlegen. Der Verwaltungsrat kann die Aktionäre an einer ordentlichen Generalversammlung um Genehmigung eines Gesamtbetrages oder eines Maximalgesamtbetrages der Vergütung des Verwaltungsrates bzw. der Geschäftsleitung ersuchen, sei es auf retrospektiver Basis, prospektiver Basis oder einer Kombination davon.

2. The board of directors may split the maximum overall compensation of the executive management to be proposed for approval into a maximum fixed and maximum variable compensation and submit the respective proposals for separate approval by the shareholders' meeting. Further, the board of directors may submit for approval by the shareholders' meeting deviating or additional proposals in relation to the same or different time periods. The board of directors may seek ratification or approval by the shareholders at an ordinary shareholder's meeting on a retrospective or prospective basis, or a combination thereof, of the aggregate amount or maximum aggregate amount, of compensation, respectively, of the board of directors and the executive management.

3. Verweigert die Generalversammlung die Genehmigung der beantragten Vergütung bzw. der maximalen Gesamtvergütung, so kann der Verwaltungsrat an derselben Generalversammlung neue Anträge stellen, eine ausserordentliche Generalversammlung einberufen und diese neuen Anträge zur Genehmigung unterbreiten oder er kann die Anträge zur Vergütung retrospektiv von der nächsten ordentlichen Generalversammlung genehmigen lassen.

3. If the shareholders' meeting does not approve the proposed amount of the fixed or variable compensation, as the case may be, the board of directors may either submit new proposals at the same shareholders' meeting, convene an extraordinary shareholders' meeting and make new proposals for approval or may submit the proposals regarding compensation for retrospective approval at the next ordinary shareholders' meeting.

Statuten / Articles of Association

4. Die jeweiligen Gesamtbeträge verstehen sich inklusive sämtlicher Beiträge der Mitglieder des Verwaltungsrats bzw. der Geschäftsleitung sowie der Gesellschaft an die Sozialversicherungen und Einrichtungen der beruflichen Vorsorge (Arbeitnehmer- und Arbeitgeberbeiträge).

4. The aggregate compensation amounts for members of the board of directors and the executive management are deemed to be inclusive of all social security and pension contributions of the members of the board of directors, the executive management and the Company, respectively (contributions by employee and employer).

5. Die von der Generalversammlung genehmigten Vergütungen können von der Gesellschaft oder von ihr direkt oder indirekt kontrollierten Gesellschaften ausgezahlt werden.	5. The compensation approved by the shareholders' meeting may be paid by the Company or by companies being directly or indirectly controlled by the Company.
6. Die Generalversammlung führt eine Konsultativabstimmung über den vom Verwaltungsrat erstellten Vergütungsbericht durch.	6. The shareholders' meeting shall cast a consultative vote on the compensation report issued by the board of directors.

Artikel 20: Unabhängiger Stimmrechtsvertreter

1. Die Generalversammlung wählt einen unabhängigen Stimmrechtsvertreter. Wählbar sind natürliche Personen oder juristische Personen und andere Personengesellschaften.

Article 20: Independent Proxy 1. The shareholders' meeting elects an independent proxy. Natural persons as well as legal entities and partnerships are eligible for election.

2. Die Amtsdauer des unabhängigen Stimmrechtsvertreters endet an der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich. Seine Pflichten richten sich nach den anwendbaren gesetzlichen Bestimmungen.

2. The term of office of the independent proxy ends at the next ordinary shareholders' meeting. Re-election is possible. The duties of the independent proxy are governed by the relevant statutory provisions.

Statuten / Articles of Association

IV. Verwaltungsrat	IV. Board of Directors

Artikel 21: Anzahl, Amtsdauer, Konstituierung

1. Der Verwaltungsrat besteht aus mindestens drei (3) oder mehr Mitgliedern. Er wird in der Regel in der ordentlichen Generalversammlung und jeweils für die Dauer von einem Jahr gewählt. Die Amtsdauer der Mitglieder des Verwaltungsrates endet mit der nächsten ordentlichen Generalversammlung, bei der das Quorum erreicht wurde. Vorbehalten bleiben vorheriger Rücktritt und Abberufung. Neue Mitglieder treten in die Amtsdauer derjenigen ein, die sie ersetzen. Die Mitglieder des Verwaltungsrates sind jederzeit wieder wählbar.

Article 21: Number, Tenure, Organization

1. The board of directors consists of three (3) or more members. The members of the board of directors shall, as a rule, be elected by the ordinary shareholders' meeting in each case for a term of office of one year. The term of office of the members of the board of directors shall, subject to prior resignation and removal, expire on the next ordinary shareholders' meeting at which there is a quorum. New members assume the remaining length of term of the members they replace. The members of the board of directors may be re-elected without limitation.

2. Der Verwaltungsrat konstituiert sich selbst vorbehaltlich der Wahl des Präsidenten. Er kann einen Sekretär bezeichnen, der nicht Mitglied des Verwaltungsrates oder Aktionär sein muss.

2. The board of directors constitutes itself with the exception of the election of the chairperson. The board of directors may appoint a secretary who need not be a member of the board of directors or shareholder.

Artikel 22: Organisation und Protokoll 1. Sitzungsordnung, Beschlussfähigkeit (Präsenzquorum) und Beschlussfassung des Verwaltungsrats richten sich nach dem Organisationsreglement.	Article 22: Organization and Minutes 1. The organization of the meetings, the presence quorum and the passing of resolutions of the board of directors shall be in compliance with the by-laws.
2. Der Verwaltungsrat fasst seine Beschlüsse und vollzieht seine Wahlen mit der Mehrheit der abgegebenen Stimmen. Bei Stimmengleichheit hat der Vorsitzende keinen Stichentscheid.	2. The board of directors adopts its resolutions and carries out its elections by means of the simple majority of the votes cast. In case of a tie, the chairperson does not have the casting vote.
3. Sitzungen können mit elektronischen Mitteln ohne Tagungsort durchgeführt werden.	3. Meetings may be held by electronic means without a meeting venue.
4. Über die Verhandlungen und Beschlüsse des Verwaltungsrates ist ein Protokoll zu führen. Das Protokoll ist vom Vorsitzenden und vom Protokollführer des Verwaltungsrates zu unterzeichnen.	4. Minutes shall be kept of the deliberations and resolutions of the board of directors. The minutes shall be signed by the chairperson and the secretary of the meeting.

Statuten / Articles of Association

5. Beschlüsse können auch auf schriftlichem Weg auf Papier oder in elektronischer Form gefasst werden, sofern nicht ein Mitglied mündliche Beratung verlangt. Bei Beschlussfassung auf elektronischem Weg ist keine Unterschrift erforderlich. Bei Beschlüssen auf schriftlichem Weg oder in elektronischer Form ist die absolute Mehrheit des Verwaltungsrates zur Beschlussfassung erforderlich.

5. Resolutions may also be passed in writing on paper or in electronic form if no member requests that the resolution be discussed in a meeting. No signature is required if the resolutions are passed by using electronic means. Such written resolutions and resolutions in electronic form shall only pass if adopted by the absolute majority of the votes of the board of directors.

Artikel 23: Oberleitung, Delegation

1. Dem Verwaltungsrat obliegt die oberste Leitung der Gesellschaft und die Überwachung der Geschäftsführung. Er vertritt die Gesellschaft nach aussen und besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Organisationsreglement einem anderen Organ der Gesellschaft übertragen sind.

Article 23: Ultimate Management, Delegation

1. The board of directors is entrusted with the ultimate management of the Company as well as the supervision of the management. It represents the Company towards third parties and attends to all matters which are not delegated to or reserved for another corporate body of the Company by law, the articles of association, or the by-laws.

2. Der Verwaltungsrat kann die Geschäftsführung oder einzelne Teile derselben sowie die Vertretung der Gesellschaft an eine oder mehrere Personen, die entweder Mitglieder des Verwaltungsrates oder Dritte sind, delegieren. Er kann ein Organisationsreglement erlassen, welches auch weitergehende Regelungen zur Organisation und den Kompetenzen und Pflichten des Verwaltungsrates enthalten kann.

2. The board of directors may delegate the management and the representation of the Company wholly or in part to one or several persons, being either members of the board of directors or third parties. The board of directors may adopt by-laws which may contain further provisions relating to the organization and the authorities and duties of the board of directors.

Artikel 24: Aufgaben 1. Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:	Article 24: Duties 1. The board of directors has the following non-transferable and inalienable duties:

1. Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;

2. Festlegung der Organisation;

3. Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung;

4. Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung;

5. Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;

6. Erstellung des Geschäftsberichts sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;

7. Einreichung eines Gesuchs um Nachlassstundung und Benachrichtigung des Gerichts im Falle der Überschuldung;

8. Erstellung des Vergütungsberichts;

9. Beschlussfassung über die Feststellung von Kapitalveränderungen und daraus folgende Statutenänderungen; und

10. Prüfung der gesetzlichen Anforderungen an die Revisionsstelle.

1. to ultimately manage the Company and issue the necessary directives;

2. to determine the organization;

3. to structure the accounting system, the financial control and the financial planning;

4. to appoint and remove the persons entrusted with the management and the representation of the Company and to regulate signing authorities;

5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law, the articles of association, the by-laws and directives;

6. to prepare the business report as well as the shareholders' meeting and to implement the resolutions adopted by the shareholders' meeting;

7. to file an application for a composition moratorium and to notify the court in the event of over-indebtedness;

8. to prepare the compensation report;

9. to confirm changes in share capital and amend the articles of association accordingly; and

10. to examine the statutory requirements of the auditor.

Statuten / Articles of Association

2. Hat die Gesellschaft keinen unabhängigen Stimmrechtsvertreter, so ernennt der Verwaltungsrat jeweils für die Dauer bis zum Abschluss der nächsten ordentlichen Generalversammlung einen Ersatz. Der Ersatz für den Vergütungsausschuss muss ein Mitglied des Verwaltungsrats sein.

2. If the Company does not have an independent proxy, the board of directors shall appoint a substitute for the time period until the conclusion of the next ordinary shareholders' meeting. The substitute for the compensation committee must be a member of the board of directors.

Artikel 25: Verwaltungsratsausschüsse 1. Der Verwaltungsrat kann aus seiner Mitte ständige Ausschüsse wählen. Artikel 26 der Statuten bleibt vorbehalten.	Article 25: Committees of the Board of Directors 1. The board of directors may elect committees among its members. Article 26 of these articles of association remains reserved.

Statuten / Articles of Association

2. Der Verwaltungsrat bestimmt die Einzelheiten im Organisationsreglement oder in den anwendbaren Ausschussreglementen.	2. The board of directors shall determine the details in the by-laws or in the applicable committee charters.

Artikel 26: Vergütungsausschuss

1. Der Vergütungsausschuss besteht aus mindestens drei (3) Mitgliedern des Verwaltungsrates, die von der Generalversammlung gewählt werden. Die Amtsdauer der Mitglieder des Vergütungsausschusses beträgt ein Jahr und endet mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist zulässig.

Article 26: Compensation Committee

1. The compensation committee shall consist of at least three (3) members of the board of directors and shall be elected by the shareholders' meeting. The term of office of the members of the compensation committee shall be one year and shall end at the conclusion of the next ordinary shareholders' meeting. Re-election is possible.

2. Ist der Vergütungsausschuss nicht vollständig besetzt, ernennt der Verwaltungsrat aus seiner Mitte Ersatzmitglieder für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung.

2. If there are vacancies on the compensation committee, the board of directors may appoint substitute members from among its members for a term of office extending until completion of the next shareholders' meeting.

3. Der Vergütungsausschuss hat die folgenden Aufgaben in Vergütungsfragen:	3. The compensation committee has the following duties regarding compensation matters:

1. Vorbereitung und periodische Überarbeitung der Vergütungspolitik, Vergütungsstrategie und -prinzipien der Gesellschaft und der Leistungskriterien im Bereich der Vergütung und periodische Überprüfung der Umsetzung derselben sowie diesbezügliche Antragstellung und Abgabe von Empfehlungen an den Verwaltungsrat;

1. preparation and periodical review of the Company's compensation policy, compensation strategy and principles and the performance criteria related to compensation and periodical review of their implementation as well as submission of proposals and recommendations to the board of directors;

2. Antragstellung an den Verwaltungsrat betreffend Grundsätze und Struktur der Vergütungspläne für die Geschäftsleitung;	2. proposals to the board of directors regarding the principles and structure of the compensation plans for the executive management;

3. Unterstützung des Verwaltungsrats bei der Ausarbeitung der Anträge an die Generalversammlung betreffend Genehmigung der maximalen Vergütung des Verwaltungsrats sowie der maximalen Vergütung (feste Vergütung und variable Vergütung) der Mitglieder der Geschäftsleitung;

3. support the board of directors in preparing the proposals to the shareholders' meeting regarding the approval of the maximum compensation of the board of directors as well as the maximum compensation (fixed compensation and variable compensation) of the executive management;

Statuten / Articles of Association

4. Vorlage des Vergütungsberichts an den Verwaltungsrat zur Genehmigung;	4. submission of the compensation report to the board of directors for approval;
5. Information des Verwaltungsrats über Richtlinien, Programme und wichtige Entscheidungen sowie Vergleiche der Vergütungsniveaus bei wichtigen Konkurrenten;	5. information of the board of directors about policies, programs and key decisions as well as comparisons of compensation levels at key competitors;
6. regelmässige Berichterstattung an den Verwaltungsrat über Entscheidungen und Beratungen des Vergütungsausschusses; und	6. regular reporting to the board of directors on the decisions and deliberations of the compensation committee; and
7. weitere Aufgaben und Kompetenzen, die ihm vom Verwaltungsrat übertragen wurden.	7. further duties and responsibilities as delegated by the board of directors.
4. Der Verwaltungsrat regelt allfällige weitere Aufgaben und Zuständigkeiten des Vergütungsausschuss im Organisationsreglement oder im anwendbaren Ausschussreglements.	4. The board of directors will provide for possible further duties and responsibilities of the compensation committee in the by-laws or applicable committee charter.

V. Revisionsstelle	V. Auditor

Artikel 27: Wahl, Anforderungen 1. Die Generalversammlung wählt eine Revisionsstelle. Die Revisionsstelle ist in das Handelsregister einzutragen.	Article 27: Election, Qualification 1. The shareholders' meeting elects an auditor. The auditors must be registered in the commercial register.
2. Die Gesellschaft hat ihre Jahresrechnung durch eine Revisionsstelle ordentlich prüfen zu lassen.	2. The auditors shall perform a regular audit of the Company's annual financial statements.

3. Der Verwaltungsrat ist verpflichtet, die Einhaltung dieser Bestimmungen zu überwachen und der Generalversammlung eine Revisionsstelle zur Wahl vorzuschlagen, welche die entsprechenden Anforderungen erfüllt, insbesondere hinsichtlich fachlicher Qualifikation und Unabhängigkeit gemäss den Vorschriften des OR (Art. 727 ff.) und Revisionsaufsichtsgesetzes vom 16. Dezember 2005 in der jeweiligen Fassung.

3. The board of directors shall monitor compliance with these provisions and nominate for election by the shareholders' meeting such auditors which meet the respective requirements, in particular, regarding qualification and independence pursuant to the provisions of the CO (art. 727 et seqq.) and the Swiss Audit Supervision Act of 16 December 2005 in the relevant applicable version.

Statuten / Articles of Association

4. Die Revisionsstelle wird für ein Geschäftsjahr gewählt. Ihr Amt endet mit der Abnahme der letzten Jahresrechnung. Eine Wiederwahl ist möglich. Eine Abberufung ist nur aus wichtigen Gründen möglich.

4. The auditor is elected for one business year. Its term of office terminates with the approval of the last financial statements. A re-election is possible. A dismissal is only possible for important reasons.

5. Die Revisionsstelle hat die Rechte und Pflichten gemäss Art. 728 ff. OR.	5. The auditors' rights and obligations are those foreseen in art. 728 et seqq. of the CO.
Artikel 28: Aufgaben 1. Wird eine Revisionsstelle bestimmt, obliegen ihr die gesetzlichen Rechte und Pflichten gemäss Art. 727 ff. OR.	Article 28: Duties 1. If an auditor is elected, its rights and obligations are those set forth in art. 727 et seqq. of the CO.
2. Erfolgt eine ordentliche Revision, so muss die Revisionsstelle an der Generalversammlung anwesend sein.	2. If an ordinary audit has taken place, the statutory auditor must be present at the shareholders' meeting.
VI. Vergütungen und damit zusammenhängende Bestimmungen	VI. Compensation and Related Provisions

Artikel 29: Zulässige weitere Tätigkeiten

1. Die Mitglieder des Verwaltungsrats dürfen je die folgenden weiteren Tätigkeiten in vergleichbaren Funktionen bei anderen Unternehmen mit wirtschaftlichem Zweck ausüben:

Article 29: Permitted Additional Activities 1. The members of the board of directors may have the following other functions in comparable positions in other companies with commercial objects:
1. maximal sieben (7) Mandate als Verwaltungsratsmitglied oder als Mitglied anderer oberster Leitungs- oder Verwaltungsorgane von börsenkotierten Unternehmen; sowie zusätzlich	1. up to seven (7) mandates as member of the board of directors or any other executive management or administrative body of listed companies; and, in addition
2. maximal fünfzehn (15) Mandate als Verwaltungsratsmitglied oder als Mitglied anderer oberster Leitungs- oder Verwaltungsorgane von Rechtseinheiten, welche nicht börsenkotiert sind.	2. up to fifteen (15) mandates as member of the board of directors or any other executive management or administrative body of legal entities that are not listed.

Statuten / Articles of Association

2. Die Mitglieder der Geschäftsleitung dürfen mit Genehmigung des Verwaltungsrates je die folgenden weiteren Tätigkeiten in vergleichbaren Funktionen bei anderen Unternehmen mit wirtschaftlichem Zweck ausüben:

2. With the approval of the board of directors, the members of the executive management may have the following other functions in comparable positions in other companies with commercial objects:
1. maximal zwei (2) Mandate als Verwaltungsratsmitglied oder als Mitglied eines anderen obersten Leitungs- oder Verwaltungsorgans von börsenkotierten Unternehmen; sowie zusätzlich	1. up to two (2) mandates as member of the board of directors or any other executive management or administrative body of listed companies; and, in addition
2. maximal sechs (6) Mandate als Verwaltungsratsmitglied oder als Mitglied anderer oberster Leitungs- oder Verwaltungsorgane in weiteren Rechtseinheiten, welche nicht börsenkotiert sind.	2. up to six (6) mandates as member of the board of directors or any other executive management or administrative body of other legal entities that are not listed.
3. Die folgenden Mandate fallen nicht unter die Beschränkungen gemäss Absatz 1 und Absatz 2 dieses Artikel 29:	3. The following mandates shall not be subject to the limitations set forth in paragraphs 1 and 2 of this article 29:
1. Mandate in Unternehmen, die durch die Gesellschaft kontrolliert werden, die die Gesellschaft kontrollieren oder die mit der Gesellschaft unter gemeinsamer Kontrolle stehen;	1. mandates in companies which are controlled by the Company, which control the Company or which are under common control with the Company;

2. Mandate, die auf Anordnung der Gesellschaft oder von dieser kontrollierten Gesellschaften wahrgenommen werden, kein Mitglied des Verwaltungsrates oder der Geschäftsleitung darf jedoch mehr als zehn (10) solche Mandate wahrnehmen; und

2. mandates held at the request of the Company or companies controlled by it, provided however that no member of the board of directors or the executive management shall hold more than ten (10) such mandates; and

3. Mandate in Vereinen oder Verbänden, gemeinnützigen Organisationen, Stiftungen, Personalfürsorgestiftungen und ähnlichen Einrichtungen. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung kann mehr als fünfzehn (15) solche Mandate wahrnehmen.

3. mandates in associations or federations, charitable organizations, foundations, employee welfare foundations and other similar organizations. No member of the board of directors or the executive management shall hold more than fifteen (15) such mandates.

Statuten / Articles of Association

Artikel 30: Verträge, die den Vergütungen für Mitglieder des Verwaltungsrates und der Geschäftsleitung zugrunde liegen

1. Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern des Verwaltungsrates unbefristete oder befristete Mandatsverträge oder andere Verträge über deren Vergütung als Verwaltungsräte abschliessen. Die Dauer von befristeten Verträgen darf die Amtsdauer eines Verwaltungsrates nicht überschreiten. Eine Erneuerung eines befristeten Vertrages ist zulässig.

Article 30: Agreements related to Compensation of Members of the Board of Directors and the Executive Management

1. The Company or companies under its control may enter into mandate or other agreements with the members of the board of directors regarding their compensation as directors for a fixed term or for an indefinite term. The duration of fixed term agreements may not exceed a director's term of office. A renewal of a fixed term agreement is permissible.

2. Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern der Geschäftsleitung unbefristete oder befristete Arbeitsverträge oder andere Verträge über deren Vergütung als Mitglieder der Geschäftsleitung abschliessen. Befristete Verträge haben eine Höchstdauer von einem (1) Jahr. Die Erneuerung eines befristeten Vertrages ist zulässig. Unbefristete Verträge haben eine Kündigungsfrist von maximal zwölf (12) Monaten.

2. The Company or companies under its control may enter into employment agreements or other agreements with the members of the executive management regarding their compensation as members of the executive management for an indefinite period or a fixed term. If the board of directors considers a fixed term appropriate, such fixed term shall not exceed one (1) year. The renewal of a fixed term agreement is permissible. Employment agreements for an indefinite term shall have a notice period of maximum twelve (12) months.

3. Mitglieder der Geschäftsleitung können während der Kündigungsfrist von ihrer Arbeitspflicht befreit werden. Des Weiteren ist es zulässig, dass die Gesellschaft oder von ihr kontrollierte Gesellschaften Aufhebungs- oder ähnliche Vereinbarungen abschliessen.

3. Members of the executive management may be released from their obligation of work during the notice period. Further, it shall be permissible for the Company or companies under its control to enter into termination or similar agreements.

4. Die Vereinbarung von Konkurrenzverboten mit Mitgliedern der Geschäftsleitung für die Zeit nach Beendigung eines Arbeitsvertrags und deren Abgeltung ist zulässig, soweit dies geschäftsmässig begründet ist. Die Abgeltung eines solchen Konkurrenzverbots darf den Durchschnitt der Vergütung der letzten drei (3) Geschäftsjahre nicht übersteigen.

4. Non-competition obligations for the time following termination of an employment contract with members of the executive management and the associated compensation are permitted to the extent that they are justified from a business perspective. The compensation for such a non-competition obligations shall not exceed the average compensation of the last three (3) financial years.

Statuten / Articles of Association

Artikel 31: Grundsätze der Vergütungen für die Mitglieder des Verwaltungsrates

1. Die Vergütung der Mitglieder des Verwaltungsrates besteht, unter Vorbehalt der Genehmigung durch die Generalversammlung, aus einer fixen Vergütung und kann auch variable Vergütungselemente umfassen. Die fixe Vergütung umfasst ein fixes Grundhonorar und fixe Entschädigungen für den Vorsitz und die Mitgliedschaften in den Verwaltungsratsausschüssen oder für Funktionen des Verwaltungsrats sowie eine pauschale Spesenentschädigung, die jeweils vom Gesamtverwaltungsrat auf Antrag des Vergütungsausschusses unter Vorbehalt und im Rahmen der durch die Generalversammlung genehmigten maximalen Gesamtvergütung festzusetzen sind. Eine variable Vergütung umfasst erfolgsabhängige Vergütungselemente und Finanzinstrumente (z.B. performance stock units (PSU)) und richtet sich nach dem Erreichungsgrad bestimmter vom Verwaltungsrat im Voraus definierter strategischer und finanzieller Unternehmensziele über eine vom Verwaltungsrat festzulegende Leistungsperiode. Die Vergütung der Verwaltungsratsmitglieder wird in bar, in Form von Beteiligungsinstrumenten der Gesellschaft und anderen Leistungen ausgerichtet.

Article 31: Principles of Compensation relating to the Members of the Board of Directors

1. Subject to approval by the shareholder's meeting, the compensation of the members of the board of directors consists of fixed compensation elements and may include variable compensation elements. The fixed compensation consists of a fixed base fee and fixed fees for chairpersonship and memberships in board committees or for roles of the board of directors as well as a lump sum compensation for expenses which are determined by the full board of directors based on the proposal of the compensation committee, subject to and within the limits of the aggregate maximum amounts approved by the shareholder's meeting. The variable compensation consists of performance-related compensation elements and financial instruments (e.g. performance stock units (PSU)) and depends on the achievement of strategic and/or financial targets set in advance by the board of directors over the course of a performance period defined by the board of directors. The compensation is awarded in cash, in form of equity instruments in the Company and other benefits.

2. Sofern die Vergütung ganz oder teilweise in Form von Beteiligungsinstrumenten ausbezahlt wird, legt der Verwaltungsrat die Zuteilungsbedingungen, Vesting-Bedingungen, Ausübungsbedingungen und -fristen sowie allfällige Sperrfristen und Verfallsbedingungen fest.

2. In case the compensation is paid in whole or in part in equity instruments, the board of directors shall determine the grant, vesting, exercise, selling, and forfeiture restrictions and conditions.

Statuten / Articles of Association

3. Die Mitglieder des Verwaltungsrats können zusätzlich für Beratungsleistungen zugunsten der Gesellschaft oder anderer Konzerngesellschaften, die sie nicht in ihrer Funktion als Mitglied des Verwaltungsrats erbringen, nach marktüblichen Ansätzen in bar entschädigt werden unter Vorbehalt der Genehmigung durch die Generalversammlung.

3. The members of the board of directors providing consulting services to the Company or any of its group companies in a function other than as members of the board of directors may be compensated in cash according to standard market rates subject to approval by the shareholders' meeting.

Artikel 32: Grundsätze der Vergütungen für die Mitglieder der Geschäftsleitung

1. Die Vergütung der Mitglieder der Geschäftsleitung besteht, unter Vorbehalt der Genehmigung durch die Generalversammlung, aus einer fixen Vergütung sowie einer variablen Vergütung. Die fixe Vergütung umfasst das Grundgehalt und kann weitere Vergütungselemente und Leistungen umfassen. Die variable Vergütung kann aus kurzfristigen und langfristigen Vergütungselementen bestehen. Die Vergütung der Mitglieder der Geschäftsleitung wird in bar, in Form von Beteiligungsinstrumenten der Gesellschaft und anderen Leistungen ausgerichtet.

Die kurzfristige variable Vergütung richtet sich nach dem Erreichungsgrad bestimmter vom Verwaltungsrat im Voraus definierter Ziele über eine einjährige Leistungsperiode, die in der Regel dem Geschäftsjahr der Gesellschaft entspricht. Die Ziele werden für jedes Geschäftsleitungsmitglied unter Berücksichtigung seiner/ihrer Position, Verantwortung und Aufgaben jährlich vor oder zu Beginn der einjährigen Leistungsperiode vom Verwaltungsrat festgelegt. Auszahlungen unterliegen Obergrenzen, die als festgelegte Multiplikatoren der jeweiligen Zielwerte ausgedrückt werden können.

Article 32: Principles of Compensation relating to the Members of the Executive Management

1. Subject to approval by the shareholders' meeting, compensation for members of the executive management consists of fixed base compensation as well as variable compensation. The fixed compensation consists of the base compensation and may comprise additional compensation elements and benefits. The variable compensation may consist of short-term and long-term components. Compensation to members of the executive management may be awarded in cash, in form of equity instruments in the Company and other benefits.

The short-term variable compensation depends on the achievement of targets set in advance by the board of directors over the course of a one-year performance period, which typically corresponds with the business year of the Company. Targets shall be determined on an annual basis for each member of the executive management, taking into account his/her position, responsibilities, and tasks, before or at the beginning of the one-year performance period. Pay-outs shall be subject to caps that may be expressed as pre-determined multipliers of the respective target levels.

Statuten / Articles of Association

2. Die langfristige variable Vergütung berücksichtigt den nachhaltigen, langfristigen Erfolg und die strategischen Ziele der Gesellschaft. Erfolge werden üblicherweise anhand eines Zeitraumes von mehreren Jahren gemessen. Die langfristigen variablen Vergütungszahlungen unterliegen Obergrenzen, die als festgelegte Multiplikatoren der jeweiligen Zielwerte ausgedrückt werden können.

2. The long-term variable compensation shall take into account the sustainable long-term performance and strategic objectives of the Company. Achievements are generally measured based on a period of several years. The long-term compensation pay-outs shall be subject to caps that may be expressed as pre-determined multipliers of the respective target levels.

3. Der Verwaltungsrat legt auf Antrag des Vergütungsausschusses Leistungskennzahlen, Zielhöhe und Zielerreichungsgrad sowie Zuteilungsbedingungen, Vesting-Bedingungen, Ausübungsbedingungen und -fristen sowie allfällige Sperrfristen und Verfallsbedingungen in Bezug auf zuzuteilende Beteiligungsinstrumente. Die Bedingungen können insbesondere vorsehen, dass aufgrund des Eintritts im Voraus bestimmter Ereignisse wie eines Kontrollwechsels oder der Beendigung eines Arbeits- oder Mandatsverhältnisses Vesting-Bedingungen, Ausübungsbedingungen und -fristen, Sperrfristen und Verfallsbedingungen weiter gelten, verkürzt oder aufgehoben werden, Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfallen. Die Gesellschaft kann die erforderlichen Beteiligungsinstrumente auf dem Markt erwerben oder unter Nutzung ihres bedingten Kapitals bereitstellen.

3. The board of directors shall, at the request of the compensation committee, determine the performance metrics, target levels and target achievement as well as determine grant, vesting, exercise, selling, and forfeiture restrictions and conditions and periods in relation to equity instruments to be awarded. In particular, the conditions may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Company may procure the required equity instruments through purchases in the market or by using conditional share capital.

4. Die Vergütung kann durch die Gesellschaft oder durch von ihr kontrollierte Gesellschaften ausgerichtet werden.	4. Compensation may be paid by the Company or companies under its control.

Artikel 33: Schadloshaltung

1. Unter Vorbehalt des OR und anderer anwendbarer Gesetze hält die Gesellschaft aktuelle und ehemalige Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie deren Erben und gesetzlichen Vertreter für alle zulässigen Sanktionen, für die eine solche Person haftet oder haftbar gemacht werden kann, schadlos, und die Gesellschaft erstattet nach dem endgültigen Abschluss eines rechtmässigen Verfahrens die tatsächlich und angemessen angefallenen Auslagen, die dieser Person im Zusammenhang mit diesem Verfahren entstanden sind, vorausgesetzt , dass sich diese Schadloshaltung nicht auf Angelegenheiten bezieht, bei denen ein zuständiges Gericht bzw. zuständige Verwaltungsbehörde in einem nicht weiterziehbaren Entscheid befunden hat, dass eine dieser Personen ihre gesetzlichen Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung absichtlich oder grobfahrlässig verletzt hat.

Vorbehältlich jeglicher Beschränkungen im OR oder anderen anwendbaren Gesetzen kann die Gesellschaft jede weitere Personen schadlos halten.

Für die Zwecke dieser Statuten bedeutet "zulässigen Sanktionen" ein Urteil, eine Geldstrafe oder eine Geldbusse, die in einem zulässigen Verfahren verhängt oder auferlegt wurde, oder ein Betrag, der im Rahmen eines Vergleichs für ein solches Verfahren gezahlt wurde.

Für die Zwecke dieser Statuten bedeutet "zulässiges Verfahren" ein drohendes, hängiges oder abgeschlossenes Gerichtsverfahren oder eine Untersuchung, in der ein aktuelles oder ehemaliges Verwaltungsratsmitglied oder ein aktuelles oder ehemaliges Geschäftsleitungsmitglied ("berechtigte Partei") oder deren Erbe oder gesetzlicher Vertreter der berechtigten Partei aufgrund der Tatsache, dass die berechtigte Partei Verwaltungsratsmitglied oder Geschäftsleitungsmitglied der Gesellschaft ist bzw. war, (i) als Partei vorgeladen ist oder werden kann, oder (ii) haftbar gemacht wird oder werden kann für ein Urteil, eine Geldstrafe oder Geldbusse oder für Kosten, Aufwendungen und Ausgaben im Zusammenhang mit dem Verfahren (einschliesslich Rechts- und anderer Gebühren, jedoch ohne Urteile, Geldstrafen, Geldbussen oder Beträge, die im Rahmen eines Vergleichs eines Verfahrens gezahlt wurden).

Article 33:  Indemnification

1. Subject to the CO and other applicable law, the Company shall indemnify the existing and former members of the board of directors and executive management of the Company, and their heirs, and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company shall, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding, provided, however, that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his or her statutory duties as a member of the board of directors or executive management of the Company.

Subject to any restrictions in the CO or other applicable law, the Company may indemnify any person.

For the purposes of these articles of association, "eligible penalty" means a judgement, penalty or fine awarded or imposed in, or an amount paid for in settlement of, an eligible proceeding.

For the purposes of these articles of association, "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director or member of executive management or former member of executive management (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or member of executive management of the Company (i) is or may be joined as a party, or (ii) is or may be liable for or in respect of a judgement, penalty or fine in, or costs, charges, and expenses (including legal and other fees, but excluding judgements, penalties, fine or amounts paid in settlement of a proceeding) related to the proceeding.

Statuten / Articles of Association

Artikel 34: Darlehen, Kredite, Vorsorgeleistungen ausserhalb der beruflichen Vorsorge, Sicherheiten

1. Die Gesellschaft oder von ihr kontrollierte Gesellschaften dürfen den Mitgliedern des Verwaltungsrats und der Geschäftsleitung keine Darlehen gewähren.

Article 34: Loans, Credits, Pension Benefits other than from Occupational Pension Funds, Securities

1. The Company or companies under its control shall not grant any loans to members of the board of directors or the executive management.

2. Die Gesellschaft oder von ihr kontrollierte Gesellschaften können den Mitgliedern des Verwaltungsrates und der Geschäftsleitung über die berufliche Vorsorge hinausgehende Vorsorgeleistungen gewähren, welche die zuletzt ausbezahlte jährliche Vergütung des jeweiligen Mitglieds des Verwaltungsrates oder der Geschäftsleitung nicht übersteigen.

2. The Company or companies controlled by it may grant to members of the board of directors and the executive management post-retirement benefits beyond the occupational benefit schemes, which do not exceed the annual compensation of the respective member of the board of directors or the executive management last paid.

Artikel 35: Zusatzbetrag für Vergütungen für neue Mitglieder der Geschäftsleitung

1. Soweit neue Mitglieder der Geschäftsleitung ernannt werden und ihre Stelle antreten, nachdem die Generalversammlung die maximale Gesamtvergütung für die Mitglieder der Geschäftsleitung für das kommende Geschäftsjahr genehmigt hat, darf die Gesellschaft und von ihr kontrollierte Gesellschaften diesen neuen Mitgliedern eine Vergütung von je maximal 40% der von der Generalversammlung letztmals für die Geschäftsleitung genehmigten maximalen Gesamtvergütung ausgerichtet werden.

Article 35: Additional Amounts of Compensation for new Members of the Executive Management

1. If newly appointed members of the executive management take office after the shareholders' meeting has approved the aggregate maximum amount of compensation of the members of the executive management for the next business year, such newly appointed members may receive from the Company or companies under its control, a compensation in each case of up to 40% of the last aggregate maximum amount of compensation for the executive management approved by the shareholders' meeting.

Statuten / Articles of Association

2. Dieser Zusatzbetrag darf nur verwendet werden, wenn der von der Generalversammlung beschlossene Gesamtbetrag der Vergütungen der Geschäftsleitung bis zur nächsten ordentlichen Generalversammlung nicht ausreicht für Vergütungen der neuen Mitglieder. Über den verwendeten Zusatzbetrag stimmt die Generalversammlung nicht ab.

2. This additional amount of compensation may only be paid, if the aggregate amount of compensation for the executive management that has been approved by the shareholders' meeting until the next shareholders' meeting is not sufficient to compensate the newly appointed members. The shareholders' meeting may not vote on this additional amount.

3. Die Gesellschaft darf im Rahmen dieses Zusatzbetrags einem neu eintretenden Mitglied der Geschäftsleitung eine zusätzliche einmalige Vergütung in bar und/oder in Form von Beteiligungsinstrumenten zum Ausgleich von durch den Stellenwechsel erlittenen Nachteilen gewähren. Reicht der Zusatzbetrag zum Ausgleich der genannten Nachteile nicht aus, so ist der den Zusatzbetrag übersteigende Betrag der Antrittsprämie durch die nächste ordentliche Generalversammlung zu genehmigen.

3. Within this additional amount of compensation, the Company can provide additional one-off remuneration in cash and/or equity instruments to compensate a newly joining member of the executive management for disadvantages incurred in connection with the change of employment. If the additional amount is not sufficient to compensate for the disadvantages, the part of the bonus surpassing the additional amount has to be approved by the next ordinary shareholders' meeting.

VII. Verschiedenes	VII. Miscellaneous

Artikel 36: Geschäftsjahr, Jahresrechnung 1. Der Verwaltungsrat bestimmt den Beginn und das Ende eines Geschäftsjahrs.	Article 36: Business Year, Financial Statements 1. The board of directors determines the beginning and the end of the business year.
2. Die Jahresrechnung, bestehend aus der Erfolgsrechnung, der Bilanz und dem Anhang, wird gemäss den Vorschriften des OR aufgestellt.	2. The financial statements, consisting of the profit and loss statement, the balance sheet and the annex, shall be drawn up in accordance with the provisions of the CO.

Statuten / Articles of Association

Artikel 37: Mitteilungen und Bekanntmachungen 1. Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt (SHAB). Der Verwaltungsrat kann weitere Publikationsorgane bestimmen.	Article 37: Notices and Announcements 1. The publication instrument of the Company is the Swiss Official Gazette of Commerce. The board of directors may determine other organs of publication.

2. Mitteilungen der Gesellschaft an die Aktionäre sowie andere Bekanntmachungen erfolgen durch Publikation im Schweizerischen Handelsamtsblatt (SHAB) und/oder können stattdessen oder zusätzlich versandt werden (i) per Brief an ihre im Aktienregister eingetragenen Adressen, der mit normaler Post verschickt wird, (ii) per E-Mail oder (iii) in einer anderen Form, die der Verwaltungsrat für angemessen hält.

2. Notices by the Company to the shareholders and other announcements may be validly given by publication in the Swiss Official Gazette of Commerce and/or instead or in addition be sent (i) by letter to the addresses registered in the share register sent by ordinary mail, (ii) by e-mail, or (iii) in any other form the board of directors deems appropriate.

Artikel 38: Liquidation 1. Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.	Article 38: Liquidation 1. The liquidation shall be carried out by the board of directors to the extent that the shareholders' meeting has not entrusted the same to other persons.
2. Die Liquidation der Gesellschaft erfolgt nach Massgabe der Art. 742 ff. OR. Die Liquidatoren sind ermächtigt, Aktiven (Grundstücke eingeschlossen) auch freihändig zu verkaufen.	2. The liquidation of the Company shall take place in accordance with art. 742 et seq. CO. The liquidators are authorized to dispose of the assets (including real estate) by way of private contract.

Artikel 39: Gerichtsstand 1. Der ausschliessliche Gerichtsstand für sämtliche aus dem Gesellschaftsverhältnis entstehenden Streitigkeiten befindet sich am Sitz der Gesellschaft.	Article 39: Jurisdiction 1. The exclusive place of jurisdiction for all disputes arising from the corporate relationship shall be at the registered office of the Company.

2. Unbeschadet des im vorstehenden Absatz vereinbarten Gerichtsstands kann die Gesellschaft, falls sie es vorzieht, ihre Organe oder Aktionäre an deren ordentlichem Gerichtsstand bei dem sachlich zuständigen Gericht belangen.

2. Without prejudice to the place of jurisdiction agreed in the preceding paragraph, the Company may, if it so prefers, take legal action against its executive bodies or shareholders before the competent court at their ordinary place of jurisdiction.

Statuten / Articles of Association

Artikel 40: Verbindlicher Originaltext Massgebender Text der vorliegenden Statuten ist der deutsche Text.	Article 40: Original Text Binding The authoritative text of these articles of association is the German text.
[⬤], 17. Januar 2025	[⬤], January 17 2025

Statuten / Articles of Association

Inhaltsverzeichnis

Statuten / Articles of Association

Statuten / Articles of Association

SCHEDULE "D"
INTERIM ORDER

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

DEC 04 2024

ENTERED

No. S248327
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING LITHIUM AMERICAS (ARGENTINA) CORP.

LITHIUM AMERICAS (ARGENTINA) CORP.

PETITIONER

ORDER MADE AFTER APPLICATION
(Interim Order)

BEFORE	ASSOCIATE JUDGE Bilawich	December 4, 2024

ON THE APPLICATION of the Petitioner, Lithium Americas (Argentina) Corp. (the "**Corporation**") for an Interim Order pursuant to Section 291 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**BCBCA**") in connection with a proposed arrangement (the "**Arrangement**") to be effected on the terms and subject to the conditions set out in a plan of arrangement (the "**Plan of Arrangement**"), without notice, coming on for hearing at 800 Smithe Street, Vancouver British Columbia on December 4, 2024 and ON HEARING Carey Veinotte, counsel for the Petitioner, and upon reading the Petition to the Court herein and the Affidavit of Oleksandr Shulga sworn on December 2, 2024 and filed herein (the "**Shulga Affidavit**"); and UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the *United States Securities Act of 1933*, as amended (the "**US Securities Act**") as a basis for an exemption from the registration requirements thereof with respect to securities issued, exchanged and distributed under the proposed Plan of Arrangement based on the Court's approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities in the exchange;

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft management information circular (the "**Circular**") attached as Exhibit "B" to the Shulga Affidavit.

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MEETING

2. Pursuant to Sections 186 and 288-291 of the BCBCA, the Corporation is authorized and directed to call, hold and conduct a special meeting (the "**Meeting**") of the holders (the "**Shareholders**") of common shares of the Corporation (the "**Common Shares**") to be held on January 17, 2025 at 10:00 a.m. (Pacific Time) to be held virtually at https://meetnow.global/MDAUKRK (the "**Meeting**"), or such other date as the Corporation may determine, to, among other things:

      (i) approval of the change of the Corporation name;

      (ii) approval of the corporate purpose of the Corporation;

      (iii) approval of the share capital of the Corporation;

      (iv) approval of the introduction of a capital band;

      (viii) approval of Swiss law as the authoritative and applicable legislation and ascertainment of the new principle place of business;

      (ix) appointment of the statutory auditor;

      (xi) appointment of the independent representative; and

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3. The Meeting shall be called, held and conducted in accordance with the BCBCA, the Articles of the Corporation and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4. Notwithstanding the provisions of the BCBCA and the Articles of the Corporation, the Corporation, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice sent to the Shareholders by one of the methods specified in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of the Corporation.

5. The Record Date (as defined in paragraph 7 below) shall not change in respect of any adjournments or postponements of the Meeting, unless the Corporation determines that it is advisable.

AMENDMENTS

6. Prior to the Meeting, the Corporation is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, without any additional notice to the Shareholders, directors and auditors or further orders of this Court, and the Arrangement and Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting.

RECORD DATE

7. The record date for determining the Shareholders entitled to receive notice of and vote at the Meeting shall be the close of business of December 3, 2024 in Vancouver, British Columbia, or such other date as may be determined by the Corporation (the "**Record Date**").

NOTICE OF MEETING

8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and the Corporation shall not be required to send to the Shareholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

9. The Circular, the Notice of Hearing of Petition, the form of proxy and voting information form in substantially the same forms as contained in Exhibits "B"-"D" to the Shulga Affidavit (collectively referred to as the "**Meeting Materials**"), with such deletions, amendments or additions thereto as counsel for the Corporation may advise are necessary or desirable,

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provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be made available to the Shareholders as they appear on the central securities register of the Corporation or the records of its registrar and transfer agent as at the close of business on the Record Date at least 30 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, pursuant to the Notice-and-Access Provisions under Canadian Securities Regulations under s. 9.1.1. of National Instrument 51-102 – *Continuous Disclosure Obligations* ("**NI 51-102**"), and with respect to beneficial Shareholders, under s. 2.7.1 of National Instrumental 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**") (together the "**Notice-and-Access Provisions**"), which Notice-and-Access Provisions require, in either case, delivery at least 30 clear days before the date of the Meeting, excluding the date of mailing of the form of notice (the "**Notice**") as prescribed under Notice-and-Access Provisions or delivery, to the Shareholders who are registered Shareholders on the Record Date and to beneficial Shareholders as of the Record Date, where applicable, by providing in accordance with NI 54-101, the requisite number of copies of the Notice to intermediaries and registered nominees.

10. The Notice, which includes access to the Meeting Materials pursuant to the Notice-and-Access Provisions described above, will be sent by prepaid ordinary mail addressed to each of the Shareholders, at his or her address appearing in the records of the Corporation, or by delivery of same by personal delivery courier service or by electronic transmissions to any such Shareholder who identifies himself or herself to the satisfaction of the Corporation and who requests or accepts such electronic transmission. Shareholders who wish to receive a paper copy of the Meeting Materials in advance of the Meeting should submit their request to the Corporation no later than January 7, 2025, 2024, to allow themselves sufficient time to receive and review the materials before the proxy submission deadline of 10:00 a.m. (Pacific Time) on January 15, 2025. The Corporation will send materials within three (3) business days of receiving a request if the request is received before the Meeting date, or within 10 days if received on or after the Meeting date. Shareholders should consider emailing their request to the Corporation, and requesting an electronic copy of the materials to ensure they have sufficient time to review the materials, in which case requests should be sent to the Corporation by January 7, 2025.

11. The Notice, which includes access to the Meeting Materials pursuant to the Notice-and-Access Provisions described above, will be sent by prepaid ordinary mail addressed to each director and to the Corporation's auditor at his or her address as it appears on the records of the Corporation, or by delivery of same by personal delivery courier service or by electronic transmissions to any such director or auditor who identifies himself or herself to the satisfaction of the Corporation and who requests or accepts such electronic transmission.

12. Notice-and-Access Provisions require posting of all Meeting Materials to an internet website, in addition to SEDAR+, accessible by each Shareholder and each beneficial Shareholder. The Corporation will post the Meeting Materials on SEDAR+ at www.sedarplus.ca, and on the Corporation's website at http://lithium-argentina.com/investor-relations/Special-Meeting, and the link will be included in the Notice being mailed to each registered Shareholder and each beneficial Shareholder. This link will be activated by the Corporation on the date of mailing the Notice.

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13. In the event of a postal strike, lockout or event that prevents, delays or otherwise interrupts mailing or delivery of the Meeting Materials by prepaid ordinary mail (the "**Postal Service Disruption**") as provided for in paragraphs 9-12 herein, the Corporation shall issue a press release (the "**Press Release**") or shall cause an advertisement (the "**Advertisement**" and together with the Press Release, the "**Alternative Notice**") to be placed in a major daily newspaper of national circulation stating that the Alternative Notice is being made in accordance with this order in lieu of prepaid ordinary mail due to the Postal Service Disruption, and:

    (i) the date, place, and time of the Meeting;

    (ii) the measures implemented by the Corporation to ensure delivery or transmission of proxies or other Meeting Materials by the Shareholders to the Corporation and/or its transfer agent in relation to the Meeting within the required time period and at no cost to the Shareholders; and

    (iii) that the Meeting Materials are available, without charge, for review via the internet at the SEDAR+ website (www.sedarplus.ca), and on the Corporation's website at http://lithium-argentina.com/investor-relations/Special-Meeting, or for delivery to Shareholders by electronic mail or by courier upon request made to the Corporation;

(b) the Alternative Notice shall be made on or before the date upon which the Notice would otherwise be sent to the Shareholders, as the case may be, in the event that a Postal Service Disruption had not occurred; and

(c) the Alternative Notice, made in accordance with this order, shall be valid delivery of the Meeting Materials in lieu of prepaid ordinary mail due to the Postal Service Disruption.

14. For proxies, voting instruction forms and other Meeting Materials that are required to be delivered to the Corporation, the Corporation's transfer agent and/or intermediaries for the purposes of the Meeting, the Corporation shall implement measures that enable Shareholders, during the Postal Service Disruption, to effect delivery or transmission by the Shareholders of said proxies, voting instruction forms or other materials within the required period at no cost to the Shareholders.

15. Accidental failure of or omission by the Corporation to give notice to any one or more Shareholder or any other person entitled thereto, or the non-receipt of such notice by one or more Shareholder or any other person entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of the Corporation (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of the Corporation , then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

16. Provided that notice of the Meeting is given, the Meeting Materials are made available to the Shareholders, and in each case to other persons entitled to be provided such materials in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA

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to include certain disclosure in any advertisement of the Meeting is waived and no other form of service of the Meeting Materials or any portion thereof need be made or notice given, or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court.

DEEMED RECEIPT OF NOTICE

17. The Meeting Materials (and any amendments, modifications, updates or supplements to the Meeting Materials, and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

    (a) in the case of mailing pursuant to paragraphs 10, 11 and 12 above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

    (b) in the case of delivery in person pursuant to paragraph 11 above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person's address in paragraph 11 above;

    (c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 12, when dispatched or delivered for dispatch;

    (d) in the case of delivery to clearing agencies or intermediaries for onward distribution pursuant to paragraph 12 above, the day following delivery to clearing agencies or intermediaries; and

    (e) in the case that it is necessary for the Corporation to rely on Alternative Notice pursuant to paragraph 13 above, compliance with the terms of paragraph 13 shall constitute Deemed Receipt of Notice on the day the Alternative Notice is published.

UPDATED MEETING MATERIALS

18. Notice of any amendments, modifications, updates or supplements to any of the information provided in the Meeting Materials may be communicated, at any time prior to the Meeting, to the Shareholders by press release, news release, newspaper advertisement or by notice sent to the Shareholders by any of the means set forth in paragraph 9, as determined to be the most appropriate method of communication by the Board.

QUORUM AND VOTING

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21. In all other respects, the terms, restrictions and conditions set out in the articles of the Corporation shall apply in respect of the Meeting.

PERMITTED ATTENDEES

22. The only persons entitled to attend the Meeting shall be (i) the registered Shareholders as of the close of business in Vancouver, British Columbia on the Record Date, or their respective proxyholders, (ii) the Corporation's directors, officers, auditors and advisors, (iii) representatives of the Corporation, including any of their respective directors, officers and advisors, and (iv) any other person admitted on the invitation of the chair of the Meeting or with the consent of the chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Shareholders as at the close of business on the Record Date, or their respective proxyholders.

SCRUTINEERS

23. Representatives of the Corporation's registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting.

SOLICITATION OF PROXIES

24. The Corporation is authorized to use the form of proxy (in substantially the same form as attached as Exhibit "D" to the Shulga Affidavit) in connection with the Meeting, subject to the Corporation's ability to insert dates and other relevant information in the form, with such amendments, revisions or supplemental information as the Corporation may determine are necessary or desirable. The Corporation is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

25. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The chair of the Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by the Shareholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the chair of the Meeting.

DISSENT RIGHTS

26. The Plan of Arrangement provides registered Shareholders with the right to dissent in respect of the special resolution to approve the Arrangement.

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APPLICATION FOR FINAL ORDER

32. Upon the approval, with or without variation, by the Shareholders of the Arrangement Resolution, in the manner set forth in this Interim Order, the Corporation may apply to this Court for, *inter alia*, an order:

    (a) pursuant to s. 291(4)(a) of the BCBCA, approving the Arrangement; and

    (b) pursuant to s. 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement, and the distribution of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the distribution

    (collectively, the "**Final Order**"),

    and the hearing of the Final Order shall be held at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on January 21, 2025, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

33. The form of Notice of Hearing of Petition in connection with the Final Order attached to the Shulga Affidavit as Exhibit "C" is hereby approved as the form of Notice of Proceedings for such approval. Any Shareholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order.

34. Any Shareholder seeking to appear at the hearing of the application for the Final Order must file and deliver a Response to Petition (a "**Response**") in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner's solicitors at:

    CASSELS, BROCK & BLACKWELL LLP
    Barristers and Solicitors
    2200 - 885 West Georgia Street
    Vancouver, BC V6C 3E8

    Attention: Jessica Lewis

    Fax number for delivery: (604) 691 6120

    Telephone: (778) 372 6791

    by or before 4:00 p.m. (Pacific Time) on January 17, 2025 or, in the case of an adjournment, the date that is two business days prior to the date of the hearing of the application for the Final Order.

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35. Sending the Notice of Petition in connection with the Final Order and this Interim Order in accordance with paragraphs 9 to 13 of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings, except as provided in paragraph 36 below. In particular, service of the Petition to the Court herein and the Shulga Affidavit and additional affidavits as may be filed, is dispensed with.

36. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be any persons who have delivered a Response in accordance with this Interim Order.

37. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

38. The Petitioner shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

39. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of the Corporation, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

for

Signature of Lawyer for Lithium Americas (Argentina) Corp.
Carey Veinotte

By the Court

Registrar

CHECKED

SCHEDULE "E"
NOTICE OF HEARING FOR FINAL ORDER

No. S-248327
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING LITHIUM AMERICAS (ARGENTINA) CORP.

LITHIUM AMERICAS (ARGENTINA) CORP.

PETITIONER

NOTICE OF HEARING

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by the Corporation in the Supreme Court of British Columbia for approval, pursuant to Section 291 of the *Business Corporations Act*, S.B.C. 2002 c. 57 and amendments thereto (the "**BCBCA**"), of a proposed arrangement involving the Corporation (the "**Arrangement**").

NOTICE IS FURTHER GIVEN that by Order of Associate Judge Bilawich, an Associate Judge of the Supreme Court of British Columbia, dated December 4, 2024 (the "**Interim Order**"), the Court has given directions as to the calling of a meeting (the "**Meeting**") of the Shareholders for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, the Corporation intends to apply to the Supreme Court of British Columbia for a final order (the "**Final Order**") approving the Arrangement, declaring it to be fair and reasonable to the Shareholders, which application will be heard at the courthouse at 800 Smithe Street, in the City of Vancouver, in the Province of British Columbia on January 21, 2025 at 9:45 a.m. (Pacific time) or as soon thereafter as the Court may direct or counsel for the Corporation may be heard.

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is procedurally and substantively fair and reasonable to the Shareholders will constitute the basis for an exemption from the registration requirements under the United States Securities Act of 1933, pursuant to Section 3(a)(10) thereof, upon which the parties will rely for the issuance, exchange and distribution of securities in connection with the Arrangement.

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IF YOU WISH TO BE HEARD AT THE HEARING OF THE APPLICATION FOR THE FINAL ORDER OR WISH TO BE NOTIFIED OF ANY FURTHER PROCEEDINGS, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing a form entitled "Response to Petition" together with any evidence or materials which you intend to present to the Court at the Vancouver Registry of the Supreme Court of British Columbia and YOU MUST ALSO DELIVER a copy of the Response to Petition and any other evidence or materials to the Petitioner's address for delivery, which is set out below, on or before **4:00 p.m. (Vancouver time) on January 17, 2025.**

YOU OR YOUR SOLICITOR may file the Response to Petition. You may obtain a form of Response to Petition at the Registry. The address of the Registry is 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

IF YOU DO NOT FILE A RESPONSE TO PETITION AND ATTEND EITHER IN PERSON OR BY COUNSEL at the time of the hearing of the application for the Final Order, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court deems fit, all without further notice to you. If the Arrangement is approved, it will affect the rights of the Shareholders.

A copy of the Petition to the Court and the other documents that were filed in support of the Interim Order and will be filed in support of the Final Order will be furnished to any Shareholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out below.

The Petitioner's address for delivery is:

CASSELS, BROCK & BLACKWELL LLP
Barristers and Solicitors
2200 - 885 West Georgia Street
Vancouver, BC V6C 3E8

Attention: Jessica Lewis

Fax number for delivery: (604) 691 6120

Telephone: (778) 372 6791

Pursuant to the Interim Order, the hearing of this Petition is set for **January 21, 2025, at 9:45 am** before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver British Columbia.

It is anticipated that this Final Hearing will not be contentious and will take 15 minutes.

Dated: December 4, 2024

Lawyer for the Petitioner
Carey Veinotte

SCHEDULE "F"
DISSENT PROVISIONS OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Division 2 - Dissent Proceedings

Definitions and application

237(1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238(1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91, or

(iii) without limiting subparagraph (i), in the case of a benefit company, to alter the company's benefit provision;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) n respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder's shares carry the rights to vote, is entitled to dissent under section 51.995(5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241  If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242(1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245(1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)  if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE "G"
INFORMATION CONCERNING THE BOARD OF DIRECTORS OF LITHIUM AMERICAS (ARGENTINA) CORP.

Unless the context otherwise requires, all capitalized terms used but not defined in this Schedule have the same meanings ascribed to them in the Circular to which this Schedule is attached.  The "Corporation", "Lithium Argentina", "us", "we", "our" or similar expressions used in this Schedule and in the documents incorporated by reference herein refer to Lithium Americas (Argentina) Corp.

SEPARATION TRANSACTION

On October 3, 2023, the Corporation completed a reorganization transaction by way of a statutory plan of arrangement under the laws of British Columbia (the "Separation Transaction"), pursuant to which the Corporation separated its previously-held North American business unit, comprised of a 100% interest in the Thacker Pass lithium project in Humboldt County, Nevada, as well as investments in Green Technology Metals Ltd. and Ascend Elements, Inc., into an independent public company named "Lithium Americas Corp." (formerly 1397468 B.C. Ltd.). The Corporation retained its Argentine business unit, comprised of the 44.8% interest in the Caucharí-Olaroz mineral project, the 100%-owned Pastos Grandes lithium project and the 65% interest in the Sal de la Puna project.

COMMITTEE ABBREVIATIONS

Committees of our Board are abbreviated in certain tables in this Circular as follows:

  Audit and Risk Committee - "ARC"
  Sustainable Development Committee - "SDC"
  Governance, Nomination, Compensation and Leadership Committee - "GNCLC".

NOMINEES

At the annual general and special meeting of Shareholders held on June 20, 2024 (the "2024 AGM"), Shareholders elected the below eight (8) nominees as directors of the Corporation. Each director nominee elected will hold office until their successor is elected at the next annual meeting of Shareholders, or any postponement(s) or adjournment(s) thereof, or until their successor is otherwise elected or appointed.

Under Swiss law, Shareholders must confirm individually the current members of the Board as members of the Board, the chairman and the members of the remuneration committee following the Continuation for a term extending until completion of the next annual general meeting. The Corporation is not proposing the appointment of any new directors of the Corporation. The current executive chair of the Corporation is John Kanellitsas.  Calum Morrison, George Ireland and Robert Doyle are the current members of the Board's Governance, Nomination, Compensation and Leadership Committee.

The following tables set out information regarding the directors, including, but not limited to, the names, province or state and country of residence, the offices they hold within the Corporation, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director, areas of expertise, attendance of meetings during the 2023 fiscal year and the number of securities of the Corporation that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

JOHN KANELLITSAS, Executive Chairman Florida, USA

Mr. Kanellitsas is the Executive Chairman of the Corporation. He joined the former Lithium Americas Corp. in June 2013 and has been as a director of the Corporation and has served in various executive roles with the Corporation since September 2015. He also served as the Interim Chief Executive Officer from October 2023 until March 2024. Mr. Kanellitsas also serves as a director of Largo Physical Vanadium Corp. and Lithium Royalty Corp.

He has over 25 years of experience in the investment banking and asset management industries. He co-founded and was a partner of Geologic Resource Partners, LLP, where he served as its Chief Operating Officer from 2004 to 2014. Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley & Co. in New York and San Francisco.

Mr. Kanellitsas has a Bachelor of Science in Mechanical Engineering from Michigan State University and a Master of Business Administration from the University of California in Los Angeles.

Non-Independent Age: 63
2024 AGM Voting Results		Other Public Company Boards and Committees
95.19% voted for, 4.81% withheld		Largo Physical Vanadian Corp. Lithium Royalty Corp.
2023 Meeting Attendance
Board SDC	8 of 8 1 of 1		100% 100%
Securities Ownership Details
Common Shares	RSUs	PSUs	DSUs	Options
Direct 2,116,260 Indirect 88,445(1)	1,141,579	27,870	-	340,000

(1) Held by Mr. Kanellitsas' spouse.

SAM PIGOTT, President and CEO(1) Ontario, Canada

Mr. Pigott joined the Corporation as President and Chief Executive Officer on March 18, 2024 and as a director on March 19, 2024. Prior to this, he served as Head of Business Development, North America of Ganfeng Lithium Co., Ltd. ("Ganfeng") from October 2018 to March 2024. Before joining Ganfeng in 2018, Mr. Pigott worked in several financial and investment banking institutions in a variety of senior roles.

Mr. Pigott holds a Master of Business Administration from Oxford University and a Bachelor of Arts in Economics and History from McGill University.

Non-Independent Age: 41
2024 AGM Voting Results		Other Public Company Boards and Committees
97.99% voted for, 2.01% withheld		N/A
2023 Meeting Attendance
Board	N/A		N/A
Securities Ownership Details
Common Shares	RSUs	PSUs	DSUs	Options
69,269	290,000	-	-	340,000

(1) The Corporation appointed Sam Pigott as President and Chief Executive Officer effective on March 18, 2024, with Mr. Kanellitsas (the Corporation's former President and Interim Chief Executive Officer) continuing in his role as Executive Chairman. Mr. Pigott was also appointed to the Corporation's Board effective March 19, 2024.

GEORGE IRELAND, Lead Director Massachusetts, USA

Mr. Ireland joined the Corporation as a director in November 2015. He has over forty years of experience in the mining and metals industry in positions ranging from field geologist and operations, to banking and venture capital. In 2004, Mr. Ireland founded Geologic Resource Partners LLP and serves as Chief Investment Officer and CEO. He previously held various roles as an analyst and partner with investment firms including Knott Partners LP, Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

He graduated from the University of Michigan with a BSc degree from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.

Independent Director Age: 68
2024 AGM Voting Results		Other Public Company Boards and Committees
88.99% voted for, 11.01% withheld		Amerigo Resources Ltd. Heliostar Metals Corp.
2023 Meeting Attendance
Board ARC GNCLC SDC	8 of 8 8 of 8] 1 of 1 1 of 1		100% 100% 100% 100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
3,256,186	251,861	150,000	3,658,047	US$11,646,716.04

* Based on the NYSE closing price of US$3.32 per Common Share on December 3, 2024. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

DIEGO LOPEZ CASANELLO, Director(1) North Carolina, USA

Mr. Casanello joined the Corporation as a director in October 2023 with the Separation Transaction. He has served as Chief Executive Officer of Farmers Business Network, Inc. (farmer-to-farmer network and e-commerce platform) since March 2024; Managing Partner of Vidavo Ventures (venture capital firm focused on decarbonization technologies) since March 2022; and Executive Advisor to New Mountain Capital LLC (private equity firm) since June 2021. Prior to this he served as Former President and Chief Operating Officer of UPL Limited (global agricultural and specialty chemicals manufacturer) from March 2019 to May 2021 and as the Chief Executive Officer of Arysta LifeScience Corporation (global agricultural chemicals manufacturer) from February 2016 to February 2019, following its sale in July 2018 to UPL. He currently serves on the board of Profile Products LLC since November 2021 (environmental solutions).

Mr. Casanello started his career at chemical manufacturer BASF SE and worked in senior executive positions in Europe, Asia, South and North America, including as Managing Director of BASF Argentina S.A. and leading the Oilfield and Mining Chemicals business in North America. He has extensive M&A experience and holds a BA in Business Administration from the University of Hagen.

Independent Director Age: 50
2024 AGM Voting Results		Other Public Company Boards and Committees
98.52% voted for, 1.48% withheld		N/A
2023 Meeting Attendance
Board SDC	2 of 2 1 of 1		100% 100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
50,000	113,961	150,000	313,961	US$544,350.52

(1) Mr. Casanello was appointed to the Corporation's Board effective October 3, 2023 with the Separation Transaction.
* Based on the NYSE closing price of US$3.32 per Common Share on December 3, 2024. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

ROBERT DOYLE, Director(1) British Columbia, Canada

Mr. Doyle joined the Corporation as a director in October 2023 with the Separation Transaction. He has been a corporate director since June 2016, serving on the boards of Faraday Copper Corp. (development-stage copper company) since April 2022, OreZone Gold Corp. (TSX-listed gold producer) since June 2022 and Maverix Metals Inc. (royalty streaming company) from June 2016 until its acquisition by Triple Flag Precious Metals Corp. in January 2023. He previously served as Chief Financial Officer of Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) from January 2004 until retiring in March 2022.

Mr. Doyle has over 20 years of international experience in corporate finance, functional management and capital markets roles. Mr. Doyle holds a BSc of Finance from the University of Cape Town and is a Chartered Accountant in South Africa and Chartered Financial Analyst in Canada.

Independent Director Age: 55
2024 AGM Voting Results		Other Public Company Boards and Committees
98.48% voted for, 1.52% withheld		Faraday Copper Corp. Orezone Gold Corporation
2023 Meeting Attendance
Board ARC GNCLC	2 of 2 2 of 2 1 of 1		100% 100% 100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
14,500	113,961	150,000	278,471	US$426,490.52

(1) Mr. Doyle was appointed to the Corporation's Board effective October 3, 2023 with the Separation Transaction.
* Based on the NYSE closing price of US$3.32 per Common Share on December 3, 2024. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

FRANCO MIGNACCO, President of Minera Exar(3) Jujuy, Argentina

Mr. Mignacco has been a director of the Corporation since September 2015 and serves on the board of Full Circle Lithium Corp. since April 21, 2023. He has served as President of Minera Exar S.A. ("Minera Exar") since June 2013, overseeing operations and development of the Caucharí -Olaroz mineral project. Previously, he was the Vice Chairman of the former Lithium Americas Corp. from June 2013 to September 2015 prior to its merger with Western Lithium USA Corp.

Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and a mining degree with honours from Universidad Austral, Buenos Aires, Argentina.

Non-Independent Age: 41
2024 AGM Voting Results		Other Public Company Boards and Committees
98.09% voted for, 1.91% withheld		Full Circle Lithium Corp.
2023 Meeting Attendance
Board SDC	8 of 8 1 of 1		100% 100%
Securities Ownership Details
Common Shares	RSUs	PSUs	DSUs	Options
Direct 2,140,599 Indirect 486,185(1)	219,749	13,328(2)	N/A	210,000

(1) Held by Grupo Minero Los Boros S.A., an entity in which Mr. Mignacco holds an interest.

(2) PSUs are satisfied in Common Shares on a one-for-one basis.

(3) The Caucharí-Olaroz mineral project is owned by Minera Exar, a company incorporated under the laws of Argentina. Minera Exar, in turn, is 43.04% owned by the Corporation, 46.66% by Ganfeng Lithium Co., Ltd. and 8.50% by Jujuy Energia y Mineria Sociedad del Estado, a mining investment company owned by the government of Jujuy Province in Argentina.

Calum Morrison, Director(1) British Columbia, Canada

Mr. Morrison joined the Corporation as a director in October 2023 with the Separation Transaction. He has served as a corporate director since February 2023, serving on the board of Snowline Gold Corp. He previously served as President and Chief Executive Officer of Great Bear Royalties Corp. (royalty company) from January 2020 to September 2022 until its sale to Royal Gold Inc.; VP Business Development and Chief Financial Officer of Great Bear Resources Ltd. (precious metals company) from November 2019 to February 2022 until its sale to Kinross Gold Corporation; and Senior Commercial Lead, Corporate Development of Teck Resources Ltd. (leading copper, zinc, coal and energy producer) from June 2013 to October 2019.

Mr. Morrison has over 20 years of experience in the mining industry, having worked both in corporate development and investment banking roles. He has managed and led negotiations on numerous transactions with aggregate value in excess $5 billion; including acquisitions, divestments, joint ventures, and other strategic initiatives. Mr. Morrison currently resides in Vancouver, Canada, holds a BSc from Dalhousie University and is a Chartered Professional Accountant in British Columbia and Chartered Financial Analyst in Canada.

Independent Director Age: 44
2024 AGM Voting Results		Other Public Company Boards and Committees
98.49% voted for, 1.51% withheld		Snowline Gold Corp.
2023 Meeting Attendance
Board ARC GNCLC	2 of 2 2 of 2 1 of 1		100% 100% 100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
15,000	113,961	150,000	278,961	US$428,150.52

(1) Mr. Morrison was appointed to the Corporation's Board effective October 3, 2023 with the Separation Transaction.
* Based on the NYSE closing price of US$3.32 per Common Share on December 3, 2024. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

MONICA MORETTO, Director(1) British Columbia, Canada

Ms. Moretto joined the Corporation as a director in March 2024. She has served as Vice President, Social Sustainability, Diversity, and Inclusion of Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) since April 2008.

Ms. Moretto is a seasoned senior executive with vast experience in the mining industry who has provided leadership and strategic advice to industry boards and international committees in North America for almost two decades. She currently chairs the International Social Responsibility committee at the Mining Association of Canada. Ms. Moretto holds a Bachelor of Art in communications from Argentina and holds an ESG designation from Competent Boards. She was the recipient of the Robert H. Hedley Sustainability Award of Excellence, given by the prestigious Association for Mineral Exploration of British Columbia in January 2019, and more recently, the 2021 Trailblazer Award given by Women in Mining Canada.

Independent Director Age: 59
2024 AGM Voting Results		Other Public Company Boards and Committees
98.70% voted for, 1.30% withheld		N/A
2023 Meeting Attendance
Board	N/A		N/A
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
4,265	46,683	-	50,948	US$169,147.36

(1) Ms. Moretto was appointed to the Corporation's Board effective March 19, 2024.
* Based on the NYSE closing price of US$3.32 per Common Share on December 3, 2024. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

No director or proposed director of the Corporation is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Corporation that:

(a) while that person was acting in that capacity was the subject of a cease trade order or similar order, or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of the company, in the company being the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

No director or proposed director of the Corporation is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Corporation has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE OVERVIEW

The Board believes that good corporate governance is important to our effective performance and plays a significant role in protecting Shareholders' interests and maximizing Shareholder value.  For further information with respect to the Corporation's corporate governance practices, see section titled "Corporate Governance" in the management information circular of the Corporation dated May 10, 2024 for the 2024 AGM (the "AGM Circular"), which section is incorporated by reference in, and forms part of, this Schedule.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Corporation or its subsidiaries, or their respective associates or affiliates, are or have been indebted to the Corporation or its subsidiaries since the beginning of the last completed financial year of the Corporation.

EXECUTIVE COMPENSATION

For information with respect to the Corporation's director and executive compensation practices, see sections titled "Director Compensation" and "Executive Compensation" in the AGM Circular, which sections are incorporated by reference in, and forms part of, this Schedule.

In connection with the Continuation, the Corporation anticipates entering into new employment agreements with certain senior executive officers in compliance with Swiss law requirements.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

For information with respect to securities authorized for issuance under the Corporation's equity incentive plan, see sections titled "Securities Authorized for Issuance under Equity Incentive Plans" in the AGM Circular, which section is incorporated by reference in, and forms part of, this Schedule.

FURTHER INFORMATION

For further information in respect of certain matters discussed herein, see the sections referred to herein in the AGM Circular, which sections are incorporated by reference in, and form part of, this Schedule.

Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Schedule to the extent that a statement contained herein, or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Schedule.

YOUR VOTE IS IMPORTANT

The Board of Lithium Americas (Argentina) Corp. unanimously
recommends a vote FOR all resolutions.

If you have any questions or require any assistance in executing your Lithium Americas (Argentina) Corp. proxy or voting instruction form, please call our proxy solicitation agent, Laurel Hill at:

North American Toll-Free Number: 1-877-452-7184
Outside North America, Banks, Brokers and Collect Calls: 1-416-304-0211
Email: assistance@laurelhill.com

LITHIUM AMERICAS (ARGENTINA) CORP.
300 - 900 West Hastings Street | Vancouver, BC V6C 1E5
P: 778-653-8092
E: ir@lithium-argentina.com

Download the latest about Lithium Americas (Argentina) Corp. at https://lithium-argentina.com.
Lithium Americas (Argentina) Corp. is traded on the TSX and the NYSE under the symbol "LAAC".